12027118

2011

ANNUAL REPORT TO STOCKHOLDERS

infosapce®

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ANNUAL REPORT ON FORM 10-K

To the Shareholders of InfoSpace, Inc.:

I am pleased to report that 2011 was a significant and successful year for InfoSpace. When I wrote to you last year, I was CEO for a just a few months and we were formulating plans to realize our potential. My letter noted that we had both a great opportunity and a great responsibility to deliver growth, allocate our capital intelligently, and create shareholder value. Now, after my first full year at InfoSpace, I am excited to discuss our progress and outline the significant opportunities ahead.

First, I'd like to share with you some notable performance figures from 2011. Our revenue increased to $228.8 million in 2011 from $214.3 million in 2010, a 7% increase; our adjusted EBITDA increased to $36.6 million in 2011 from $32.5 million in 2010, a 13% increase; and our income from continuing operations increased to $31.5 million in 2011 from $9.3 million in 2010, a 240% increase.* The closing price per share of our common stock on December 30, 2011 (the last trading day of 2011), was $10.99, up from $8.30 on December 31, 2010, an increase of 32%. We are proud of our performance in 2011, and believe that it reflects the talent and hard work of the entire InfoSpace team.

One of our goals for last year was to sharpen our focus on improving and growing our search business. In early 2011, we successfully renewed our agreements with our key search partners Google and Yahoo!, which now run to 2014 and provide a solid foundation on which to continue to grow this profitable, resilient business. We also completed a number of development projects to improve and update our search platform, which we expect to provide increased stability and flexibility for this business and our partners in the years to come. The distribution business is the fastest growing portion of search business, and our primary focus for search going forward. We signed a record number of new distribution partners last year, more than 40, and distribution revenue increased 24% to $181.6 million, from $146.9 million in 2010, and now accounts for more than 80% of overall search revenue. We remain optimistic about our prospects in distributed search and will invest wisely here to support our future growth.

Another primary goal for 2011 was to make a significant acquisition. In my letter last year, I told you that I expected that we would soon allocate a meaningful amount of our capital to acquire an attractive, profitable business at a sensible valuation. I am pleased that we have done just that with our acquisition of TaxACT, a leading provider of online tax preparation solutions. We brought renewed discipline and energy to our acquisition team and process in 2011, resulting in our acquisition of TaxACT in January 2012. This acquisition is expected to make a large addition to 2012 Adjusted EBITDA and net income and we believe it will contribute meaningfully to long-term value for shareholders. We are excited about the TaxACT business and its potential, and we'll have more to say about it in the months ahead.

While proud of our 2011 performance, we believe we are just beginning to tap our true potential. As we evolve into a larger company with a broader focus we need a corporate brand that reflects this breadth. On your proxy card or voting instruction card for the 2012 annual meeting, you will see a proposal asking you to approve a change in our name. We selected the new name, Blucora, to mark the evolution of the Company into the owner of multiple technology businesses and to distinguish between the parent company and its individual business units. Our existing business operations will retain their current branding, including the InfoSpace search business and the TaxACT tax preparation service. We believe the change to the Blucora brand represents an important milestone for the Company and that it can be an extensible corporate brand that both encompasses our current operations and allows for future opportunities. Our Board of Directors has unanimously recommended that you vote in favor of this proposal.

I continue to be excited about the future for our Company and encourage you to contact me directly with your thoughts, suggestions, or questions.

Bill Ruckelshaus
InfoSpace President and CEO
Tel: 425.201.8900

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* Adjusted EBITDA is a non-GAAP financial measure that is calculated by adjusting GAAP net income to exclude the aggregate effect of discontinued operations, income taxes, depreciation, amortization of intangible assets, stock-based compensation expense, and other income, net. 2011 and 2010 revenue figures reflect discontinued operations related to the sale of the Mercantila e-commerce business. For further details on both non-GAAP financial figures and the effects of discontinued operations, please see "Management's Discussion and Analysis" in our 2011 Form 10-K, a copy of which is included in this annual report to stockholders.

infospace®

INFOSPACE, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on May 31, 2012

TO THE STOCKHOLDERS:

Notice is hereby given that the annual meeting of stockholders of InfoSpace, Inc. ("***InfoSpace***" or the "***Company***"), a Delaware corporation, will be held on May 31, 2012, at 2:00 p.m., local time, at the principal executive offices of InfoSpace, Inc., located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, for the following purposes:

1. To elect the two Class I directors nominated by the Board of Directors of the Company to serve for three-year terms;
2. To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the Company for 2012;
3. To approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement;
4. To approve an amendment to the Company's Restated Certificate of Incorporation to change the Company's name to Blucora, Inc.;
5. To approve an amendment to the Company's Restated Certificate of Incorporation to eliminate the old common stock from the Company's authorized capital stock; and
6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

The Board of Directors has fixed the close of business on April 2, 2012, as the record date for the determination of stockholders entitled to notice of this meeting and the right to vote.

All stockholders are cordially invited to attend the meeting in person. However, to save us the expense of additional solicitation, you are urged to vote online, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction card as promptly as possible. For specific instructions regarding voting online, by telephone, or by mail, please see the enclosed proxy card or voting instruction card. Any stockholder attending the meeting may vote in person even if the stockholder has previously returned a proxy. Please see "Information Concerning Proxy Solicitation and Voting – Questions and Answers" in the Proxy Statement for more details on voting in person at the meeting.

By Order of the Board of Directors,

Linda Schoemaker
General Counsel and Secretary

Bellevue, Washington
April 25, 2012

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE VOTE ONLINE, BY TELEPHONE, OR SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE OR VOTE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ENCLOSED VOTING INSTRUCTION CARD.

Proxy

Proxy

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INFOSPACE, INC.

PROXY STATEMENT FOR
2012 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2012 annual meeting of stockholders and any adjournment or postponement of such meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The annual meeting will be held on May 31, 2012, at 2:00 p.m., local time, at our principal executive offices, located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. All proxies are solicited for the purposes set forth herein and in the notice of annual meeting of stockholders that accompanies this Proxy Statement. Voting materials, which include the Proxy Statement, form of proxy, and Annual Report on Form 10-K for the year ended December 31, 2011, will be sent or otherwise distributed on or about April 25, 2012 to Stockholders of Record (as defined below).

Important Notice Regarding the Availability of Proxy Materials for Stockholders Meeting to be Held on May 31, 2012

This Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2011 are also available at www.proxyvote.com.

Stockholders of Record and beneficial owners may access the form of proxy on the Internet by following the instructions on the proxy card or voting instruction card. Please note that you will not be required to provide any personal information, other than the identification number provided on the proxy card or voting instruction card, to execute a proxy.

This solicitation of proxies is made on behalf of InfoSpace, and we will pay for all related costs. In addition, we will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers, and regular employees, without additional compensation, personally or by telephone.

We do not expect any matters not listed in the Proxy Statement to come before the annual meeting. For Stockholders of Record, if any other matter is presented, your signed proxy card or submission of your proxy by telephone or via the Internet gives the individuals named as proxy holders the authority to vote your shares to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). If any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy card to vote the shares they represent as the Board of Directors may recommend.

Important Note Regarding Discretionary Voting by Brokers

If you hold your shares in a brokerage or bank account in your broker's or bank's name (this is called "***Street Name***"), it is critical that you instruct your broker or bank to cast your vote if you want it to count in the election of directors (Proposal One), in the advisory vote to approve the compensation of the officers discussed in the "Compensation Discussion and Analysis" and "Compensation of Named Executive Officers" sections below (the "***Named Executive Officers***") (Proposal Three), on the approval of an amendment to the Company's Restated Certificate of Incorporation to change the Company's name to Blucora, Inc. (Proposal Four), or on the approval of an amendment to the Company's Restated Certificate of Incorporation to eliminate the old common stock from the Company's authorized capital stock (Proposal Five). Due to regulatory changes in recent years, no votes will be cast on your behalf on these proposals if you hold your shares in Street Name and you do not instruct your bank or broker how to vote. In such a case, your shares will be considered "broker non-votes" with regard to such proposals because the broker or bank will not have discretionary authority to vote such shares.

Questions and Answers

Q: Who is entitled to vote?

A: All stockholders who owned InfoSpace common stock at the close of business on the record date of April 2, 2012 ("***Stockholders of Record***") are entitled to receive notice of the annual meeting and to vote the shares they own as of the record date. Each stockholder is entitled to one vote for each share of common stock held on all matters properly brought before the meeting to be voted on.

39,901,012 shares of our common stock were outstanding and entitled to vote on April 2, 2012. Shares of our common stock were held of record by 460 stockholders on the record date. If, as of the record date, your shares were registered directly in your name with the Company's transfer agent, Computershare Shareowner Services, you are considered the Stockholder of Record with respect to those shares. The number of holders of record does not include beneficial owners of our common stock who hold their shares through brokers, banks, or other holders of record.

Q: How many votes do you need at the meeting to transact business?

A: A majority of InfoSpace's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Shares that are voted on any matter or voted "abstain", as well as broker non-votes (defined below), will be considered present at the meeting for purposes of establishing a quorum.

Q: What proposals will be voted on at the meeting?

A: There are five proposals scheduled to be voted on at the meeting:

Proposal One: Election of the two Class I directors nominated by the Board of Directors of the Company to serve for three-year terms;

Proposal Two: Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2012;

Proposal Three: Approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement;

Proposal Four: Approval of an amendment to the Company's Restated Certificate of Incorporation to change the Company's name to Blucora, Inc.; and

Proposal Five: Approval of an amendment to the Company's Restated Certificate of Incorporation to eliminate the old common stock from the Company's authorized capital stock.

Q: What are the voting options for each proposal?

A: In the election of the directors (Proposal One), you may vote *"FOR"* each of the nominees or your vote may be *"WITHHELD"* with respect to any nominee. On the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (Proposal Two), on the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement (Proposal Three), on the approval of an amendment to the Company's Restated Certificate of Incorporation to change the Company's name to Blucora, Inc. (Proposal Four), and on the approval of an amendment to the Company's Restated Certificate of Incorporation to eliminate the old common stock from the Company's authorized capital stock (Proposal Five) you may vote *"FOR," "AGAINST,"* or *"ABSTAIN."*

Q: What are the Company's voting recommendations?

A: Our Board of Directors recommends that you vote your shares *"FOR"* each nominee to the Board of Directors listed in this Proxy Statement, *"FOR"* the ratification of Ernst & Young LLP as InfoSpace's independent registered public accounting firm, *"FOR"* the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, *"FOR"* the approval of an amendment to the Company's Restated Certificate of Incorporation to change the Company's name to Blucora, Inc., and *"FOR"* the approval of an amendment to the Company's Restated Certificate of Incorporation to eliminate the old common stock from the Company's authorized capital stock.

Q: What is the voting requirement to approve each of the proposals?

A: For the election of directors (Proposal One), the two Class I nominees of the Board of Directors of the Company who receive the greatest number of *"FOR"* votes from shares present and entitled to vote at the meeting will be elected. Withheld votes and broker non-votes will have no effect on the outcome of the election.

The proposed ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm (Proposal Two) requires the affirmative *"FOR"* vote of a majority of the shares voted at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have the same effect as a vote *"AGAINST"* Proposal Two.

The approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, (Proposal Three) requires the affirmative *"FOR"* vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have the same effect as a vote *"AGAINST"* Proposal Three. Broker non-votes will have no effect on the outcome of the vote.

The approval of an amendment to the Company's Restated Certificate of Incorporation to change the Company's name to Blucora, Inc. (Proposal Four) requires the affirmative *"FOR"* vote of a majority of the shares of common stock outstanding as of the record date in order for it to be approved. Accordingly, abstentions and broker non-votes have the same effect as a vote *"AGAINST"* Proposal Four.

The approval of an amendment to the Company's Restated Certificate of Incorporation to eliminate the old common stock from the Company's authorized capital stock (Proposal Five) requires the affirmative *"FOR"* vote of a majority of the shares of common stock outstanding as of the record date in order for it to be approved. Accordingly, abstentions and broker non-votes have the same effect as a vote *"AGAINST"* Proposal Five.

Q: What if I do not vote for some of the items listed on my proxy card or voting instruction card?

A: If you provide specific voting instructions, your shares will be voted as you have instructed. If you are a Stockholder of Record, execute the proxy card, and do not provide voting instructions on certain matters, your shares will be voted in accordance with the Board's recommendations. If you hold your shares in street name and do not provide voting instructions, your broker or bank will have discretionary authority to vote such shares ONLY on the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (Proposal Two) and your shares will not be counted on any of the other proposals.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a Stockholder of Record or beneficially through a broker, bank, or other nominee, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held through a broker, bank, or other nominee, by submitting voting instructions to your broker, bank, or other nominee. In most cases, you will be able to do this by telephone, via the Internet, or by mail. For Stockholders of Record, please refer to the summary instructions included on your proxy card. For shares held through a broker, bank, or other nominee, please refer to the voting instruction card that will be provided by your broker, bank, or other nominee.

If your shares are registered under different names, or if they are in more than one account, you may receive more than one proxy card or voting instruction card. Please follow the instructions on each proxy card or voting instruction card to ensure that all of your shares are represented at the meeting. Please sign each proxy card exactly as your name or names appear on the proxy card. For joint accounts, each owner should sign the proxy card. When signing as executor, administrator, attorney, trustee, or guardian, etc., please print your full title on the proxy card.

BY TELEPHONE OR THE INTERNET – If you have telephone or Internet access, you may submit your vote by following the instructions on the proxy card or voting instruction card.

BY MAIL – You may submit your proxy by mail by signing your proxy card or, for shares held through a broker, bank, or other nominee, by following the voting instruction card included by your broker, bank, or other nominee and mailing it in the enclosed, postage-paid envelope.

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the Stockholder of Record may be voted in person at the meeting. If you hold your shares through a bank, broker, or other holder of record, and you wish to vote at the meeting, you must present a legal proxy from your broker or other holder of record in order to vote at the meeting. If you choose to attend the meeting, please bring proof of identification for entrance to the meeting. If you hold your shares through a bank, broker, or other holder of record, please also bring your proof of ownership, such as a brokerage statement. Even if you currently plan to attend the annual meeting, we recommend that you submit your proxy card or voting instruction card as described above so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I change my vote?

A: You may change your vote at any time before the final vote at the meeting.

If you are a Stockholder of Record, you may change your vote by signing and submitting a new proxy card with a later date, voting by telephone or via the Internet as instructed above (only your latest telephone or Internet proxy is counted), or by attending the meeting and voting in person (as described above). Attending the meeting will not revoke your proxy unless you specifically request it.

If you hold your shares through a broker, bank, or other nominee, you should contact your broker, bank, or other nominee prior to the time such voting instructions are exercised.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in a Current Report on Form 8-K within four business days of the end of the meeting, which will be filed with the Securities and Exchange Commission and will also be available at www.infospaceinc.com. If final results are not available within four business days of the end of the meeting, preliminary results will be published in a Current Report on Form 8-K at that time, and the final results will be published in an amended Current Report on Form 8-K/A when they are available.

Q: Is a list of registered stockholders available?

A: The Company's list of stockholders as of April 2, 2012, will be available for inspection for 10 days prior to the 2012 annual meeting and at the annual meeting for any purpose reasonably relevant to the meeting. If you want to inspect the stockholder list, please call the office of the General Counsel at (425) 201-6100 to schedule an appointment.

"Householding" of Proxy Materials

We have adopted a procedure approved by the U.S. Securities and Exchange Commission called "householding." Under this procedure, Stockholders of Record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one set of our proxy materials, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. We believe this will provide greater convenience for our stockholders, as well as cost savings for us by reducing the number of duplicate documents that are mailed.

Stockholders who participate in householding will continue to receive separate proxy cards. Householding will not in any way affect your rights as a stockholder.

If you are eligible for householding, but you and other Stockholders of Record with whom you share an address currently receive multiple copies of our proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you participate in householding and wish to receive a separate copy of our Annual Report on Form 10-K for the year ended December 31, 2011, or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Broadridge as indicated above.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

Proxy

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Effective as of the 2012 annual meeting of stockholders, the Board of Directors has set the size of the Board at eight members, with members in each class serving staggered three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director resigns or by reason of death or other cause is unable to serve in the capacity of director. If a director resigns before the end of his or her term, the Board of Directors may appoint a director to fill the remainder of that term or leave the position vacant. Stockholder election of directors may only take place at the annual meeting at which the three-year term of that director would expire or at a special meeting of stockholders called for such purpose.

Nominees for Directors

Two Class I directors are nominated for election at the annual meeting for three-year terms ending in 2015. The Board of Directors has nominated John Cunningham and William Ruckelshaus for re-election as Class I directors. For further information on the director nominees, see "Information Regarding the Board of Directors and Committees" below. For further information on the process of director nominations and criteria for selection of director nominees, see "Director Nomination Process" below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them "*FOR*" the two nominees listed in this Proxy Statement. Each of the director nominees have consented to be named in this Proxy Statement and agreed to continue to serve as a director if elected by stockholders. In the event that either of these nominees to the Board of Directors is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for a nominee who may be designated by the present Board of Directors to fill the vacancy. It is not expected that either of the nominees will be unable or will decline to serve as a director. Alternatively, the Board of Directors may reduce the size of the Board of Directors or maintain such vacancy.

If a quorum is present, the two Class I nominees receiving the highest number of votes will be elected to the Board of Directors. Votes withheld from any nominee and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement and on the proxy card or the voting instruction card.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED HEREIN

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for 2012, and recommends that stockholders vote *"FOR"* ratification of this appointment. Although stockholder approval of this appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if you ratify the appointment of Ernst & Young LLP, the Audit Committee may in its sole discretion terminate such engagement and direct the appointment of another independent registered public accounting firm at any time during the year, although it has no current intention to do so.

Ernst & Young LLP, was appointed by the Audit Committee in March 2012 and replaces the Company's previous independent registered public accounting firm, Deloitte & Touche LLP (for further detail on Ernst & Young LLP and Deloitte & Touche LLP, see "Engagement of Ernst & Young and Dismissal of Deloitte & Touche" below). Representatives of Ernst & Young LLP are expected to be present at the meeting, with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions. We do not expect representatives of Deloitte & Touche LLP to be present at the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

PROPOSAL THREE

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with Section 14A of the Securities Exchange Act, the Company is providing stockholders with an advisory (non-binding) vote to approve the compensation programs for our Named Executive Officers. Accordingly, you may vote on the following resolution at the 2012 annual meeting of stockholders:

> "Resolved, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers of InfoSpace, Inc., as disclosed in the Company's Proxy Statement for the 2012 annual meeting of stockholders, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Proxy Statement."

This vote is nonbinding. The Board of Directors and the Compensation Committee expect to consider the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

The compensation of the Named Executive Officers is described in detail under "Compensation Discussion and Analysis." Stockholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure. The Company holds advisory votes on Named Executive Officer compensation on an annual basis, and the next such vote will be at the 2013 annual meeting of stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, THE ACCOMPANYING COMPENSATION TABLES, AND THE RELATED NARRATIVE DISCLOSURE

PROPOSAL FOUR

AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO CHANGE THE COMPANY'S NAME BLUCORA, INC.

In March 2012, the Board of Directors adopted a resolution approving an amendment to the Company's Restated Certificate of Incorporation to change the name of the Company from InfoSpace, Inc. to Blucora, Inc. and recommending that the name change amendment be submitted to stockholders for approval.

Reasons for the name change

The name change is intended to reflect the evolution of the Company into the owner of multiple technology businesses and to distinguish between the parent company and its individual business units. The name Blucora, Inc. was selected as an extensible corporate brand that encompasses the Company's current operations and can provide a platform for future opportunities. The Company's existing business operations will retain their current branding, including the InfoSpace search business and the TaxACT tax preparation service.

Effects of the name change

If the name change amendment is approved by stockholders, the name change will be effective when the amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware. The Company has reserved the NASDAQ stock symbol "BCOR." If the name change amendment is approved, the Company intends to request that its common stock be listed on the NASDAQ and trade under this new stock symbol, rather than under the current "INSP" symbol.

If the name change amendment is approved by stockholders, Article 1 of the Company's Restated Certificate of Incorporation will be amended to read in its entirety as follows:

ARTICLE 1. NAME

The name of the corporation is Blucora, Inc.

If the name change becomes effective, the rights of stockholders holding certificated shares under currently outstanding stock certificates and the number of shares represented by those certificates will remain unchanged. The name change will not affect the validity or transferability of any currently outstanding stock certificates nor will it be necessary for stockholders with certificated shares to surrender or exchange any stock certificates they currently hold as a result of the name change. Uncertificated shares currently held in direct registration accounts and any new stock certificates that are issued after the name change becomes effective will bear the name "Blucora, Inc." Approval of this Proposal Four requires the affirmative vote of a majority of the shares of common stock outstanding as of the record date. Any abstentions or broker non-votes will have the same effect as a vote against this Proposal Four.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF INCOSPACE, INC. TO CHANGE THE COMPANY'S NAME TO BLUCORA, INC.

PROPOSAL FIVE

AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE OLD COMMON STOCK FROM THE COMPANY'S AUTHORIZED CAPITAL STOCK

At the Company's 2009 annual meeting of stockholders, upon the recommendation of the Board of Directors, the stockholders approved an amendment to our Certificate of Incorporation that, among other things, created a new class of common stock (the "***New Common Stock***") and converted each share of our original common stock (the "***Old Common Stock***") into ownership of New Common Stock on a one-to-one basis. After that conversion occurred, the Old Common Stock remained authorized, but there were no shares outstanding. The Company does not need the Old Common Stock and there are no holders of the Old Common Stock, and thus, as a matter of corporate housekeeping, the Company is requesting that the stockholders approve an amendment to Section 4.1 of the Restated Certificate of Incorporation to remove the authorization of, and all reference to, the Old Common Stock, leaving the New Common Stock as the only authorized class of common stock.

In March 2012, the Board adopted a resolution approving an amendment to Section 4.1 of the Company's Restated Certificate of Incorporation to eliminate the Old Common Stock from the Company's authorized capital stock and recommending that the amendment set forth in this Proposal Five be submitted to stockholders for approval. If this amendment is approved by stockholders, the amendment will be effective when the amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

The first sentence of Section 4.1 of the Company's Restated Certificate of Incorporation currently reads in its entirety as follows:

> The total authorized stock of the Corporation shall consist of three classes: (i) 900,000,000 shares of existing Common Stock having a par value of $0.0001 per share ("**Old Common Stock**"); (ii) 900,000,000 shares of Common Stock having a par value of $0.0001 per share ("**Common Stock**"); and (iii) 15,000,000 shares of Preferred Stock having a par value of $0.0001 per share ("**Preferred Stock**").

If this Proposal Five is approved by the stockholders, the first sentence of Section 4.1 of the Company's Restated Certificate of Incorporation will be amended to read in its entirety as follows:

> The total authorized stock of the Corporation shall consist of two classes: (i) 900,000,000 shares of Common Stock having a par value of $0.0001 per share ("**Common Stock**") and (ii) 15,000,000 shares of Preferred Stock having a par value of $0.0001 per share ("**Preferred Stock**").

If this amendment becomes effective, the rights of stockholders who hold shares of our Common Stock will remain unchanged. The amendment will not effect a reclassification of or other modification to the shares of common stock currently outstanding. Approval of this Proposal Five requires the affirmative vote of a majority of the shares of Common Stock outstanding as of the record date. Any abstentions or broker non-votes will have the same effect as a vote against this Proposal Five.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE OLD COMMON STOCK FROM THE COMPANY'S AUTHORIZED CAPITAL STOCK

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

The "Director Nominees" and "Continuing Directors" sections below set forth the business experience during at least the past five years for each nominee and each of the directors whose term of office will continue after the 2012 annual meeting of stockholders. In addition, these sections include a brief discussion of the specific experience, qualifications, attributes, and skills that led to the conclusion that each of the directors and nominees should continue to serve on the Board of Directors at this time. The Board of Directors nominates candidates for election after receiving recommendations from the Nominating and Governance Committee, which bases its recommendations on the criteria set forth in our Director Nomination Policy, as described below under "Director Nomination Process." The Board of Directors believes that the directors and nominees have an appropriate balance of knowledge, experience, attributes, skills, and expertise as a whole to ensure the Board of Directors appropriately satisfies its oversight responsibilities and acts in the best interests of stockholders.

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Director Nominees

Class I – Terms expiring in 2012

The names of our Class I directors, whose terms expire in 2012, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
John E. Cunningham, IV	54	Chairman	1998
William J. Ruckelshaus	47	President and Chief Executive Officer	2007

John E. Cunningham, IV has served as a director of InfoSpace since July 1998 and as the Chairman of the Board of Directors since January 2011. Mr. Cunningham also served as Lead Independent Director of InfoSpace from February 2010 through December 2010. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a venture capital investment partnership, since February 1998. Previously, he served as Chief Executive Officer of RealCom Office Communications Inc., a national telecom services company. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. Currently, Mr. Cunningham serves as a board member of AudienceScience, Inc. and Qliance, Inc. and as an advisor to Petra Growth Fund II.

Relevant Qualifications and Experience: Mr. Cunningham has extensive experience in, and a significant knowledge of, the technology industry from his work with various technology companies as an executive, investor, advisor, and director. Mr. Cunningham also has significant experience with InfoSpace gained through 14 years as a director. The Board believes that Mr. Cunningham's extensive experience as a venture capitalist in multiple industries, as an executive, and as a board member and advisor to public and private companies and non-profit organizations provides insight and guidance that assists the Board in its oversight obligations and makes him a valued advisor to the Board and management.

William J. Ruckelshaus has served as a director of InfoSpace since May 2007. Mr. Ruckelshaus has also served as President and Chief Executive Officer of InfoSpace since November 2010. Prior to his appointment as President and Chief Executive Officer of InfoSpace, Mr. Ruckelshaus served as Chief Financial Officer of AudienceScience, Inc. (formerly known as RevenueScience, Inc.), a digital advertising, technology, and services company, from May 2006 to November 2010. Mr. Ruckelshaus also served as Chief Operating Officer of AudienceScience for two years. From July 2002 to April 2006, he served as Senior Vice President, Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Relevant Qualifications and Experience: Mr. Ruckelshaus has relevant experience as an executive in the technology industry and a strong background in finance, strategy, and mergers and acquisitions. Mr. Ruckelshaus also has significant familiarity with InfoSpace as the Company's President and Chief Executive Officer. His day-to-day leadership of the Company gives him critical insights into the Company's operations, strategy, and competition, and allows him to facilitate the Board's ability to perform its critical oversight function. The Board believes that Mr. Ruckelshaus's experience as an executive and director provides him with insight into the Board's oversight role, and that as the Company's President and Chief Executive Officer, Mr. Ruckelshaus plays an important role in the Board's processes.

Continuing Directors

Class II – Terms expiring in 2013

The names of the nominees of the Board of Directors and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Richard D. Hearney	72	Director	2001
Steven W. Hooper	59	Director	2011
James F. Voelker	61	Director	2002

Richard D. Hearney has served as a director of InfoSpace since September 2001. General Hearney is a retired United States Marine Corps four-star general who served as the Assistant Commandant of the United States Marine Corps from 1994 to 1996. In 2002, General Hearney founded RDM Strategies, Inc., and he currently serves on its board of advisors. General Hearney served as President and Chief Executive Officer of Business Executives for National Security, an organization focusing on national security policy, from December 2000 to April 2002. From 1996 to 1999, General Hearney was an executive with McDonnell Douglas Corporation, and then its acquirer, the Boeing Company. General Hearney currently serves on the boards of a number of private technology companies and defense contractors.

Relevant Qualifications and Experience: General Hearney has extensive experience in leadership and management gained through his military service and his subsequent business ventures, as well as significant familiarity with InfoSpace as a director of the Company for the past 11 years. The Board believes that General Hearney's extensive leadership and management experience, both in the military and in business, makes him a valuable contributor to the Board and provides him with insight and knowledge relevant to the Board's oversight obligations.

Steven W. Hooper was appointed to the Board of Directors of InfoSpace on April 11, 2011. Mr. Hooper is a founding partner of Ignition Partners, a venture capital firm, where he has invested in telecommunications and wireless companies since Ignition's founding in March 2000. From 1999 to 2000, Mr. Hooper served as Chairman and Chief Executive Officer of Nextlink Communications, Inc. From 1998 to 1999, Mr. Hooper served as Chief Executive Officer of Teledesic LLC. From 1994 to 1997, Mr. Hooper served as CEO of AT&T Wireless Services, Inc. Prior to joining AT&T Wireless, Mr. Hooper was an executive with McCaw Cellular Communications, Inc., where he, among other roles, served as CEO for a variety of McCaw-affiliated companies. In addition, Mr. Hooper represents Ignition Partners as a director on the boards of a number of privately-held companies in which Ignition has invested and served as a trustee of Seattle University from 1995 to 2009.

Relevant Qualifications and Experience: Mr. Hooper has extensive experience as a business leader in the technology industry. He has served in management and as a director for numerous technology companies, and brings to the InfoSpace Board of Directors extensive experience, knowledge, and connections that the Board believes will provide valuable assistance to the Company as it pursues strategic opportunities in the technology industry.

James F. Voelker has served as a director since July 2002. He also served as our Chairman of the Board from December 2002 through December 2010, as Chief Executive Officer from December 2002 to February 2009, and as President from December 2002 to April 2003 and from December 2005 to February 2009. Mr. Voelker previously served as President and a director of NEXTLINK Communications, Inc. (now XO Communications, Inc.), a broadband communications company, and as a director of Comdisco Electronics Group, Inc. and 360Networks, Inc.

Relevant Qualifications and Experience: Mr. Voelker has extensive experience and expertise in management, board service, and the technology industry as an executive and director, as well as significant familiarity with InfoSpace as the Company's former President, Chief Executive Officer, and Chairman and as a director for the past 10 years. The Board believes that Mr. Voelker's extensive experience as an executive and a director, including his experience as a former Chief Executive Officer and Chairman of the Company, provides insight and guidance that assists the Board in its oversight and strategy roles.

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Class III – Terms expiring in 2014

The names of our Class III directors, whose terms expire in 2014, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Jules Haimovitz	61	Director	2005
Elizabeth J. Huebner	54	Director	2009
Andrew M. Snyder	41	Director	2011

Jules Haimovitz has served as a director of InfoSpace since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions, Inc., a producer of programming for television, cable networks, and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., Executive Consultant to the CEO, and Chair of the Library Task Force. Mr. Haimovitz's career has also included experience as a director and CEO of VJN, Inc., executive and director at Spelling Entertainment, Inc., executive at King World Productions and Viacom, Inc., and director of Orion Pictures Corporation and Onstage Entertainment. Mr. Haimovitz served as a director of Imclone, Inc. from May 2007 to November 2008, where he served as Chair of the Audit Committee and Chair of the special committee formed to oversee the sale of Imclone. Mr. Haimovitz also served on the Board of Directors of Blockbuster, Inc. from May 2006 to April 2011. Mr. Haimovitz has been a director at Dial Global (previously Westwood One, Inc.) since November 2011, where he serves as the Chair of the Audit Committee.

Relevant Qualifications and Experience: Mr. Haimovitz has a strong background in the management of private and publicly traded companies, particularly companies in the consumer and media space, both as an executive and a director. He also has extensive experience in mergers and acquisitions of both public and private companies. In addition, the Board of Directors has determined that he is qualified as an "Audit Committee Financial Expert" under the SEC's rules, and that expertise assists the Board in complying with its Audit Committee membership requirements and also enables him to provide significant insight on public accounting and financial statement matters. The Board believes that Mr. Haimovitz's extensive management and board experience, knowledge of and experience with mergers and acquisitions, and financial expertise provides insight and guidance that assists the Board in its oversight and strategy roles.

Elizabeth J. Huebner has served as a director of InfoSpace since May 2009. Ms. Huebner retired from a 26-year career in the finance sector in 2006. Prior to retiring, Ms. Huebner was Chief Financial Officer from 2000 to 2006 at Getty Images, Inc., a provider of visual content and rights services. Prior to her service as Chief Financial Officer of Getty Images, Ms. Huebner was Chief Financial Officer of Primus Knowledge Solutions, Inc.

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Relevant Qualifications and Experience: Ms. Huebner has significant experience as an executive in the technology industry, and a strong background in finance and accounting. The Board of Directors has determined that she is qualified as an "Audit Committee Financial Expert" under the SEC's rules, and that expertise assists the Board in complying with its Audit Committee membership requirements and also enables her to provide significant insight on public accounting and financial statement matters. The Board believes that Ms. Huebner's experience in management and finance provides insight and guidance that assists the Board in its oversight, financial review, and risk management obligations.

Andrew M. Snyder has served as a director of InfoSpace, Inc. since August 2011. Mr. Snyder is CEO of Cambridge Information Group, Inc. ("***CIG***") and Chairman of CIG's subsidiaries, ProQuest LLC, R. R. Bowker LLC, and Navtech, Inc. In connection with the CIG Agreements, discussed in more detail below under "Related Person Transactions in 2011 and 2012, " Mr. Snyder was elected to fill an existing vacancy on the Board of Directors. Mr. Snyder also served on the Board of Directors of Navtech when it was an independent, publicly-held company, beginning in November 2005 and continuing through its merger with a CIG subsidiary in November 2007. Mr. Snyder has been employed by CIG since 2003 and has served as President or CEO since 2004. Prior to joining CIG, Mr. Snyder worked for the Goldman Sachs Group, most recently as Vice President in the Principal Investment Area, where he focused on traditional media, technology, and services investing for the firm's investment fund. Mr. Snyder is a graduate of the Wharton School at the University of Pennsylvania and the Georgetown University Law Center. He currently serves on the Board of The Association of American Publishers, the Board of Overseers of Penn Libraries, and the New Leaders Steering Committee of the New York Presbyterian Hospital.

Relevant Qualifications and Experience: Mr. Snyder was added to the Board of Directors in August 2011 after a process in which the Board attempted to identify a candidate that could both provide stockholder perspective through owning or representing a significant holding of Company shares and provide assistance with the Company's primary goal of making a large acquisition. The Board met both of these objectives by adding Mr. Snyder to the Board. Mr. Snyder has significant experience in the management and oversight of technology companies and a strong background in mergers and acquisitions. His expertise and experience makes him an important resource for the Company, the Board, and the Mergers and Acquisitions Committee (which he chairs) in identifying, acquiring, and integrating acquisition targets in the technology space. In addition, Mr. Snyder and CIG hold a significant amount of the Company's shares, and he provides the board valuable insight into the perspectives of our stockholders.

Board of Directors and Committee Information

The Board of Directors has general oversight responsibility for the Company's affairs and, in exercising its fiduciary duties, the Board represents and acts on behalf of the stockholders. Although the Board does not have responsibility for the Company's day-to-day management, it stays regularly informed about its business and provides oversight and guidance to management through periodic meetings and other communications. The Board is significantly involved in, among other things, the Company's strategic planning process, leadership development, and succession planning, as well as other functions carried out through the Board committees as described below.

Leadership Structure. The leadership structure of the Board of Directors of InfoSpace consists of Chairman John Cunningham and the chairs of each of the principal committees of the Board of Directors. In the current structure, the Chairman position is not combined with the Chief Executive Officer position, which is filled by William Ruckelshaus. It is the policy of the Board of Directors that at all times it will either have an independent Chairman or a Lead Independent Director. The Board of Directors believes that the current leadership structure is appropriate for the Company because it balances the operational and day-to-day management leadership of our CEO with the independent oversight provided by our independent Chairman of the Board and the independent chairs of each of the principal committees. This structure ensures that oversight of risk management and the Company's management is distributed among multiple independent directors. The

Board of Directors currently believes that this distribution of oversight is the best method of ensuring optimal Company performance and risk management.

Risk Management. The Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. This oversight is administered primarily through the following:

- the Board of Directors' periodic review and approval of management strategic plans, including the projected opportunities and challenges facing the business;
- the Board of Directors' oversight of succession planning;
- the Board of Directors' oversight of capital spending, cash management, and investment in marketable securities and, if any, financings;
- the Audit Committee's quarterly review of financial statements and its oversight of the Company's accounting and financial reporting functions, including internal control over financial reporting, its discussions with management and the independent accountants regarding the quality and adequacy of internal controls and financial reporting (and related reports to the full Board of Directors), and its oversight of legal and regulatory compliance, compliance with our Code of Business Conduct and Ethics, and any related person transactions;
- the Nominating and Governance's oversight of governance policies and the self-evaluation assessments of the Board of Directors and committees; and
- the Compensation Committee's review and recommendations or approvals regarding executive officer compensation and its relationship to the Company's business plan, as well as its review of compensation plans generally and the related risks and risk mitigants.

Independence. NASDAQ listing standards require that a majority of the members of the Board of Directors be independent directors. The Board of Directors recently undertook its annual review of director independence in accordance with the applicable rules of NASDAQ. The independence rules include a series of objective tests, including that the director is not employed by the Company and has not engaged in various types of business dealings with the Company. In addition, the Board of Directors is required to make a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board of Directors has affirmatively determined that each of John Cunningham, Jules Haimovitz, Richard Hearney, Steven Hooper, Elizabeth Huebner, Andrew Snyder, and Lewis Taffer (whose term expires as of the 2012 annual meeting and who is not standing for re-election) is an independent director as defined in the NASDAQ rules. In determining independence, the Board considered, among other factors, the fact that Mr. Cunningham's brother is a non-executive, at-will employee of the Company and that CIG, of which Andrew Snyder is CEO, entered into an investment agreement with the Company pursuant to which CIG purchased warrants and common stock (see "Transactions with Related Persons" below).

Each of the members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee are independent under the NASDAQ rules. In addition, the Board of Directors has affirmatively determined that each of the members of the Audit Committee qualifies as independent under the audit committee independence rules established by the SEC.

Meeting Attendance. The Board of Directors of InfoSpace held a total of 11 meetings during 2011. For 2011, all directors attended at least 75% of the aggregate number of meetings of the Board of Directors and committees thereof, if any, on which such director served during the period for which he or she has been a director or committee member. Our Board of Directors has not adopted a formal policy regarding directors' attendance at our annual meetings of stockholders. The following directors attended the 2011 annual meeting of stockholders on June 8, 2011 at our corporate offices in Bellevue, Washington: John Cunningham, Jules Haimovitz, Elizabeth Huebner, William Ruckelshaus, and James Voelker.

Communication with the Board of Directors. The Board of Directors believes that management speaks for InfoSpace. Individual Board members may occasionally meet or otherwise communicate with our stockholders and other constituencies that are involved with InfoSpace, but it is expected that Board members would do this with the advance knowledge of management and at the request of management, absent unusual circumstances or as contemplated by Board committee charters. Stockholders who wish to communicate with the Board of Directors, or with any individual member of the Board of Directors, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward to the intended recipient. The Corporate Secretary will generally forward such communication to the Board of Directors or the specific Board member. However, the Corporate Secretary reserves the right to not forward any material that is inappropriate. In addition, employees may communicate with the Board through, among other processes, the Company's internal whistleblower hotline process administered under the Code of Business Conduct and Ethics.

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Corporate Website. Our corporate website, located at www.infospaceinc.com, contains information regarding our Company, including information regarding our directors, executive officers, and corporate governance documents. That information includes our Certificate of Incorporation, Bylaws, Committee Charters, Director Nomination Policy, Code of Business Conduct and Ethics (which is applicable to all of our employees, executive officers, and members of our Board of Directors), and our Corporate Governance Guidelines. We use our corporate website to provide current information to investors, including information on recent developments and upcoming events.

Committees. The Board of Directors' committee structure currently consists of four principal committees (the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Mergers and Acquisitions Committee). The Board may also convene other minor, ad hoc, or sub committees, the composition, number, and membership of which the Board of Directors may revise from time to time, as appropriate. Copies of the charters for the Audit, Compensation, Nominating and Governance, and Mergers and Acquisitions Committees can be found on our corporate website at www.infospaceinc.com. You may also request copies of these documents and other corporate governance documents available on our website from our investor relations department at (425) 201-6100 or (866) 438-4677.

The current membership and leadership of each of the committees of the Board of Directors is set forth in the table below, as is the number of 2011 meetings for those committees:

Board Committees as of April 2, 2012

Director	Audit Committee	Compensation Committee(1)	Nominating and Governance Committee(2)	Mergers and Acquisitions Committee
John Cunningham	M	M		
Jules Haimovitz	M	C		
Richard Hearney		M	M	
Steven Hooper		M		M
Elizabeth Huebner	C		M	
William Ruckelshaus				M
Andrew Snyder				C
Lewis Taffer			C	
James Voelker				
Number of Meetings in 2011	**9**	**9**	**10**	**4**

(M = Committee Member; C = Committee Chair)

(1) Immediately following the 2012 annual meeting of stockholders, the composition of the Compensation Committee will change as follows: Steven Hooper will replace Jules Haimovitz as Chair of the committee and John Cunningham will leave the committee.

(2) Immediately following the 2012 annual meeting of stockholders, the composition of the Nominating and Governance Committee will change as follows: Elizabeth Huebner will become Chair of the committee and Andrew Snyder will join the committee as a member. In addition, Lewis Taffer will leave the committee immediately before the 2012 annual meeting of stockholders as he has declined to stand for re-election to the Board.

The Audit Committee. The Audit Committee currently consists of the following independent directors: Jules Haimovitz, Elizabeth Huebner, and John Cunningham. Ms. Huebner is Chair of the Audit Committee. The Audit Committee is responsible for providing independent, objective oversight and review of the Company's auditing, accounting, and financial reporting processes. Among other functions, the Audit Committee's duties include the following:

- Reviewing and approving the appointment, compensation, oversight, and retention of our independent registered public accounting firm;
- Pre-approving all services (audit and non-audit) to be performed by the independent registered public accounting firm;
- Monitoring the adequacy and effectiveness of our accounting and financial controls, including internal control over financial reporting;
- Reviewing our audited financial statements and quarterly unaudited financial information and discussing them with management and the independent registered public accounting firm;
- Establishing procedures for receiving and reviewing accounting-related complaints and concerns by whistle blowers;
- Reviewing and monitoring compliance with our risk management and investment policies;
- Reviewing and pre-approving related person transactions; and
- Reviewing, approving, and monitoring compliance with our Code of Business Conduct and Ethics.

The Board of Directors has determined that each Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Committee. The Board of Directors has further determined that Mr. Haimovitz and Ms. Huebner qualify as "audit committee financial experts" in accordance with SEC rules and the professional experience requirements of NASDAQ. The designation of an "audit committee financial expert" does not impose upon such persons any duties, obligations, or liabilities that are greater than those that are generally imposed on each of them as a member of the Committee and the Board of Directors, and such designation does not affect the duties, obligations, or liability of any other member of the Committee or the Board of Directors. Under the terms of the Audit Committee Charter, the Audit Committee is authorized to engage independent advisors, at the Company's expense, to advise the Audit Committee on any matters within the scope of the Committee's duties. The committee may also form subcommittees and delegate its authority to those subcommittees as it deems appropriate.

The Compensation Committee. The Compensation Committee currently consists of the following independent directors: John Cunningham, Jules Haimovitz, Steven Hooper, and Richard Hearney. Mr. Haimovitz is Chair of the Compensation Committee. The Compensation Committee's duties include the following:

- Evaluating the performance of, and reviewing and approving (or recommending to the Board) the compensation of, our CEO and other executive officers;
- Recommending to the full Board of Directors any changes to the non-employee director compensation plan;
- Reviewing and making recommendations to management regarding general compensation goals and guidelines for employees and criteria by which employee bonuses are determined;

- Monitoring compensation trends;
- Reviewing the Company's compensation policies and practices for all employees, at least annually, regarding risk-taking incentives and risk management policies and practices; and
- Acting as administrator of InfoSpace's stock plans.

Under the terms of the Compensation Committee Charter, the Compensation Committee is authorized to engage independent advisors, at the Company's expense, to advise the Compensation Committee on any matters within the scope of the Committee's duties. The committee may also form subcommittees and delegate its authority to those subcommittees as it deems appropriate. A description of the considerations and determinations of the Compensation Committee regarding the compensation of our Named Executive Officers is contained in "Compensation Discussion and Analysis" below. A description of the compensation program for our non-employee directors is set forth in "Director Compensation" below.

The Nominating and Governance Committee. The Nominating and Governance Committee currently consists of the following independent directors: Richard Hearney, Elizabeth Huebner, and Lewis Taffer. Mr. Taffer is Chair of the Nominating and Governance Committee. The Nominating and Governance Committee's duties include:

- Assisting the Board of Directors by identifying prospective director nominees to fill vacancies and recommending to the Board of Directors the director nominees for the next annual meeting of stockholders;
- Reviewing, and recommending to the Board of Directors any appropriate changes to, the InfoSpace Corporate Governance Guidelines and Director Nomination Policy;
- Reviewing proposed changes to the Company's Certificate of Incorporation and Bylaws and making recommendations for any such changes to the Board of Directors;
- Evaluating the performance and effectiveness of the committees and the Board of Directors as a whole;
- Recommending to the Board of Directors membership for each committee;
- Overseeing director orientation and education;
- Evaluating committee structure and recommending changes to the Board of Directors;
- Monitoring compliance with independence standards by the directors;
- Monitoring, and periodically reporting to the Board of Directors, any significant developments in the law and practice of corporate governance; and
- Considering stockholder nominees for election to the Board of Directors as described below under "Director Nomination Process."

Director Nomination Process

The Nominating and Governance Committee is responsible for reviewing and recommending nominees to the Board of Directors for election at the annual meeting and for reviewing and recommending director appointments to fill any vacancies on the Board of Directors. The Nominating and Governance Committee's objective, pursuant to its charter, is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to InfoSpace and its stockholders.

In considering director candidates, the Nominating and Governance Committee seeks the following minimum qualifications, as set forth in the Company's Corporate Governance Guidelines and Director Nomination Policy:

- Commitment to InfoSpace's business success, consistent with the highest standards of responsibility and ethics;

- Representation in the best interests of all of InfoSpace's stockholders and not any particular constituency;
- Conscientious preparation for, attendance at, and participation in Board of Directors and applicable committee meetings;
- No personal or professional commitments that would interfere or conflict with his or her obligations to InfoSpace and its stockholders;
- An established record of professional accomplishment in his or her chosen field; and
- No material personal, financial, or professional interest in any InfoSpace competitor that would interfere or conflict with his or her obligations to InfoSpace and its stockholders.

The Nominating and Governance Committee also considers the professional and personal experience of each nominee and whether that nominee has expertise relevant to InfoSpace's business objectives. Although the Board of Directors does not have a formal diversity policy, the Board of Directors desires candidates that contribute to the Board of Directors' overall diversity, with diversity being broadly construed to mean a variety of personal and professional experiences, opinions, perspectives, and backgrounds. The Board of Directors and the Nominating and Governance Committee implement this goal during the nomination process that applies to both new nominees and incumbent directors, per the Company's Director Nomination Policy. The Board assesses its effectiveness in achieving this goal during its annual self-assessment process.

The Nominating and Governance Committee's general view is to re-nominate incumbent directors who continue to satisfy the Committee's criteria for membership on the Board of Directors, continue to make important contributions to the Board of Directors, and consent to continue their service on the Board of Directors. If a vacancy on the Board of Directors occurs or the Board of Directors increases in size, the Nominating and Governance Committee will actively seek individuals who satisfy its criteria for membership on the Board of Directors, and the Nominating and Governance Committee may solicit ideas for possible Board of Directors candidates from a variety of sources, including members of the Board of Directors, Company executives, stockholders, or individuals known to the members of the Board of Directors or Company executives through personal or professional relationships. The Nominating and Governance Committee has the authority to retain a search firm, at the Company's expense, to identify or evaluate director candidates at its discretion. The Nominating and Governance Committee did not pay a third party to identify or evaluate potential nominees in 2011 with respect to the current slate of nominees, but it did engage Houser Martin Morris to assist in managing the process that led to the addition of Andrew Snyder to the Board of Directors in August 2011.

Any stockholder may recommend candidates for election as directors by following the procedures set forth in our Bylaws and Director Nomination Policy, including the applicable notice, information, and consent provisions. For further information regarding these procedures, see "Deadline for Receipt of Stockholder Proposals and Director Nominations" below. Copies of our Bylaws and Director Nomination Policy are available on our corporate website at www.infospaceinc.com.

In addition, pursuant to our Director Nomination Policy, any single stockholder, or group of stockholders, that has beneficially owned more than 5% of our outstanding common stock for at least one year may propose a director candidate for evaluation by the Nominating and Governance Committee by delivering a written notice to the Nominating and Governance Committee that satisfies the notice, information, and consent requirements of our Bylaws and the Director Nomination Policy. The Committee will evaluate such recommended nominees using the same criteria that it uses to evaluate other nominees. Any such Board of Directors candidate must be independent of the stockholder in all respects and must also qualify as an independent director under applicable NASDAQ rules. The notice must be received by the Nominating and Governance Committee no later than the date that is 120 calendar days before the anniversary of the date that our Proxy Statement was released to stockholders in connection with the previous year's annual meeting. The notice must include, among other things, proof of the required stock ownership, proof of identification of the stockholder(s) submitting the proposal, and information regarding the proposed Board of Directors candidate. The notice should be sent to the following address:

Chair, Nominating and Governance Committee
InfoSpace, Inc.
c/o Corporate Secretary
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

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The Nominating and Governance Committee did not receive any recommendations for director candidates for the 2012 annual meeting from any non-management stockholder or group of stockholders that beneficially owns more than 5% of InfoSpace's common stock.

Director Compensation

Non-employee director compensation consists of a mix of cash and equity. The combination of cash and equity compensation is intended to provide incentives for non-employee directors to continue to serve on the Board of Directors, to further align the interests of the Board of Directors and stockholders, and to attract new non-employee directors with outstanding qualifications. Mr. Ruckelshaus, as an employee of the Company, does not receive any compensation for serving on the Board of Directors and therefore is excluded from the director compensation table below. His compensation is included in the Summary Compensation Table for Named Executive Officers. The Compensation Committee reviews the non-employee director compensation program on a regular basis and makes recommendations to the Board of Directors as appropriate.

Non-Employee Director Compensation Program

The Company's non-employee director cash compensation program, as amended in 2011, consists of annual cash retainers for board, committee, and chair service, per-meeting attendance fees, and equity grants, as described below:

Annual Cash Retainers. The annual cash retainers paid to non-employee directors are as follows:

	Annual Retainer Paid to All Members (including Chair)	Additional Annual Chair Retainer
Board of Directors	$ 20,000	$ 25,000
Audit Committee	$ 4,000	$ 10,000
Compensation Committee	$ 3,000	$ 5,000
Nominating and Governance Committee	$ 2,000	$ 3,000
Mergers and Acquisitions Committee	$ 4,000	$ N/A

Meeting Fees. Non-employee directors are paid $750 per meeting for attendance at Board of Directors meetings in excess of eight per year. This amount is also paid to committee members for attendance at any Audit or Compensation Committee meetings in excess of eight per year and any Nominating and Governance Committee meetings in excess of four per year.

Equity Grants. The equity grants (in number of shares) made to non-employee directors are as follows:

	RSUs	Nonqualified Stock Options
Initial equity grants to all newly elected or appointed directors, including Board Chair(1)	11,250	27,000
Additional initial equity grants to newly elected or appointed Board Chair(2)	3,750	9,000
Annual equity grants to all directors, including Board Chair(3)	4,500	11,100
Additional annual equity grant to Board Chair(3)	1,500	3,900

(1) Vests in three equal installments beginning on the first anniversary of the appointment date.
(2) Vests in full on the first anniversary of the appointment date.
(3) Vests in full on the first anniversary of the grant date, with the exception of those granted to Lewis Taffer in 2011, which vest on the date of the 2012 annual meeting of stockholders.

The material revisions to the 2011 director compensation program, made in March 2011, were to (i) pay an annual cash retainer to any non-employee Board chair, (ii) provide for the grant of additional initial and annual equity awards to any non-employee Board chair, and (iii) provide for the quarterly payment of annual cash retainers. In November 2011, the Board also revised the non-employee director compensation program to include an annual cash retainer payable to non-employee members of the newly formed Mergers and Acquisitions Committee.

The Company reimburses all directors for expenses incurred in attending meetings or performing their duties as directors. The Company does not provide any perquisites to directors.

Director Compensation for 2011

The following table sets forth information concerning the compensation of each non-employee directors for 2011:

Name	Fees earned or paid in cash	Stock awards(1)	Option awards(1)	Total
John Cunningham	$41,608	$ 83,265	$55,967	$180,840
Jules Haimovitz	$24,221	$ 40,005	$26,086	$ 90,312
Richard Hearney	$22,743	$ 40,005	$26,086	$ 88,834
Steven Hooper	$17,191	$ 99,000	$80,984	$197,175
Elizabeth Huebner	$30,530	$ 40,005	$26,086	$ 96,621
Andrew Snyder	$ 7,730	$104,175	$82,617	$194,522
Lewis Taffer	$20,493	$ 40,005	$26,086	$ 86,584
James Voelker	$20,668	$ 40,005	$26,086	$ 86,759

(1) All directors received their stock and option awards in a single grant with the exception of Mr. Cunningham, who received an additional grant due to his assuming the role of Chairman of the Board. In March 2011 Mr. Cunningham received an option grant with a fair value of $20,715 and an RSU grant with a fair value of $29,925, and in June 2011, Mr. Cunningham received an option grant with a fair value of $26,086 and an RSU grant with a fair value of $53,340.

All equity grants were awarded pursuant to the Amended and Restated Equity Grant Program for Nonemployee Directors under the Restated 1996 Flexible Stock Incentive Plan (the "***1996 Plan***"). Stock awards consist of restricted stock units ("***RSUs***") with each RSU representing the right to receive one share of our common stock upon vesting. Option awards consist of options to purchase shares of our common stock. The dollar amount is the grant date fair value of the award. The Company does not coordinate the timing of share grants with the release of material non-public information, as grants are made as of the annual meeting date or election date. The dollar amounts in the table above are the grant date fair values of the awards. Assumptions used in the valuation of awards are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2011.

The following table sets forth information concerning the aggregate number of equity awards outstanding for each of the non-employee directors as of December 31, 2011:

Name	Aggregate number of RSUs(1)	Aggregate number of options(1)
John Cunningham(2)	9,750	75,100
Jules Haimovitz	4,500	62,200
Richard Hearney	4,500	44,700
Steve Hooper(3)	11,250	27,000
Elizabeth Huebner	4,500	32,200
Andrew Snyder(4)	11,250	27,000
Lewis Taffer(5)	4,500	62,200
James Voelker	4,500	1,066,600

(1) For each of the non-employee directors, except as noted below, 4,500 of the RSUs and 11,100 of the options outstanding were unvested at December 31, 2011 and are expected to vest on June 8, 2012. The remaining options were fully vested as of December 31, 2011.

(2) 9,750 of these RSUs and 24,000 of these options outstanding were unvested at December 31, 2011, of which 3,750 RSUs and 9,000 options vested on January 1, 2012, and 6,000 RSUs and 15,000 options are expected to vest on June 8, 2012. The remaining options were fully vested as of December 31, 2011.

(3) 11,250 of these RSUs and 27,000 of these options outstanding were unvested at December 31, 2011. These awards are expected to vest in three equal annual installments, beginning on April 11, 2012.

(4) 11,250 of these RSUs and 27,000 of these options outstanding were unvested at December 31, 2011. These awards are expected to vest in three equal annual installments, beginning on August 23, 2012.

(5) 4,500 of these RSUs and 11,100 of these options outstanding were unvested at December 31, 2011, and are expected to vest on May 31, 2012. The remaining options were fully vested as of December 31, 2011.

BENEFICIAL OWNERSHIP

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors, and greater-than-ten-percent stockholders are required by SEC regulations to furnish InfoSpace with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us or filed with the SEC, and written representations from certain reporting persons, InfoSpace believes that all Section 16(a) filing requirements applicable to its executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities have been complied with on a timely basis during 2011.

Proxy

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of common stock of InfoSpace as of April 2, 2012, as to: (i) each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock; (ii) each director and each nominee for director of InfoSpace; (iii) each of the Named Executive Officers named in the Summary Compensation Table; and (iv) all current directors and executive officers as a group. Information for beneficial owners who are not officers or directors of InfoSpace is based on their most recent filings with the SEC (as described in the footnotes to this table) and is not independently verified by InfoSpace. Unless otherwise indicated below, and subject to applicable community property laws, each beneficial owner has sole voting and investment powers with respect to the shares listed below:

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Number of Shares Owned Directly or Indirectly	Number of Shares That Can Be Acquired Within 60 Days of April 2, 2012		Shares Beneficially Owned[1]	
		Options/ Warrants	RSUs	Number	Percent of Class
5% Stockholders					
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	3,291,753	—	—	3,291,753[2]	8.3%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,954,362	—	—	2,954,362[3]	7.4%
Renaissance Technologies LLC. 800 Third Avenue New York, NY 10022	2,101,800	—	—	2,101,800[4]	5.3%
The Vanguard, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,994,290	—	—	1,994,290[5]	5%
Directors					
John Cunningham	21,687	60,100	—	81,787[6]	*
Jules Haimovitz	4,500	51,100	—	55,600	*
Richard Hearney	4,500	33,600	—	38,100	*
Steven Hooper	1,000	9,000	3,750	13,750	*
Elizabeth Huebner	4,500	21,100	—	25,600	*
William Ruckelshaus	24,548	36,100	—	60,648	*
Andrew Snyder and Cambridge Information Group, Inc. 111 W 57th Street New York, NY 10019	1,970,285	1,000,000	—	2,970,285[7]	7.3%
Lewis Taffer	4,500	62,200	4,500	71,200	*
James Voelker	—	979,500	—	979,500	2.4%

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Number of Shares Owned Directly or Indirectly	Number of Shares That Can Be Acquired Within 60 Days of April 2, 2012		Shares Beneficially Owned[(1)]	
		Options/ Warrants	RSUs	Number	Percent of Class
Named Executive Officers					
Eric Emans	20,903	162,168	—	183,071	*
Michael Glover	48,547	358,302	—	406,849	1%
Linda Schoemaker	4,621	28,125	—	32,746	*
Nikhil Behl†	8,000	—	—	8,000	*
David Binder†	14,652	—	—	14,652	*
Stephen Hawthornthwaite†	21,889	—	—	21,889	*
Travis McElfresh†	24,669	80,002	—	104,671	*
All current directors and executive officers as a Group (13 persons)	2,109,591	2,801,295	8,250	4,919,136	11.5%

* Less than 1%.

† Messrs. Behl, Binder, Hawthornthwaite, and McElfresh are no longer employed by the Company.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of April 2, 2012, if any, or RSUs held by that person that vest within 60 days of April 2, 2012, if any, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2012, by BlackRock, Inc.

(3) Based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2012, by Dimensional Fund Advisors LP ("***Dimensional***"). Dimensional reported it had sole voting power with respect to 2,873,710 shares and sole dispositive power with respect to 2,954,362 shares. Dimensional is an investment advisor/manager to certain funds and as investment advisor/manager, Dimensional possesses investment and/or voting power of the securities of the funds and may be deemed to be the beneficial owner of the shares held by the funds. Dimensional disclaims beneficial ownership of the shares held by the funds.

(4) Based on information contained in a Schedule 13G/A filed with the SEC on February 13, 2012, by Renaissance Technologies LLC and the other reporting person named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "***Renaissance Group***"). According to the Schedule 13G/A, as of December 31, 2011, the Renaissance Group included Renaissance Technologies LLC and Renaissance Technologies Holding Corporation.

(5) Based on information contained in a Schedule 13G filed with the SEC on February 8, 2012, by The Vanguard, Inc. ("***Vanguard***"). Vanguard reported it had sole voting power with respect to 51,164 shares and sole dispositive power with respect to 1,943,126 shares.

(6) Includes 9,280 shares of common stock held by Clear Fir Partners, L.P. Mr. Cunningham is a general partner of Clear Fir Partners, L.P.

(7) Based on information contained in a Schedule 13D filed with the SEC on September 2, 2011 by Cambridge Information Group, Inc. and the other reporting person named therein and Form 4s filed with the SEC on November 28, 2011 and February 23, 2012 by Andrew M. Snyder, and includes all shares beneficially held by the group formed by such reporting persons (the "***CIG Group***"). The CIG Group includes Cambridge Information Group, Inc., Cambridge Information Group I LLC, CIG Equity Partners LLC, Andrew M. Snyder, and Robert N. Snyder.

Proxy

Ownership Limitations

Certain transfers of our stock between stockholders could result in our undergoing an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations ("***Section 382***"). Effective upon stockholder approval at the 2009 annual meeting, we adopted a certificate of amendment to our amended and restated certificate of incorporation (the "***Charter***") to reclassify our common stock and impose restrictions on its transfer under certain circumstances related to Section 382.

In particular, the Charter generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge, or other disposition) any of our stock (or options, warrants, or other rights to acquire our stock, or securities convertible or exchangeable into our stock), to the extent that transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock for purposes of Section 382 (a "***Five Percent Stockholder***") or (ii) increase the stock ownership percentage of any existing Five Percent Stockholder. We refer to any person or entity attempting to acquire shares in such a transaction as a "***Restricted Holder***." The Charter does not prevent transfers that are sales by a Five Percent Stockholder, although it does restrict any purchasers that seek to acquire shares from a Five Percent Stockholder to the extent that the purchaser is or would become a Five Percent Stockholder.

Any transfer that violates the Charter is null and void *ab initio* and is not effective to transfer any record, legal, beneficial, or any other ownership of the number of shares that result in the violation (which are referred to as "***Excess Securities***"). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by us for the limited purpose of consummating an orderly arm's-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. The Charter also provides us with various remedies to prevent or respond to a purported transfer that violates its provisions. In particular, any person who knowingly violates such provisions, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as we would have been in had such violation not occurred.

Our Board of Directors may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the Charter if the Board of Directors determines, in its sole discretion, that after taking into account the preservation of our NOLs and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board of Directors prior to any such acquisition. We intend to enforce the restrictions to preserve future use of our NOLs and income tax credits for so long as the Board of Directors determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382.

In addition, on July 19, 2002, the Company's Board of Directors adopted a stockholder rights plan, pursuant to which the Company declared and paid a dividend of one right for each share of common stock. Under the terms of this stockholder rights plan, *(unless the rights are redeemed by the Board of Directors)* upon the occurrence of a person or group of affiliated persons (the "***Acquiring Party***") acquiring, or obtaining the right to acquire, beneficial ownership of 15% or more of the Company's outstanding common shares, certain rights of stockholders are triggered, including the right of all holders other than the Acquiring Party to receive shares of the Company's preferred stock or common stock (at a significant discount to the market price), or shares of an acquiring entity. For specific details regarding this stockholder rights plan, see the Current Report on Form 8-K filed by the Company on July 24, 2002. Under the terms of this stockholder rights plan, the rights granted under it will automatically expire later this year, on August 9, 2012.

AUDIT COMMITTEE REPORT

*The following Report of the Audit Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the SEC, and the information in this report shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act, except to the extent that InfoSpace specifically incorporates it by reference into such filing.*

Audit Committee Members

During 2011, Elizabeth Huebner served as Chair of the Audit Committee and John Cunningham and Jules Haimovitz served as members. All three members meet the independence criteria in the applicable SEC rules, and each is an independent director as defined in the NASDAQ rules. Each Audit Committee member who served on the Audit Committee in 2011 meets the NASDAQ's financial knowledge requirements set forth in the NASDAQ rules. Our Board of Directors has determined that Ms. Huebner and Mr. Haimovitz are both "audit committee financial experts" under SEC rules and meet the financial sophistication and professional experience requirements set forth in the NASDAQ rules.

Audit Committee Responsibilities

Management is responsible for InfoSpace's internal control over financial reporting, preparation of financial statements, and the financial reporting process. The Company's independent registered public accounting firm (Deloitte & Touche LLP for fiscal 2011 and Ernst & Young LLP for fiscal 2012) is responsible for performing an independent audit of InfoSpace's consolidated financial statements and internal control over financial reporting in accordance with standards set by the Public Company Accounting Oversight Board ("***PCAOB***"), and to issue reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee members rely, without independent verification, on the information provided to them, and on the representations made to them, by management and the independent registered public accounting firm.

In this context, during 2011, the Audit Committee:

- Discussed the overall scope and plans for audits with Deloitte & Touche;
- Met and held discussions with Deloitte & Touche, both with and without management present, to discuss the results of the audits, management's evaluation of InfoSpace's internal control over financial reporting, and Deloitte & Touche's opinion thereof, and the overall quality of InfoSpace's financial reporting;
- Reviewed and discussed the quarterly and annual financial results prior to the publication of those results and the filing of those results on Form 8-K;
- Discussed the matters required to be discussed with Deloitte & Touche by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the PCAOB in Rule 3200T and SEC S-X Rule 2-07, including discussion of the quality, not just acceptability, of the application of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements;
- Reviewed and discussed the unaudited and audited financial statements with management and Deloitte & Touche, including Deloitte & Touche's opinion on the audited financial statements; and
- Received the written disclosures and letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche its independence.

Based on our reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC.

Members of the Audit Committee:

Elizabeth Huebner, Chair
John Cunningham
Jules Haimovitz

Engagement of Ernst & Young and Dismissal of Deloitte & Touche

On March 9, 2012, the Audit Committee approved the appointment of Ernst & Young as the Company's new independent registered public accounting firm for the Company's 2012 fiscal year and dismissed Deloitte & Touche. On March 14, 2012, the final acceptance procedures were completed and the Company engaged Ernst & Young. The decision to change auditors was the result of a competitive request for proposal process conducted by the Audit Committee in which Deloitte & Touche participated.

The reports of Deloitte & Touche on the Company's consolidated financial statements for the fiscal years ended December 31, 2011 and December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, with the exception of Deloitte & Touche's report on the consolidated financial statements as of and for the year ended December 31, 2011, which included an explanatory paragraph regarding the acquisition of TaxACT Holdings, Inc. and its subsidiary, and Deloitte & Touche's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, which expressed an adverse opinion due to the existence of a material weakness. During the years ended December 31, 2011 and 2010, during the interim period from December 31, 2011, and through the filing date of the Company's Annual Report on Form 10-K for fiscal 2011, the last report for which the Company engaged the services of Deloitte & Touche, (i) there were no disagreements with Deloitte & Touche on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to make reference to the subject matter of the disagreement in its reports on the Company's consolidated financial statements for such years or any subsequent interim period through the date of the fiscal 2011 Annual Report on Form 10-K, and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness as of December 31, 2010.

During the years ended December 31, 2011 and 2010 and during the interim period from December 31, 2011 through the filing date of the fiscal 2011 Annual Report on Form 10-K, neither the Company nor anyone acting on its behalf consulted with Ernst & Young with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice of Ernst & Young was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1) (iv) of Regulation S-K or a "reportable event" as defined in Item 304(a)(1) (v) of Regulation S-K.

The disclosures made in this section were also disclosed in a Current Report on Form 8-K filed on March 14, 2011 and the letter from Deloitte & Touche required by Item 304(a)(3) of Regulation S-K was filed as an exhibit thereto.

Fees Paid to Independent Registered Public Accounting Firm for 2011 and 2010

The aggregate fees billed by the Company's previous independent registered public accounting firm Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "***Deloitte***") to InfoSpace and its subsidiaries during 2011 and 2010 were as follows:

	2011	2010
Audit fees	$789,034	$ 857,458
Audit-related fees	140,100	138,000
Tax fees	—	3,296
All other fees	2,409	2,409
Total fees	$931,543	$1,001,163

Audit fees reflect fees billed for the annual audits of the Company's consolidated financial statements and internal control over financial reporting of the year indicated. Audit-related fees for 2011 and 2010 reflect fees billed for work performed in conjunction with mergers and acquisitions and with forms filed with the SEC under the Securities Act. Tax fees for 2010 were for services in connection with the sale or substantial liquidation of wholly-owned foreign subsidiaries. Other fees for both years consist of our annual subscription to the Deloitte Technical Library, which we use when performing technical accounting research.

The Audit Committee pre-approves all audit and non-audit services to be performed by InfoSpace's independent registered public accounting firm. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision by Deloitte of the non-audit services described above is compatible with Deloitte's independence. After consideration, the Audit Committee has determined that Deloitte's independence as an auditor has not been compromised by its provision of these services. All audit and non-audit services provided by Deloitte in 2011 and 2010 were pre-approved by the Audit Committee in accordance with the foregoing policy.

Transactions with Related Persons

Policies and Procedures. Under our Code of Business Conduct and Ethics and our Related Party Transaction Policy, proposed related person transactions (which generally include any transactions by the Company or any subsidiary with an employee or director of the Company, a relative of an employee or director, or any entity with which an employee or director has a material interest) must be disclosed to our CFO. If the CFO determines that the transaction is material, or otherwise of such a nature that it should be reviewed and approved by the Audit Committee under the guidance provided in our Related Party Transaction Policy, the Audit Committee must review and approve such related person transactions in advance. In determining whether to approve a related person transaction, the Audit Committee considers whether the terms of the related person transaction are fair to the Company at the time of authorization; the business reasons for the Company to enter into the related person transaction; whether other comparable transactions with non-related parties were considered, and if so, the terms of such transactions and the reason for the selection of the related person transaction; the value of the transaction to the Company and to the related person; whether the related person transaction would impair the independence of a previously independent director; and any other factors that are relevant to a determination of whether the terms of the transaction, and the process that led to it, are fair to the Company.

Related Person Transactions in 2011 and 2012

Sale of Mercantila. On June 10, 2011, the Company entered into an agreement to sell its Mercantila Acquisition LLC subsidiary to Zoo Stores, Inc. ("***Zoo Stores***"). Nikhil Behl, who at the time was an executive officer of the Company, formed Zoo Stores for the purpose of acquiring the Mercantila business. He owned a majority interest in Zoo Stores at the time of this transaction, and he served as Chief Executive Officer of Zoo Stores following the transaction. Prior to the transaction, the Company had made the determination to either sell or close the Mercantila e-commerce business because its potential for future profitability did not meet the Company's expectations and the Company had determined that any additional investment in that business was not appropriate. Mr. Behl, who was the executive officer responsible for operating the Mercantila business, desired to continue to operate this business. As a result, Mr. Behl agreed to take all of the assets and liabilities of the Mercantila business, in exchange for which he voluntarily forfeited all of the severance benefits he would have received as a result of the closing of the Mercantila business, paid a nominal purchase price to the Company, and granted the Company rights to receive additional consideration of up to $3,000,000, contingent on liquidity or other events. Mr. Behl was no longer an officer of, or otherwise affiliated with, the Company after the closing of the transaction.

CIG Purchase of Stock and Warrants. On August 23, 2011, the Company entered into a Securities Purchase Agreement, a Stockholder Agreement, and a Warrant to Purchase Common Stock (collectively, the "***CIG Agreements***") with Cambridge Information Group I LLC ("***CIG***"). The CIG Agreements were filed as exhibits to the Current Report on Form 8-K filed by the Company on August 23, 2011. The CIG Agreements grant CIG the right to nominate a representative to the Company's Board of Directors. As a result, Andrew Snyder, President of and equity holder in CIG, was elected to fill an existing vacancy on the Company's Board of Directors. Pursuant to the CIG Agreements, on August 23, 2011, InfoSpace sold to CIG 764,192 newly-issued shares of unregistered InfoSpace common stock at a purchase price equal to the average of the consolidated closing bid price of InfoSpace's common stock for the 15 consecutive trading days ending on August 19, 2011. In addition, InfoSpace issued to CIG warrants to purchase 1 million shares of InfoSpace common stock, exercisable at a price of $9.62 per share.

Employee of the Company. Mr. Cunningham's brother, James S. Cunningham, is a non-executive, at-will employee of the Company who is serving as one of the Company's managers of business development. In fiscal 2011, he earned $325,794 in total compensation, which primarily consisted of a base salary of $162,346, a bonus of $91,141 (which was based on the performance of James Cunningham and the group that he manages), RSUs with a grant date fair value of $67,500, and $3,391 contributed by the Company to his account in the InfoSpace, Inc. 401(k) Retirement Plan.

COMPENSATION COMMITTEE REPORT

During 2011, Jules Haimovitz served as the Chair of the Compensation Committee and John Cunningham, Richard Hearney, and Steven Hooper served as members. With the exception of Steven Hooper, who joined the Compensation Committee upon his election to the Board of Directors in April 2011, all of the members of the Compensation Committee served during the entire 2011 fiscal year. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2011 and included this Proxy Statement on Schedule 14A.

Members of the Compensation Committee:

Jules Haimovitz, Chair
John Cunningham
Richard Hearney
Steven Hooper

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2011, John Cunningham, Jules Haimovitz, Richard Hearney, and Steven Hooper served on the Compensation Committee. None of the members of the Compensation Committee is or has been an officer or an employee of the Company. John Cunningham's brother, James Cunningham, is a non-executive, at-will employee of the Company. The Board has determined that the employment of John Cunningham's brother does not limit or interfere with Mr. Cunningham's independence or his ability to properly discharge his obligations related to service on the Compensation Committee. During 2011, none of the Company's executive officers served on the board of directors or compensation committee (or a committee performing similar functions) of any other company that had one or more executive officers serving on the InfoSpace Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee (referred to as the "***Committee***" in this section) is composed entirely of independent directors and administers the executive officer compensation program of the Company. This Compensation Discussion and Analysis ("***CD&A***") explains how the Committee designed and implemented the Company's 2011 compensation programs with respect to the Named Executive Officers ("***NEOs***"). The sections of this CD&A and the topics covered are as follows:

- Section I of this CD&A discusses the Company's 2011 operational goals, specific information regarding the NEOs, and the Company's compensation philosophy and objectives;
- Section II discusses the elements of 2011 executive compensation, including base salary, the cash incentive program, and the long-term equity incentive program;
- Section III discusses the Committee's 2011 decisions regarding each of the elements discussed in Section II;
- Section IV discusses the Company's 2011 financial performance, the Company's financial targets for 2011, and how the Company's financial performance in 2011 affected NEO compensation; and
- Section V discusses the Committee's process for determining 2011 executive compensation and some of the Company's key compensation policies.

Proxy

Section I. Introduction

A. 2011 Company Goals and Performance

The Company had three principal operational areas of focus in 2011 and those areas of focus are reflected in the compensation programs for its NEOs. First, the Company focused on finding an attractive acquisition opportunity that would allow the Company to allocate a significant amount of its capital. Second, the Company focused on improving and growing its profitable search business. Finally, the Company focused on assessing the profitable growth potential of its other businesses with the goal of reallocating its investment in those businesses to support those with the highest potential. These three goals are all consistent with the Company's overall goal for 2011: to significantly increase the Company's profits.

The compensation programs for NEOs in 2011 were aligned with these operational goals. A significant percentage of overall target compensation for 2011 NEOs was in the form of performance-based cash bonuses, equity awards that are tied to Company performance in the form of market stock units ("***MSUs***"), and equity awards that provide long-term incentive to increase profits through improved performance and significant acquisitions of profitable businesses. The performance-based cash incentive bonus was tied to specific financial and individual goals that were intended to advance the Company's overall 2011 objectives.

2011 was a noteworthy year for InfoSpace. The Company made substantial progress on its three operational objectives in 2011, and that success is reflected in the compensation listed in the Summary Compensation Table for NEOs and in the value of the long-term equity awards granted to NEOs. First, the Company brought new discipline and energy to the objective of making a significant and profitable acquisition in 2011. Management made changes to its acquisition team and philosophy, with the result that in late 2011 the Company began the process of negotiating the $286.5M acquisition of the TaxACT business that was announced on January 9, 2012. This acquisition is expected to make a large addition to 2012 Adjusted EBITDA and net income and the Company believes it will also make a significant addition to long-term stockholder value. Second, the Company was successful in improving and growing its existing profitable search business. In early 2011, the Company negotiated extensions of its key agreements with Google and Yahoo! to ensure access to those search customers into 2014. In addition, through improvements and investments in the underlying technology of the search business, through optimizing monetization of existing business, and through a sales effort that added a record number of new search partners in 2011, the Company grew overall search business revenue by 9% and search distribution revenue by 24%. Finally, the Company was successful in bringing new discipline to its less profitable businesses, decreasing investments in some new businesses that were not showing sufficient return and divesting the unprofitable Mercantila e-commerce business in June 2011, resulting in improvements in profitability in the second half of 2011. Some additional highlights are below:

- Revenue increased to $228.8M in 2011 from $214.3M in 2010, a 7% increase.
- Net income increased to $21.6M in 2011 from $4.7M in 2010, a 361% increase.
- Adjusted EBITDA, a non-GAAP measure as reported in the Company's Annual Report on Form 10-K, increased to $36.6M in 2011 from $32.5M in 2010, a 13% increase.
- The search distribution business, the growing portion of the search business, and its primary focus going forward, signed a record number new of new distribution partners (more than 40), increased revenue to $181.6M in 2011 from $146.9M in 2010, a 24% increase, and now accounts for 80% of the search business.
- The closing price per share of our common stock on December 30, 2011 (the last trading day of 2011), was $10.99, up from $8.30 on December 31, 2010, an increase of 32%. This increase in price has continued following the announcement of 2011 results, and as of April 2, 2012, the closing price per share was $12.75, an increase of 54% over the end of 2010.

For further discussion of 2011 financial results, see Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7 of Part II) in the Company's 2011 Annual Report on Form 10-K. A reconciliation of Adjusted EBITDA to the relevant GAAP financial figures can be found on pages 42-43 of the 2011 Annual Report on Form 10-K.

B. Named Executive Officers

This CD&A describes the compensation program generally applicable to all executive officers, but specifically discusses the compensation paid to the Company's 2011 NEOs listed below.

Current Officers. The Company's current executive officers who are considered 2011 NEOs under applicable SEC regulations are as follows:

- William Ruckelshaus, Chief Executive Officer and President;
- Eric Emans, Chief Financial Officer and Treasurer;
- Michael Glover, Vice President, Distribution and Business Development; and
- Linda Schoemaker, General Counsel and Secretary.

Former Officers. In addition to the NEOs listed above, the following former executive officers are considered 2011 NEOs under applicable SEC regulations:

- Nikhil Behl, who served as the CEO of the Company's Mercantila business until its sale in June 2011;
- David Binder, who served as the Company's Chief Financial Officer until August 2011;
- Stephen Hawthornthwaite, who served as the Company's Vice President of Corporate Development until October 2011; and
- Travis McElfresh, who served as the Company's Chief Technology Officer until March 2012.

C. Compensation Philosophy and Objectives

The Company's compensation philosophy is as follows: the Company attempts to use its executive compensation program to increase stockholder value by attracting and retaining executives who can execute on the Company's goals and by aligning the interests of those executives with the goals and interests of the Company and its stockholders.

The 2011 compensation program applied the Company's compensation philosophy to the Company's 2011 operational objectives discussed above through the following specific compensation objectives of the 2011 executive compensation program:

- Align the compensation of executive management to the key operational goals of the Company by making a significant portion of the compensation dependent upon achievement of individual and Company goals, particular with respect to compensation from the annual cash incentive plan and the long-term performance-based MSU equity grants,
- Provide compensation that attracts and retains talented and qualified executives through the use of competitive salaries and equity grants, and
- Ensure stockholder-management alignment through the use of equity grants.

D. Consideration of the 2011 Say-on-Pay Vote

At the 2011 annual meeting of stockholders, the Company held its first advisory vote on the compensation of the Company's Named Executive Officers ("***Say-on-Pay***"). Of the stockholders who cast a vote for or against the approval of the Company's compensation of 2010 NEOs, **98.2% voted for approval**. Because the results of this vote were received after the Committee had already made the majority of the compensation decisions for 2011, the vote did not have an impact on those decisions. The Committee will monitor the results for future Say-on-Pay votes, which will be held every year, and will consider such results as appropriate when making future compensation decisions.

Section II. Elements of Compensation for 2011

The 2011 executive compensation program consisted of the following elements:

A. Base Salary. Each executive receives an annual base salary that is intended to provide a minimum fixed level of cash compensation that provides security and preserves an employee's commitment during downturns in the relevant industries and/or equity markets. The Committee considers a competitive base salary to be an important factor in retaining and attracting key employees in a competitive marketplace, but it also balances the base salary with performance-based compensation elements to ensure that executive incentives are aligned with company objectives. The base salary is established by the Committee pursuant to employment agreements with the executives, and annual changes are based on a combination of an evaluation of historical, current, and anticipated future performance, the individual executive's experience, benchmarking, and internal pay equity.

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B. Annual Cash Incentive Bonus. Executives are generally provided the opportunity to earn a variable performance-based cash incentive bonus. The cash incentive bonus provides incentive for the achievement of the Company's financial goals and specific individual goals, assists in retaining, attracting, and motivating employees in the near term, and provides a balance to the volatility of equity prices. Target bonuses, as a percentage of salary, are established pursuant to employment agreements; individuals with positions that have a larger potential impact on operational results generally have a higher proportion of their cash compensation tied to Company performance through the bonus plan. The performance measures for the bonus plan are tied to important Company metrics, such as revenues and Adjusted EBITDA, as well as individual performance goals, each analyzed independently of each other. The Committee has negative discretion for the amount of the bonus paid to the extent executives do not achieve specified individual performance goals.

C. Long-Term Equity Incentive Program. The 2011 long-term equity incentive program consisted of the three types of equity awards described below. These awards provide incentive for executives to focus on long-term fundamentals and thereby create long-term stockholder value. While they are primarily intended to maintain stockholder-management alignment, they also serve to reward promoted employees, attract and retain highly qualified executives, and they maintain the Company's competitive position compared to the compensation programs of other technology companies. The 2011 long-term equity incentive program consisted of the following types of grants:

Market Stock Units. The primary equity grants made to continuing executive officers in 2011 were market stock units ("***MSUs***"), which are a form of performance-based RSU. The Committee selected MSUs for the 2011 compensation program because MSU grants can combine the benefits of RSUs with an additional variable element based on stock price performance, and thus can further emphasize pay-for-performance incentives and alignment with stockholders. The actual amounts of the MSUs that could be earned were between 0% and 150% of the target award, based on the change in the Company's total stockholder return relative to the change in the closing value of the applicable stock index, with each MSU representing the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting. Due to the significant appreciation in the Company's stock price in late 2011 and early 2012, every NEO who remained employed at the measuring point for the MSUs had his unvested MSUs converted to earned MSUs at the maximum 150% rate. The earned MSUs are subject to continued time vesting as described below. The Committee has decided to end the MSU program after 2011 because the MSU program was more difficult and expensive to administer than RSU and option grants and, based on its experiences with MSUs in 2011, the Committee does not believe that the MSU program has provided better incentives or stockholder alignment than RSUs or stock options.

Restricted Stock Units. Restricted Stock Units ("***RSUs***") provide upside incentive when the value of the Company's stock appreciates, but also provides some down market protection. Because RSUs vest into shares of Company stock, they serve to create stockholder-management alignment. They also have high retention value because they vest over a period of time, typically three years, and unvested RSUs are generally forfeited upon an executive voluntarily ending employment. The Committee only used RSUs for new hire and promotional grants in 2011.

Stock Options. Stock options provide incentive for the achievement of stock price growth. They provide a high level of alignment with stockholders because there is no substantial value unless stock price significantly improves. The Committee only used stock options for new hire and promotional grants in 2011.

Section III. Compensation Decisions Made in 2011

In determining the compensation for the NEOs, the Committee generally focuses on total target compensation, which consists of base salary, target annual cash incentive bonus, and long-term equity incentive awards. In line with the Company's compensation philosophy, the Committee determines the amounts of each element with the goal of balancing the need to attract and retain quality executives with the desire to align the financial interests of those executives with the interests of the Company and its stockholders.

A. Annual Base Salary

The base salaries of NEOs are reviewed on an annual basis, as well as at the time of a promotion or other significant change in responsibilities. The following table sets forth the annual base salaries approved for the NEOs for 2011 and 2010:

Name	2011	2010	% Change
William Ruckelshaus	$400,000	$400,000	—
Nikhil Behl	$225,000	$210,000	7.1%
David Binder	$265,000	$243,000	9.1%
Eric Emans(1)	$260,000	$200,000	30.0%
Michael Glover	$230,000	$222,000	3.6%
Stephen Hawthornthwaite	$230,000	$225,000	2.2%
Travis McElfresh	$220,000	$210,000	4.8%
Linda Schoemaker(2)	$125,000	—	—

(1) At the beginning of 2011 Mr. Emans' title was Chief Accounting Officer and his base salary was $200,000; his salary was increased during the course of 2011, most recently to $260,000 on November 30, 2011 in connection with his promotion to Chief Financial Officer.

(2) Ms. Schoemaker's base salary reflects her part-time status; on a full-time equivalent basis her salary is $250,000.

The Committee considered a number of factors in determining the salary adjustments for 2011. In general, the Committee sought to bring executive officers close to the 50th percentile of salaries for similar executives from benchmark data provided by its independent compensation consultant, but did not specifically peg salaries to that 50th percentile figure. In addition, the Committee attempted to better align compensation with the Committee's subjective determinations regarding the relative responsibilities and value to the Company of the executives. The increase in Mr. Emans' base salary was primarily due to his promotion to Chief Financial Officer. Mr. Ruckelshaus's base salary reflects the minimum level specified in his amended and restated employment agreement entered into in early 2011, which did not change from the amount in his initial employment agreement that was entered into in November 2010.

B. Annual Cash Incentive Bonus Plan

The 2011 annual cash incentive bonus plan was based on the Company's 2011 financial targets for the following metrics:

- Total Company Revenue;
- Adjusted EBITDA;

- Search Revenue;
- Search EBITDA; and
- Adjusted E-Commerce EBITDA.

The plan also includes the following subjective elements based on individual objectives and the CEO's (or, with respect to the CEO, the Compensation Committee's) subjective evaluation of that individual's performance:

- Mergers and Acquisitions ("*M&A*") *(subjective element based on achievement of M&A objectives) and*
- Discretionary *(subjective evaluation of individual executive's performance).*

The target bonus for each NEO is calculated based on a percentage of base salary, which is generally set forth in an executive's employment agreement. The actual amount of the bonus paid varies depending on the percentage of achievement of each element of the bonus plan for the year. Each element is calculated separately, based upon the performance for the applicable metric, the weighting of that element, and the target bonus amount. For each NEO, the target bonus percentage, the performance elements used, and the weighting of each element are set forth in the table below:

		Bonus Performance Elements (% of total Bonus calculation)						
Name[(1)]	**Target Bonus Percentage (% of base salary)**	**Total Revenue**	**Adjusted Total EBITDA**	**Search Revenue**	**Search Total EBITDA**	**Adjusted E-Commerce EBITDA**	**M&A**	**Discretionary**
William Ruckelshaus	100%	25%	45%	—	—	—	10%	20%
Nikhil Behl	50%	—	10%	—	—	70%	—	20%
David Binder	60%	25%	55%	—	—	—	—	20%
Eric Emans	40/60%[(2)]	25%	55%	—	—	—	—	20%
Michael Glover	70%	—	10%	25%	45%	—	—	20%
Stephen Hawthornthwaite	60%	10%	45%	—	—	—	25%	20%
Travis McElfresh	50%	25%	55%	—	—	—	—	20%

(1) Linda Schoemaker was hired in June 2011 and was not included in the executive bonus program. Pursuant to her employment agreement, she was guaranteed a bonus of $46,000, to be paid in four equal installments of $11,500 on the first payroll date following the end of each three-month period during her first year of employment.

(2) Mr. Emans' target annual bonus, as a percentage of base salary, was increased due the change of his title to Chief Financial Officer in August 2011. His original target bonus percentage was 40% and his adjusted target bonus percentage is 60%.

Performance Calculation

The specific Company financial targets for 2011 upon which the 2011 cash incentive bonus was calculated are set forth below under Section IV (B) of this CD&A. The bonus percentages paid for the Company's performance, as compared to those 2011 Company financial targets, are calculated using the scale below:

Performance level	**Financial Performance vs. Target (%)**	**Bonus Achievement Percentage**
Below threshold	0% — 90%	0%
Threshold	90%	50%
Range below target	90% to 99%	55% to 95%
Target	100%	100%
Range above target	101% — 120%	101% to 120%
Accelerated Range above target	121% to 135%	122% to 150%
Maximum	135% or more	150%

Financial Performance Measures Used

The Committee uses revenue and Adjusted EBITDA as the two Company-based performance measures of the annual bonus plan. For the two NEOs who were responsible for specific business units, Mr. Behl and Mr. Glover, a portion of the calculation used financial metrics specific to those business units. Revenue is a critical measure of the Company's operations and growth, and serves as the primary basis for funding the Company's strategic plans. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding non-cash stock-based compensation expense and non-recurring and non-operating items. The Committee uses Adjusted EBITDA because it believes it is an important measure of the Company's operating performance. Specifically, this measure focuses on the Company's essential operating results by removing the impact of the Company's capital structure (interest income from investments), asset base (depreciation and amortization), tax consequences, specified non-operating items, and specified non-cash items. A reconciliation of Adjusted EBITDA to the relevant GAAP financial figures can be found on pages 42-43 of the 2011 Annual Report on Form 10-K. For the purpose of the annual bonus plan, Adjusted EBITDA is not necessarily the Adjusted EBITDA number provided in connection with the Company's earnings releases and SEC reports because the bonus performance measure excludes certain non-operational gains or losses. In 2011, Adjusted EBITDA for the bonus plan was reduced to include the unbudgeted capitalized cost associated with internally developed software and as a result was lower than the reported Adjusted EBITDA figure by approximately $1.1M. 2011 Search EBITDA excluded certain amounts related to first quarter costs and losses incurred by the Mercantila business prior to its sale and included unbudgeted capitalized costs for internally developed software, and as a result is higher than the reported Adjusted EBITDA figure by approximately $0.8M.

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C. Annual Long-Term Equity Grants

In 2011, the Committee used a long-term equity compensation program consisting of MSUs, RSUs, and stock options. MSUs were the primary type of equity grant made to executives who were continuing from 2010 in their current roles. Messrs. Ruckelshaus, Behl, Binder, Emans, Glover, Hawthornthwaite, and McElfresh received MSUs in May 2011 as the annual equity grant under the Company's long-term equity compensation program, which (with the exception of Mr. Ruckelshaus and Mr. Emans) comprised 100% of their long-term compensation award for 2011. For Mr. Ruckelshaus, his MSUs were scheduled to vest over a three-year period, with 33 1/3% vesting on June 15, 2012, and the remainder vesting ratably thereafter on June 15, 2013 and June 15, 2014. For Messrs. Binder, Emans, and Glover, those MSUs were scheduled to vest over a three-year period, with 33 1/3% vesting on April 1, 2012, and the remainder vesting ratably thereafter on April 1, 2013 and April 1, 2014. For Messrs. Behl, Hawthornthwaite, and McElfresh, those MSUs were scheduled to vest over a three-year period, with 66 2/3% vesting on April 1, 2013, and the remainder vesting on April 1, 2014. See Section IV(B) below for specific information on how the final number of earned MSUs was calculated.

2011 NEO equity grants are set forth in the following table:

	Stock Awards (RSUs and MSUs)		Options		Total equity awards	
Name	Grant Date Fair Value	Awards	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares
William Ruckelshaus	$371,200	40,000	$2,325,087	800,000	$2,696,287	840,000
Nikhil Behl	$176,320	19,000	—	—	$ 176,320	19,000
David Binder	$329,440	35,500	—	—	$ 329,440	35,500
Eric Emans	$407,770	46,500	$ 330,493	125,000	$ 738,263	171,500
Michael Glover	$266,800	28,750	—	—	$ 266,800	28,750
Stephen Hawthornthwaite	$160,080	17,250	—	—	$ 160,080	17,250
Travis McElfresh	$206,480	22,250	—	—	$ 206,480	22,250
Linda Schoemaker	$239,275	27,500	$ 429,411	167,500	$ 668,686	195,000

The equity grants for several executives were significantly larger than grants to other executives because these executives were hired or promoted in 2011. Specifically, Mr. Ruckelshaus was named permanent Chief Executive Officer, Mr. Emans was promoted to Chief Financial Officer, and Ms. Schoemaker was hired as General Counsel. The option and RSU grants made to these NEOs are consistent with the Committee's past practice for newly hired or promoted executive officers and are intended to quickly establish significant alignment with stockholders. The factors considered by the Committee in determining these grants include past equity practices, the amount of equity held by each executive at the time, benchmark data, and the Committee's subjective evaluation of value provided by the executive.

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Section IV. 2011 Performance and Targets

As discussed above, a key element of the Company's 2011 compensation program was the cash bonus that varies based on the Company and the individual executive meeting certain performance objectives and targets in 2011. The purpose of this element is to pay the Company's executive officers for Company performance. The Company's 2011 performance is discussed below, as are the payouts for the 2011 cash incentive bonus plan and the earned MSUs.

A. 2011 Financial Targets and Bonus Payouts

The Company's 2011 financial targets were used as the basis for measuring the financial performance elements for the cash incentive bonus. The Company set targets for overall Company EBITDA and revenues, Search EBITDA and revenues, and E-Commerce EBITDA, and set the executive bonus calculation using those targets. The 2011 targets for overall Company and Search EBITDA and revenues are set forth in the table below along with the Company's actual performance for each of those metrics. The E-Commerce metric is excluded because the Company sold its E-Commerce business in June 2011.

2011 Performance: Target vs. Actual (in thousands)

Performance goal	2011 Target	2011 Actual
Total revenues(1)	$198,147	$238,791
Adjusted Search revenue(2)	$185,400	$228,813
Adjusted EBITDA(3)	$ 21,830	$ 33,783
Adjusted Search EBITDA(4)	$ 23,810	$ 35,620

(1) Total revenues includes revenues as originally reported in our Quarterly Report on Form 10-Q for the first quarter of 2011.
(2) Adjusted Search revenue excludes revenue generated by Mercantila as reported in the first quarter of 2011.
(3) Adjusted EBITDA includes amounts capitalized as internally developed software.
(4) Adjusted Search EBITDA also excludes Mercantila EBITDA as originally reported in our Form 10-Q for the first quarter of 2011.

2011 Performance: Target Achievement and Bonus Payout

The following table sets forth, for each of the participating NEOs, the target annual incentive bonus for 2011, the achievement percentage for each element of the 2011 cash incentive bonus plan, and the earned annual bonus for 2011.

Name[1]	Target Annual Bonus		Performance Target Achievement (%)						2011 Earned Annual Bonus
	% of Base Salary	($)	Total EBITDA	Revenue	Search EBITDA	Search Revenue	M&A	Discretionary	
William Ruckelshaus	100%	$400,000	150%	122%	—	—	100%	135%	$540,000
Eric Emans[2]	48%	$104,504	150%	122%	—	—	—	141%	$147,612
Michael Glover	70%	$159,696	150%	—	150%	128%	—	115%	$219,422
Travis McElfresh	50%	$108,836	150%	122%	—	—	—	0%	$122,984

(1) Mr. Binder, Mr. Hawthornthwaite, and Mr. Behl were not employed by the Company at the end of 2011 and thus did not earn 2011 cash incentive bonuses. Accordingly, they are excluded from this table.

(2) Mr. Emans' target annual bonus, as a percentage of base salary, was increased due the change of his title to Chief Financial Officer in August 2011. The 48% figure above is a pro-rata combination of his original target bonus percentage of 40% and his adjusted target bonus percentage of 60%.

2011 Performance: Achievement of Individual Objectives

As noted above, each NEO who participated in the 2011 cash incentive bonus plan had a subjective discretionary element based on an assessment of individual performance. For all executives other than Mr. Ruckelshaus, that assessment is based in part on the judgment of Mr. Ruckelshaus regarding each executive's performance. For Mr. Ruckelshaus, the Committee makes the assessment of performance based on a performance evaluation conducted by Committee member and Board Chair, John Cunningham. This discretionary element accounts for 20% of the total target bonus. The Committee made no determination on the discretionary element for Mr. Behl, Binder, or Hawthornthwaite, none of whom were eligible as they were not employed at the end of 2011. The Committee determined that Mr. Ruckelshaus and Mr. Emans satisfied all of their individual performance goals, and thus each received 100% of the possible bonus amount for the discretionary element. Mr. Glover was awarded 80% of his potential discretionary award. Mr. McElfresh was not awarded a discretionary element. For the purposes of the 2011 cash incentive bonus plan, the percent achievement of the discretionary element is multiplied with a figure based on the applicable Company's financial performance metrics to produce the payout percentages set forth in the table above.

The other individual objective element of the 2011 cash incentive bonus plan was an element based on achievement of the Company's merger and acquisition goals. This element was part of the bonus plan for Mr. Ruckelshaus (10% of total bonus) and Mr. Hawthornthwaite (25% of total bonus). As noted above, Mr. Hawthornthwaite was ineligible to receive a 2011 bonus. The Committee granted 100% of the possible M&A bonus to Mr. Ruckelshaus, based on the successful acquisition of the TaxACT business. Although the agreement for this acquisition was signed on January 7, 2012, because a substantial portion of the work and negotiation for this acquisition was done in 2011, the Committee determined that the M&A objective had been satisfied.

B. 2011 Stockholder Return and Earned MSUs

As noted above, the preferred type of equity grant for 2011 was the Market Stock Unit, or "MSU". All NEOs who were employed at the time the Committee made the long-term equity grants were granted MSUs, which were intended to provide greater incentive for performance than the RSUs and stock options that the Committee had used for previous annual grants. MSUs are a form of performance-based RSU. Under the Company's MSU plan, the actual amount of MSUs earned is between 0% to 150% of the target award, based on the change in the Company's stock price relative to the change in the value of the applicable index. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measurement and vesting.

For purposes of the 2011 MSU awards, the Company's performance was measured against the iShares Russell 2000 Index (the "***Index***"). The Company used the Index for this program to ensure objectivity in measuring the Company's performance. The measurement for MSUs earned was calculated by comparing the Index to the 30-day average price of the Company's shares following its earnings releases for fiscal 2010 and 2011. For every 1% increase or decrease in the Company's performance compared to the Index, the number of MSUs earned would increase or decrease by 3%, subject to the maximum payout of 150% of target.

The following table illustrates the performance of the Company's stock as compared to the performance of the Index during the MSU measurement period. The scale is the percentage change in value, based on a 30-trading-day average, from the initial measuring point.


160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
-
2/1/2011
3/1/2011
4/1/2011
5/1/2011
6/1/2011
7/1/2011
8/1/2011
9/1/2011
10/1/2011
11/1/2011
12/1/2011
1/1/2012
2/1/2012
3/1/2012
InfoSpace
iShares Russell 2000

On March 29, 2012, the final measurement period for the MSUs was completed. The increase in the Company's stock price exceed the increase of the Index price by 48.8% and thus the percentage for earned MSUs was the maximum 150%. The final number of MSUs earned by NEOs was as follows:

- Mr. Ruckelshaus: 60,000;
- Mr. Emans: 17,250; and
- Mr. Glover: 43,125.

Section V. Compensation Process and Policies

A. Compensation Process

The Committee seeks to design a compensation program that applies the Company's compensation philosophy and creates incentives to meet the Company's objectives. To achieve this goal, the Committee receives input from a number of sources, including management, employees, and its independent compensation consultant, Compensia. More detail on some of the sources of information considered by the Committee is provided in this section below.

Although the Committee considers these sources of information, it uses its own discretion, based on the experience, knowledge, and diligence of its own members, to determine the compensation elements used in the compensation program and the value of each element for each of the executives. This discretion is, by its nature, subjective. There is no set formula for how the Committee determines exactly how much value it places in any one element, or how any one element will compare to another element. The Board has selected the Committee members for their experience and abilities in determining compensation, and the Committee feels that a subjective determination by its members, after consideration of objective sources, is the most appropriate way for it to exercise its duties to the Board, the Company, and its stockholders.

Advisors Used in Compensation Determinations

Management and Other Employees. Compensia and the Committee consulted regularly with Mr. Ruckelshaus, Mr. Binder, and Mr. Emans regarding the design and implementation of the 2011 executive compensation program. Matters consulted on include the Committee's compensation philosophy and objectives; the review of the experience, current performance, and other subjective factors for each executive officer; the preferred performance metrics and performance targets for the annual bonus program; the recommended adjustments for performance metrics; and other financial and operational issues related to compensation. The Committee has historically consulted with the CEO and CFO because they have significant involvement in and knowledge of the Company's business goals, strategies, and performance; the overall effectiveness of executive officers; and each person's individual contribution to the Company's performance. The Company's General Counsel was also consulted regarding legal issues related to compensation.

The Committee takes management's recommendations into consideration, but retains the discretion to modify such recommendations, and reviews such recommendations for their reasonableness based on its compensation philosophy and related considerations. The CEO, CFO, and General Counsel are regularly invited to attend Committee meetings. The Committee generally meets in executive session outside the presence of management to discuss compensation issues and to review the performance of, and determine the compensation of, the CEO, CFO, and General Counsel. The Company's legal advisors, human resources department, and corporate accounting department support the Committee in developing and administering the Company's compensation plans and programs.

Independent Consultant. The Committee engaged Compensia, Inc. as its independent compensation consultant to advise on non-employee director and executive officer compensation matters. The Committee solely approved all engagement fees and other retention terms of Compensia and determined Compensia's responsibilities. Compensia did not provide more than $120,000 in other services to the Company during 2011. The Committee's engagement of Compensia for 2011 included a market study of relevant compensation elements for the executive officers, which the Committee used to assess market conditions and the competitiveness of the existing program. Compensia also provided advice on the structure of the MSU program and information on material compensation trends to provide a general understanding of current compensation practices.

2011 Peer Group and Benchmarking

The Committee's independent compensation consultant, Compensia, provided benchmark data for the Company's executive officers with respect to salary, incentive bonus, and equity grants. The Committee considered this data when setting the amounts of the various compensation elements for 2011, but did not tie compensation decisions directly to this data. The Committee's primary use of benchmark data for the 2011 executive compensation program was with respect to base salary, for which the committee attempted to move executive salaries closer to the 50th percentile, based on job titles and position responsibilities. The Committee also used benchmark data as one of several factors considered when determining that amount and type of new hire/promotion equity grants made to Mr. Emans and Ms. Shoemaker. The peer group created by Compensia and approved by the Committee for benchmarking of 2011 compensation consisted of 23 technology companies, primarily in the Internet software and services industry, with financial characteristics similar to InfoSpace. Compensia also provided the 2010 benchmark group, which included 18 companies. Compensia and the Committee periodically adjust the group to ensure continued appropriateness, but there was significant overlap between the 2010 and 2011 groups and there were no major changes in benchmark group philosophy. This group of 23 companies is as follows:

- 1 800 Flowers.com
- Blue Nile
- comScore
- Constant Contact
- DealerTrack Holdings
- Dice Holdings
- drugstore.com
- Earthlink
- eHealth
- InterNAP Network Services
- Knot
- Liquidity Services
- Move
- NIC
- Openwave Systems
- PetMed Express
- RealNetworks
- Shutterfly
- THQ
- Travelzoo
- US Auto Parts Network
- Vitacost.com
- Web.com

B. Compensation Policies

In addition to the compensation elements and decisions discussed above in this CD&A, the Company has a number of compensation policies that are designed to retain and incent executives and to protect Company and stockholder interests. Those policies are discussed below:

NEO Employment Agreements; Severance Payments. The Company had employment agreements with all of the NEOs in 2011. The Company uses employment agreements to retain and attract highly-qualified executives in a competitive market. The Company believes that employment agreements ensure continued dedication of executives in case of personal uncertainties or risk of job loss and ensure that compensation and benefits expectations are understood and satisfied. The employment agreements generally include a specific salary and a target bonus percentage that serves as the basis for the annual cash incentive bonus plan. They also generally include specific terms regarding the payment, if any, due to the executive under various employment termination circumstances. In general, cash severance is only paid upon: (a) a termination of employment by the Company without cause; (b) a termination of employment by the executive with good reason; (c) death or disability of the executive; or (d) a change of control.

A fundamental feature of the change of control provisions in the employment agreements is that the benefits generally have a "double-trigger," which means that two events must occur for payments to be made (a change of control and the actual or constructive termination of employment, in this case within a specified period before or after such trigger event). The change of control provisions also contain a cut-back on severance compensation to ensure no Section 280G tax is triggered. The Committee believes that the foregoing change of control compensation is in the best interest of the Company and its stockholders to ensure the continued dedication of such employees, notwithstanding the possibility, threat or occurrence of a change of control. Further, it is imperative to diminish the inevitable distraction of such employees by virtue of the personal uncertainties and risks created by a pending or threatened change of control, and to provide such employees with compensation and benefits arrangements upon a change of control that are competitive with those of other companies. Notwithstanding the foregoing, a portion of the equity awards are subject to a single trigger under the terms of the 1996 Plan. For specific information on termination payments, see "Potential Payments upon Termination of Employment" below.

Timing and Pricing of Share-Based Grants. The Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Company does not time the release of material nonpublic information based on equity award grant dates. In accordance with the 1996 Plan, the exercise price of an option is the closing price of the Company's common stock (as reported by NASDAQ) on the date approved by the Committee to be the date of grant (which date is not earlier than the date the Committee approved such grant).

Prohibition Against Short Selling or other Hedging of Company Securities. As amended in November 2010, the Company's Code of Business Conduct and Ethics prohibits any director, officer, or other employee, agent, or contractor from engaging in short sales of, or otherwise hedging, the Company's securities. This prohibition includes any transaction, direct or indirect, involving financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Company securities. This prohibition applies to all securities issued by the Company, including equity and debt.

Severance Payments. All of the NEOs have (or had at the time they were employed by the Company) an employment agreement with the Company that includes specified severance benefits. In general, cash severance is only paid upon: (a) a termination of employment by the Company without cause; (b) a termination of employment by the executive with good reason; (c) death or disability of the executive; or (d) a change of control.

Perquisites. The Company has historically maintained a conservative approach to providing perquisites to executive officers. The limited perquisites offered have been carefully selected to ensure that there is an indirect benefit to the Company and that the value provided to employees is not excessive. In addition, most perquisites offered to executives are generally offered to all employees. Although offered to all employees, the one perquisite that is not offered at the same level to every employee is the $150,000 life insurance plan, for which the Company pays the premium. The life insurance plan provides a benefit of two times the annual salary of each employee, capped at $150,000. All employees with a salary of at least $75,000 enjoy the same benefit offered to the executive officers.

Deductibility of Executive Officer Compensation. The Committee reviews the Company's compensation programs and policies in light of Section 162(m) of the Internal Revenue Code, which provides that annual compensation in excess of $1 million paid to the Company's CEO and the three other highest compensated executive officers (excluding the CFO) is not deductible by the Company for federal income tax purposes, subject to specified exemptions (the most significant of which is certain performance-based compensation). While the Committee attempts to structure compensation arrangements in a manner that allows deductibility under Section 162(m) where appropriate, the Committee intends to be flexible when circumstances merit alternate compensation arrangements, and thus does not have a policy that all executive compensation must be tax-deductible under Section 162(m).

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth information concerning the compensation earned in 2011, and prior years to the extent applicable, by the Named Executive Officers:

Summary Compensation Table

Name and principal position	Year	Salary	Bonus	Stock awards[1]	Option awards[1]	Non-equity incentive plan compensation[2]	All other compensation[3]	Total
William Ruckelshaus	2011	$400,000	$150,000	$ 371,200	$2,325,087	$540,000	$ 8,748	$3,795,035
President and Chief Executive Officer	2010	$ 56,923	—	$ 289,324	$ 30,274	—	$ 62,789	$ 439,310
Nikhil Behl[4]	2011	$100,385	$400,000[5]	$ 176,320	—	—	$ 804	$ 677,509
Former Chief Executive Officer of Mercantila	2010	$137,308	$100,000	$ 806,400	$ 582,426	$ 35,311	$ 67	$1,661,512
David Binder[4]	2011	$163,096	—	$ 329,440	—	—	$ 7,065	$ 499,601
Former Chief Financial Officer	2010	$236,193	—	$ 312,620	$ 278,737	$ 89,958	$ 7,451	$ 924,959
	2009	$210,808	—	$ 372,750	$ 351,838	$134,137	$ 7,494	$1,077,027
Eric Emans	2011	$216,716	—	$ 407,770	$ 330,493	$147,612	$ 8,262	$1,110,853
Chief Financial Officer	2010	$193,731	—	$ 107,800	$ 96,784	$113,042	$ 6,794	$ 518,151
	2009	$170,654	—	$ 248,500	$ 263,879	$ 65,153	$ 6,881	$ 755,067
Michael Glover	2011	$228,154	—	$ 266,800	—	$219,422	$ 1,130	$ 715,506
Vice President of Distribution	2010	$217,693	—	$ 258,720	$ 232,281	$220,979	—	$ 929,673
and Business Development	2009	$200,770	—	$ 372,750	$ 351,838	$127,750	$ 144	$1,053,252
			—					
Stephen Hawthornthwaite[4]	2011	$184,615	—	$ 160,080	—	—	$236,767	$ 581,462
Former Vice President of Corporate Development	2010	$177,404	—	$1,359,600	$ 813,775	$ 63,299	$ 344	$2,414,422
Travis McElfresh[4]	2011	$217,693	—	$ 206,480	—	$122,984	$ 1,030	$ 548,187
Former Chief Technology Officer	2010	$ 60,577	—	$ 826,000	$ 584,285	$ 17,793	—	$1,488,655
Linda Schoemaker	2011	$ 62,635	$ 23,000	$ 239,275	$ 429,411	—	$ 512	$ 754,833
General Counsel and Secretary								

(1) Stock awards consist of MSUs and RSUs granted under the 1996 Plan. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting. Each RSU represents the right to receive one share of our common stock based on time vesting. Option awards consist of options granted under the 1996 Plan to purchase shares of our common stock. The dollar amount for stock and option awards is the grant date fair value, excluding the effect of estimated forfeitures. Assumptions used in the valuation of stock and option awards granted in 2011 are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2011

(2) Non-equity incentive compensation consists of amounts earned under the InfoSpace Executive Bonus Plan for the applicable year and paid out upon final determination of the amounts by the Compensation Committee.

(3) All other compensation in 2011 consists of perquisites with an aggregate value of less than $10,000 for each NEO, with the exception of a $230,000 lump sum severance payment that was made in the fourth quarter of 2011 to Mr. Hawthornthwaite. These perquisites generally consist of non-discriminatory fringe benefits generally available to employees, such as the 401(k) employer's match, communications reimbursement, and life insurance premiums.

(4) Mr. Behl left the Company in June 2011, Mr. Binder left the Company in August 2011, Mr. Hawthornthwaite left the Company in October 2011, and Mr. McElfresh left the Company in March 2012.

(5) In the second quarter of 2011, a retention bonus was paid to Mr. Behl, pursuant to his employment agreement.

Employment Agreements. Each of the NEOs had an employment agreement with the Company during 2011 (see "Compensation Discussion and Analysis" above for further details). Mr. Ruckelshaus's base salary under his agreement is $400,000, with a target bonus of 100% of his salary. At the beginning of 2011, Mr. Emans' title was Chief Accounting Officer and his base salary was $200,000, with a target incentive bonus of 40% of his current base salary. Mr. Emans' titles and agreement terms changed as follows: on March 27, 2011, Mr. Emans' base salary increased to $204,000 per year; on August 19, 2011, Mr. Emans' title changed to Interim Chief Financial Officer and his base salary increased to $230,000 with a target incentive bonus of 60% of his base salary, and on November 30, 2011, he was named permanent Chief Financial Officer and his base salary increased to $260,000. Mr. Glover's base salary was initially $222,000, with a target incentive bonus of 70% of his current base salary, and effective February 1, 2012, his salary increased to $230,000 per year. Upon Ms. Schoemaker's hiring on June 13, 2011, her base salary was $115,000 (based on her part-time status), and effective December 8, 2012, this amount increased to $125,000 per year.

Grants of Plan-Based Awards in 2011

The following table sets forth certain information regarding non-equity and equity plan-based awards granted by InfoSpace to the NEOs in 2011:

		Estimated possible payouts under non-equity incentive plan awards			Estimated possible payouts under equity incentive plan awards		All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price per share of option awards	Grant date fair value of stock and option awards
Name	**Grant date**	**Threshold**	**Target**	**Maximum**	**Target**	**Maximum**				
William Ruckelshaus . . .	6/15/2011	—	—	—	—	—	—	800,000[1]	$8.74	$2,325,087
	6/15/2011	—	—	—	40,000[1]	60,000[1]	—	—	—	$ 371,200
	—	$50,000	$400,000	$600,000	—	—	—	—	—	—
Nikhil Behl	5/16/2011	—	—	—	19,000[2]	28,500[2]	—	—	—	$ 176,320
David Binder	5/16/2011	—	—	—	35,500[2]	53,250[2]	—	—	—	$ 329,440
Eric Emans	5/16/2011	—	—	—	11,500[2]	17,250[2]	—	—	—	$ 106,720
	8/19/2011	—	—	—	—	—	10,000[3]	—	—	$ 88,300
	11/17/2011	—	—	—	—	—	—	125,000[4]	$8.51	$ 330,493
	11/17/2011	—	—	—	—	—	25,000[4]	—	—	$ 212,750
	—	$13,063	$104,504	$156,756	—	—				
Michael Glover	5/16/2011	—	—	—	28,750[2]	43,125[2]	—	—	—	$ 266,800
	—	$ 7,982	$159,636	$239,454	—	—				
Stephen P. Hawthornthwaite	5/16/2011	—	—	—	17,250[2]	25,875[2]	—	—	—	$ 160,080
Travis McElfresh	5/16/2011	—	—	—	22,250[2]	33,375[2]	—	—	—	$ 206,480
	—	$13,605	$108,836	$163,254	—	—				
Linda Schoemaker	6/8/2011	—	—	—	—	—	—	37,500	$8.89	$ 80,848
	6/8/2011	—	—	—	—	—	7,500[5]	—	—	$ 66,675
	11/7/2011	—	—	—	—	—	—	130,000[6]	$8.63	$ 348,562
	11/7/2011	—	—	—	—	—	20,000[6]	—	—	$ 172,600

(1) Consists of options and MSUs granted to Mr. Ruckelshaus pursuant to Mr. Ruckelshaus's amended and restated employment agreement, vesting on the standard schedule noted below. The MSUs vest 33 1/3% on the first anniversary of the grant date, and the remainder vest ratably thereafter on an annual basis until the third anniversary of the grant date.

(2) In 2011, the Company granted MSUs under the 1996 Plan. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting. The MSUs vest 33 1/3% on April 1, 2012, and the remainder vest ratably thereafter on an annual basis until April 1, 2014. Amounts are pro-rated for the periods that each officer was employed by InfoSpace during 2011.

(3) Consists of RSUs granted on August 19, 2011 pursuant to the second amendment to Mr. Emans' employment agreement. The awards vest 33 1/3% on the first anniversary of the grant date, and the remainder vest ratably thereafter on an annual basis until the third anniversary of the grant date.

(4) Consists of RSUs and options granted to Mr. Emans on November 17, 2011 by consent of the Compensation Committee of the Board of Directors, vesting on the standard schedule noted below.

(5) Consists of RSUs and options granted to Ms. Schoemaker on June 13, 2011 pursuant to her employment agreement, with 25% vesting each quarter after the grant date.

(6) Consists of RSUs and options granted to Ms. Schoemaker on November 7, 2011 pursuant to the terms of her revised employment agreement, vesting on the standard schedule noted below.

Non-equity Incentive Plan Awards. The estimated possible payouts show the potential value of the payout for each NEO under the 2011 InfoSpace Executive Bonus Plan if the threshold, target, or maximum performance measure goals are satisfied, as described in the CD&A above. The possible payouts were performance-driven and therefore were completely at risk. As described in the CD&A, the targets are set to be challenging and to require significant effort for their achievement. In 2011, total revenues, adjusted Search revenue, and Adjusted EBITDA thresholds were each exceeded during the year. The threshold amount described above is based on meeting only the smallest of the financial performance goals at the threshold range, with an additional 20% deduction for individual performance goals as provided for in the plan.

Stock Awards and Option Awards. All other stock awards and all other option awards consist of MSUs, RSUs, and options granted under our 1996 Plan. The actual amount of MSUs earned will be 0% to 150% of the target award, based on the change in the Company's total stockholder return relative to the change in the closing value of the applicable index. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting. Each RSU represents the right to receive one share of our common stock upon vesting, and the options represent the right to purchase shares of our common stock. The exercise or base price per share of option awards column consists of the strike price for options granted. Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant. Assumptions used in the valuation of these awards are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2010.

Outstanding Equity Awards at December 31, 2011

The following table sets forth information concerning unexercised options and unvested MSUs and RSUs for each of the NEOs outstanding as of December 31, 2011:

		Option Awards[1]				Stock Awards[1]			
		Number of securities underlying unexercised options							
Name	Grant date	Exercisable	Not exercisable	Option exercise price/share	Option expiration date	Number of shares of stock that have not vested[2]	Market value of shares of stock that have not vested[2]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[2]	Equity incentive plan awards: Market or payout value of unearned shares, units, or other rights that have not vested[2]
William Ruckelshaus . . .	5/2/2007	10,000	—	$25.17	5/2/2014	—	—	—	—
	5/12/2008	7,500	—	$ 9.64	5/12/2015	—	—	—	—
	6/4/2009	7,500	—	$ 7.19	6/4/2016	—	—	—	—
	5/11/2010	11,100	—	$ 8.74	5/11/2017	—	—	—	—
	6/15/2011	—	800,000	$ 8.74	6/15/2018	—	—	—	—
	6/15/2011	—	—	—	—	—	—	60,000[3]	$659,400
Eric Emans	9/11/2006	18,000	—	$21.86	9/11/2013	—	—	—	—
	2/29/2008	75,000	—	$10.19	2/28/2015	—	—	—	—
	5/11/2009	35,001[4]	17,499[4]	$ 7.10	5/11/2016	—	—	—	—
	5/11/2009	—	—	—	—	5,831[4]	$ 64,083	—	—
	3/29/2010	12,501	12,499	$10.78	3/29/2017	—	—	—	—
	3/29/2010	—	—	—	—	10,000[5]	$109,990	—	—
	5/16/2011	—	—	—	—	—	—	17,250[6]	$189,578
	8/19/2011	—	—	—	—	10,000[7]	$109,990	—	—
	11/17/2011	—	125,000	$ 8.51	11/17/2018	—	—	—	—
	11/17/2011	—	—	—	—	25,000	$274,750	—	—
Michael Glover	8/20/2002	300	—	$ 5.10	8/20/2012	—	—	—	—
	4/4/2005	7,500	—	$41.83	4/4/2012	—	—	—	—
	5/19/2006	10,500	—	$24.47	5/19/2013	—	—	—	—
	6/7/2006	10,000	—	$21.98	6/7/2013	—	—	—	—
	4/1/2008	40,000	—	$12.20	4/1/2015	—	—	—	—
	10/7/2008	110,000	—	$ 9.29	10/7/2015	—	—	—	—
	5/11/2009	116,668[4]	23,332[4]	$ 7.10	5/11/2016	—	—	—	—
	5/11/2009	—	—	—	—	8,746[4]	$ 96,119	—	—
	3/29/2010	30,000	30,000	$10.78	3/29/2017	—	—	—	—
	3/29/2010	—	—	—	—	24,000[5]	$263,760	—	—
	5/16/2011	—	—	—	—	—	—	43,125[6]	$473,944
Travis McElfresh	9/20/2010	46,662[8]	133,340[8]	$ 8.26	9/20/2017	—	—	—	—
	9/20/2010	—	—	—	—	66,670[8]	$732,703	—	—
	5/16/2011	—	—	—	—	—	—	33,375[6]	$366,791
Linda Schoemaker	6/8/2011	18,750[9]	18,750[9]	$ 8.89	6/8/2018	—	—	—	—
	6/8/2011	—	—	—	—	3,750[9]	$ 41,213	—	—
	11/7/2011	—	130,000	$ 8.63	11/7/2018	—	—	—	—
	11/7/2011	—	—	—	—	20,000	$219,800	—	—

(1) Unvested stock and option awards generally vest 33 ⅓% on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date, except as noted below.

(2) The intrinsic value of options and the market value of unvested RSUs and MSUs are based on the closing price of our common stock on December 31, 2011, which was $10.99 per share, and that the actual amount of MSUs earned were 150% of the target award.
(3) The MSUs granted to Mr. Ruckelshaus on June 15, 2011 vest 33 1/3% on the first anniversary of the grant date, and the remainder vest ratably thereafter on an annual basis until the third anniversary of the grant date.
(4) These options and RSUs granted on May 11, 2009 vested 33 1/3% on April 1, 2010, and the remainder vest ratably every six months thereafter over the next two years such that they are fully vested on April 1, 2012.
(5) Consists of RSUs granted on annual basis under the long-term equity incentive compensation program. The RSUs vest over three years; 50% vests on March 29, 2012 and 50% vests on March 29, 2013.
(6) In 2011, the Company granted MSUs under the 1996 Plan. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting. The MSUs vest 33 1/3% on April 1, 2012, and the remainder vest ratably thereafter on an annual basis until April 1, 2014.
(7) Consists of RSUs granted on August 19, 2011 pursuant to Mr. Emans' employment agreement vesting according to the following schedule: 33 1/3% vest on August 19, 2012 and the remainder vest ratably thereafter on an annual basis until August 19, 2013.
(8) Consists of RSUs and options granted on November 3, 2010, pursuant to Mr. McElfresh's employment agreement vesting according to the following schedule: 33 1/3% vested on September 20, 2011 and the remainder vest ratably thereafter on a semi-annual basis until September 20, 2013.
(9) Consists of RSUs and options granted to Ms. Schoemaker on June 8, 2011 pursuant to her employment agreement, with 25% vesting each quarter after the grant date.

Option Exercises and Stock Vested in 2011

The following tables set forth certain information regarding the value realized upon exercise of options by NEOs during 2011 and the value of RSUs held by the NEOs that vested during 2011. The values realized upon vesting or exercise, as applicable, are before the payment of any fees, commissions, or taxes.

	Option Awards		Stock awards	
Name	Number of shares acquired on exercise	Value realized on exercise	Number of shares acquired on vesting	Value realized on vesting[1]
William Ruckelshaus			34,300	$304,831
Nikhil Behl	59,994	$ 42,158	29,997	$279,572
David Binder	93,335	$226,093	17,082	$146,069
Eric Emans			17,499	$148,450
Michael Glover			30,834	$265,119
Stephen Hawthornthwaite			90,000	$785,500
Travis McElfresh	19,998	$ 21,764	33,330	$303,970
Linda Schoemaker			3,750	$ 36,356

(1) The value realized on vesting was calculated by multiplying the number of shares acquired upon the vesting of RSUs by the closing price of the Company's common stock per share on the vesting date.

Proxy

Potential Payments upon Termination of Employment

Termination or Change in Control as of December 31, 2011

The following table sets forth the expected incremental payments of severance and/or benefits that would be provided to each of the NEOs or his or her estate in the event of such executive officer's termination of employment due to a change in control, termination by the Company without cause, or by the employee for good reason, death, or disability, as of December 31, 2011:

Name	Annual salary rate(1)	Other cash(2)	Health benefits(3)	Stock options(4)	Stock awards(4)	Total
William Ruckelshaus						
Without cause/good reason (includes change in control)(5)	$400,000	$400,000	$20,496	$1,125,000	$659,400	$2,604,896
After significant corporate transaction – without cause(5)	$400,000	$900,000	$20,496	$1,800,000	$659,400	$3,779,896
After significant corporate transaction – good reason(5)	—	—	—	$1,125,000	$659,400	$1,784,400
Death	$100,000	$150,000	—	—	—	$ 250,000
Disability	$200,000	—	—	—	—	$ 200,000
Nikhil Behl						
Termination payment	—	—	—	—	—	$ 0(6)
David Binder						
Termination payment	—	—	—	—	—	$ 0(7)
Eric Emans						
Without cause/good reason (includes change in control)(5)	$260,000	$156,000	$20,496	$ 289,738	$374,105	$1,100,339
Death	$ 65,000	$150,000	$ 5,124	—	—	$ 220,124
Disability	$130,000	—	—	—	—	$ 130,000
Michael Glover						
Without cause/good reason (includes change in control)(5)	$230,000	$161,000	$18,708	$ 372,984	$416,911	$1,199,603
Death	$ 57,500	$150,000	—	—	—	$ 207,500
Disability	$115,000	—	—	—	—	$ 115,000
Stephen Hawthornthwaite						
Termination payment	—	$230,000	—	—	$267,300	$ 497,300
Travis McElfresh						
Good reason/change in control	$220,000	$ 55,000	$20,496	$ 245,703	$549,747	$1,090,946
Without cause	$220,000	$ 55,000	$20,496	—	—	$ 295,496
Death	$ 55,000	$150,000	$ 5,124	—	—	$ 210,124
Disability	$110,000	—	—	—	—	$ 110,000
Linda Schoemaker						
Without cause(5)	$ 20,833	—	$ 3,416	—	—	$ 24,249
After change in control – without cause/good reason(5)	$ 31,250	—	$ 3,416	$ 385,550	$261,013	$ 681,229
Death	$ 31,250	$150,000	—	—	—	$ 181,250
Disability	$ 31,250	—	—	—	—	$ 31,250

(1) With respect to change in control payments, the amount shown assumes payment of one-time annual salary for NEOs. With respect to termination by the Company without cause or termination by the employee for good reason, the amount shown assumes payment of one year's annual salary for all NEOs. Payment is payable in a single lump sum. With respect to death and disability payments, the amount shown assumes payment of salary for 90 days and 180 days, respectively.

(2) With respect to change in control and without cause, Other cash primarily consists of annual targeted bonuses. Payment is payable in a single lump sum. For Mr. Ruckelshaus, for termination without cause after a significant corporate transaction, Mr. Ruckelshaus would be entitled to a $500,000 lump-sum payment. The amount for Death includes a $150,000 life insurance policy payable upon death of employee. Mr. Hawthornthwaite received a $230,000 severance payment in the fourth quarter of 2011 per the terms of his employment agreement.
(3) Consists of Company-paid insurance benefits.
(4) The value of the option awards and RSUs that vest is based on the closing price of our common stock on December 31, 2011, which was $10.99 per share, except for Mr. Hawthornthwaite's which is based on the closing price of our common stock on October 28, 2011, which was $8.91 per share, for the 30,000 RSUs that had their vesting accelerated per the terms of the Hawthornthwaite Agreement.
(5) Termination without cause or termination by employee with good reason as defined in each NEO's employment agreement.
(6) As part of the sale of Mercantila Acquisition LLC, Mr. Behl voluntarily waived any severance that he would have been due under his employment agreement.
(7) Mr. Binder voluntarily terminated his agreement and thus was not entitled to any severance under his employment agreement.

Proxy

The following sections describe and explain the specific circumstances that would trigger the amounts set forth in the table above for the executives who were employed by the Company at the end of 2011.

Termination Without Cause/Quit for Good Reason. Under the agreements in place at the end of 2011 for Mr. Emans, Mr. Glover, Mr. McElfresh, and Ms. Schoemaker, these NEOs receive similar benefits if their employment is terminated by InfoSpace without cause or, with the exception of Ms. Schoemaker, by the executive for good reason. In either circumstance, the executive is entitled to severance benefits of a one-time "lump-sum" payment of a percentage of their then-current annual salary (100% for Mr. Emans, Mr. Glover, and Mr. McElfresh, and sixty days for Ms. Schoemaker), a portion of their annual targeted bonus (100% for both Mr. Emans and Mr. Glover, 50% for Mr. McElfresh, and any bonus due within sixty days for Ms. Schoemaker), and Company-paid COBRA insurance benefits for up to 12 months from the termination date for Mr. Emans, Mr. Glover, and Mr. McElfresh or a lump some payment for the value of 2 months of COBRA insurance benefits for Ms. Schoemaker. Mr. Emans, Mr. Glover, and Mr. McElfresh each have 12 months to exercise his vested stock options. Mr. McElfresh would receive acceleration of vesting of 50% of his unvested stock options and RSUs only in the event of a quit for good reason; Mr. Emans and Mr. Glover would receive such acceleration under both circumstances. In general (with a few minor variations set forth in each NEO's employment agreement), "cause" is defined as (i) misconduct that is criminal, fraudulent, or a violation of the Company's Code of Conduct and Ethics, (ii) a breach of the NEO's fiduciary duties, or (iii) a failure to diligently perform the NEO's job duties, and "good reason" is defined as (a) a request to relocate more than 25 miles, (b) a material breach of the NEO's employment agreement, or (c) a material adverse change to the NEO's base compensation, duties, title, facilities, perquisites, or benefits.

Change in Control. In the event of a change of control, the payments set forth in "Termination Without Cause/Quit for Good Reason" will apply for Mr. Emans, Mr. Glover, and Mr. McElfresh. Ms. Schoemaker will receiver similar benefits, except that they will apply to Quit for Good Reason as well as Termination without Cause, she will receive ninety days of her current annual salary rate instead of sixty, and she will receive acceleration of all of her unvested stock options and RSUs. Change of Control is defined as any of the following: (i) Acquisition of 50% of the voting power of the Company's outstanding securities by any person or through a merger or acquisition of the Company, (ii) approval by the stockholders of liquidation of the Company, (iii) a sale of the Company, or substantially all of its assets, or (with the exception of Ms. Schoemaker's agreement) (iv) a change in composition, within a two-year period, of the Board of Directors in which a majority of the Board of Directors is replaced by directors that were not elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors.

Death. Under the agreements in place at the end of 2011 for Mr. Emans, Mr. Glover, Mr. McElfresh, and Ms. Schoemaker, in the event of the NEO's death during the term of the employment agreement, such NEO's estate is entitled to severance benefits of 100% of his or her then-current annual salary for 90 days. The estates of Mr. Emans, Mr. Glover, and Mr. McElfresh are also entitled to the right to exercise the executive officer's then-vested options from one year following the executive officer's death, and Company-paid COBRA health insurance benefits for 90 days.

Disability. Under the agreements in place at the end of 2011 for the NEOs, in the event of such NEO's termination of employment with the Company due to disability (defined as an inability to perform his or her duties for 180 days in any one year period), each of Mr. Emans, Mr. Glover, and Mr. McElfresh, are entitled to continuing payments of his base salary until the earlier of eligibility for long-term disability payments under the Company's group disability policy or 180 days following termination, and Ms. Schoemaker is entitled to a one-time "lump-sum" payment of 90 days of her then-current annual salary.

Severance Arrangements with William Ruckelshaus. Mr. Ruckelshaus's employment agreement differs from the agreements of the other NEOs in several significant ways. If Mr. Ruckelshaus's employment is terminated by InfoSpace without cause (cause is defined as criminal, fraudulent, or Company Code of Conduct and Ethics related misconduct; a breach of the NEO's fiduciary duties; or a failure to diligently perform the NEO's job duties) or by Mr. Ruckelshaus for good reason (generally defined as a material reduction of his authority, duties, or title at any time; a substantial reduction in the facilities available to him within 12 months following a change in control; a material reduction to his base salary or target bonus at any time; a material reduction in the kind or level of benefits available within 12 months after a Change in Control; the requirement that he relocate his work location by more than 25 miles at any time; or a material breach of his employment agreement at any time), Mr. Ruckelshaus is entitled to severance benefits of a one-time "lump-sum" payment of 100% of his then-current annual salary and 100% of his annual targeted bonus, acceleration of vesting of 100% of the MSUs granted in his employment agreement, 500,000 of the 800,000 options granted concurrent with the effective date of his employment agreement if the agreement terminates less than one year from the effective date, full vesting of those 800,000 options granted if the employment agreement terminates more than one year from its effective date, and a one-time "lump-sum" payment equal to the cost of twelve months of Company-paid COBRA insurance benefits. In the event of termination without cause less than one year after a significant corporate transaction, as defined in his employment agreement, Mr. Ruckelshaus is entitled to the same benefits listed above, except that there will be an acceleration of vesting of 100% of all stock options, and an additional lump-sum payment of $500,000 if the termination date is before January 3, 2012. In the event of termination for good reason less than one year after a significant corporate transaction, as defined in his employment agreement, Mr. Ruckelshaus is entitled to acceleration of vesting of 100% of all MSU awards, and a portion of the options granted concurrent with the effective date of his employment, which options would be exercisable for up to two years after the termination date. In the event of Mr. Ruckelshaus's death during the term of the agreement, his estate is entitled to severance of a one-time "lump-sum" payment of 90 days of his then-current annual salary. In the event of Mr. Ruckelshaus's termination of employment with the Company due to disability during the term of the agreement, he is entitled to severance of a one-time "lump-sum" payment of 180 days of his then-current annual salary.

Required Release. Prior to receiving severance for any termination, an NEO is required to sign the Company's standard release, which includes, among other terms, a confidentiality provision with an unlimited duration, a non-competition provision with one-year duration, and a non-solicitation provision with a one-year duration.

Acceleration of 1996 Plan Equity. Except as explained below, under the 1996 Plan, any outstanding equity award terminates upon a change of control (as defined in the 1996 Plan). The equity award does not terminate, however, if the equity award is assumed or substituted by the successor corporation or its parent company. Regardless of whether the equity award is assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested equity awards vest immediately prior to a change of control transaction. If the equity awards are not assumed or substituted with equity awards providing substantially equal value and substantially similar provisions, then an additional 25% of unvested equity awards will vest immediately prior to a change of control transaction. Additionally, the Company's employment agreements with the NEOs provide for some or full acceleration of vesting of all equity awards held by the NEO upon a change of control, termination of employment of the executive officer by us or our successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive. The Compensation Committee retains discretionary authority at any time, including immediately prior to or upon a change of control, to accelerate the exercisability of any award, the end of a performance period, or the termination of any restriction period.

EQUITY COMPENSATION PLANS

During 2011, certain executive officers and directors received benefits under the 1996 Plan. Our stockholders have approved the 1996 Plan and the 1998 Employee Stock Purchase Plan.

At December 31, 2011, of the plans not approved by stockholders described in the table below, only the 2001 Nonstatutory Stock Option Plan (the "***2001 Plan***") had shares available for future issuance. All plans are described in detail in "Note 5: Stockholders' Equity" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2011.

The following table provides certain information regarding the Company's equity compensation plans as of December 31, 2011:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights[1]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders[2]	4,653,977[3]	$11.98	6,739,791[4]
Equity compensation plans not approved by stockholders[5]	81,550	$25.53	1,712,718
Total	4,735,527	$12.26	8,452,509

(1) Consists of the weighted-average exercise price of outstanding options, as no warrants or rights other than options are currently outstanding.
(2) Includes shares issuable under the 1996 Plan and our 1998 Employee Stock Purchase Plan.
(3) Consists of 3,885,747 shares of common stock issuable upon exercise of outstanding options, 614,480 shares of common stock issuable upon vesting of RSUs, and 153,750 shares of common stock issuable upon vesting of a maximum of 153,750 earned MSUs granted under the 1996 Plan.
(4) Includes 6,214,667 shares available for future grant under the 1996 Plan and 525,124 shares available for future grant under the 1998 Employee Stock Purchase Plan.
(5) Includes 76,550 shares issuable upon exercise of outstanding options under the 2001 Plan. There are 1,712,718 shares remaining available for future grants under such plan. Also includes 5,000 shares issuable upon exercise of outstanding options under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan, which was assumed in connection with the acquisition of Switchboard in 2004.

TRANSACTION OF OTHER BUSINESS

The Board of Directors of InfoSpace is unaware of any other matters to be submitted at the meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Any stockholder proposal intended to be included in the Company's Proxy Statement and form of proxy for the 2013 annual meeting of stockholders (pursuant to Rule 14a-8 of the Exchange Act) must be received by the Company at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 no later than December 26, 2012 and must otherwise be in compliance with applicable SEC rules.

Proxy

Any director nomination or stockholder proposal of other business intended to be presented for consideration at the 2013 annual meeting of stockholders, but not intended to be considered for inclusion in the Company's Proxy Statement and form of proxy for such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received in a timely manner and otherwise in accordance with the Company's Bylaws and related policies and procedures. In particular, our Bylaws establish that nominations for the election of directors or proposals of other business may be made by any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of InfoSpace not fewer than 60 days nor more than 90 days in advance of the annual meeting, which notice must contain the information specified in the Bylaws concerning the nominees and concerning the stockholder proposing such nominations. In the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Further information regarding nomination of directors is disclosed above in the descriptions of the Nominating and Governance Committee and of the Director Nomination Process under the heading "Board of Directors and Committee Information."

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with the requirements of our Bylaws or any applicable laws or regulations. A copy of the full text of our Bylaws is available on our company website at www.infospaceinc.com or may be obtained by writing to the Corporate Secretary of InfoSpace. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to InfoSpace's principal executive offices at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, Attention: Corporate Secretary.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report to Stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2011, is being furnished together with this Proxy Statement. The Annual Report to Stockholders is also available on our company website at www.infospaceinc.com. Upon written request by any stockholder to Linda Schoemaker, the Corporate Secretary of InfoSpace, at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, a copy of the Annual Report to Stockholders will be furnished without charge, and a copy of any or all exhibits to the Annual Report on Form 10-K will be furnished for a fee that will not exceed our reasonable expenses in furnishing those exhibits. Our SEC filings also are available to the public at the SEC's website at http://www.sec.gov.

By Order of the Board of Directors,

Linda Schoemaker
General Counsel and Secretary

Bellevue, Washington
April 25, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-25131

INFOSPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1718107**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(425) 201-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
Series C Participating Preferred Stock
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant outstanding as of June 30, 2011, based upon the closing price of Common Stock on June 30, 2011 as reported on the NASDAQ Global Select Market, was $271.1 million. Common Stock held by each officer and director has been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 5, 2012, 39,772,852 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2012 Annual Meeting of Stockholders (the "***Proxy Statement***").

TABLE OF CONTENTS

This report contains forward-looking statements that involve risks and uncertainties. The statements in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar expressions identify forward-looking statements, but the absence of these words does not mean that the statement is not forward looking. These forward-looking statements include, but are not limited to, statements regarding projections of our future financial performance; trends in our businesses; our future business plans and growth strategy, including our plans to expand, develop, or acquire particular operations or businesses; and the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs.

Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our results, levels of activity, performance, achievements, and prospects, and those of the Internet industries generally, to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties, and other factors include, among others, those identified under Item 1A, "Risk Factors" and elsewhere in this report. You should not rely on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We do not undertake any obligation to update publicly any forward-looking statement to reflect new information, events, or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. Business

Overview

InfoSpace, Inc. ("***InfoSpace,***" "***our,***" or "***we***") develops search tools and technologies that help consumers find content and information on the Internet. Our search solutions enable Internet users to locate and view content, information, merchants, individuals, and products online. We offer search services through our own web sites, such as Dogpile.com, WebCrawler.com, MetaCrawler.com, and WebFetch.com, as well as through the web sites of distribution partners. Partner versions of our web offerings are generally private-labeled and delivered in a customized manner that addresses the unique requirements of each distribution partner. Our search offerings differ from most other mainstream search services in that they utilize our "metasearch" technology that selects results from several search engines, including Google, Yahoo!, and Bing, among others, which serve as our content providers. Some content providers, such as Google and Yahoo!, pay us to distribute their content, and we refer to those providers as our Search Customers.

On January 31, 2012, we acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., operator of the TaxACT income tax preparation business. The TaxACT business consists of an online tax preparation service for individuals, tax preparation software for individuals and professional tax preparers, and ancillary data storage and financial services. The majority of TaxACT's revenue is generated by the online service (at www.taxact.com), and as a highly seasonal business, almost all of that revenue is generated in the first four months of the calendar year. The TaxACT business is based in Cedar Rapids, Iowa, and operates as a separate business from our search operations. Because InfoSpace did not own TaxACT in 2011, financial results for TaxACT are not covered in this Annual Report on Form 10-K. Our Quarterly Report on Form 10-Q for the first quarter of 2012 will provide more information regarding the TaxACT business and will specify how our business will be separated into segments as a result of this acquisition.

We were founded in 1996 and are incorporated in the state of Delaware. Our principal corporate office is located in Bellevue, Washington. Our common stock is listed on the NASDAQ Global Select Market under the symbol "INSP."

Search Revenue Sources

Our revenue is primarily derived from search content providers who provide paid search links for display as part of our search services. From these content providers, whom we refer to as our Search Customers, we license rights to certain search products and services, including both non-paid and paid search links. We receive revenues from our Search Customers when an end user of our web search services clicks on a paid search link that is provided by that Search Customer and displayed on one of our owned and operated web properties or displayed on the web property of one of our search distribution partners. Revenues are recognized in the period in which such paid clicks occur and are based on the amounts earned and remitted to us by our Search Customers for such clicks. We derive a significant portion of our revenue from a small number of Search Customers and we expect that this concentration will continue in the foreseeable future. Google and Yahoo! jointly accounted for more than 95% of our total revenues in 2011 and 2010, with Google accounting for the dominant majority of these revenues. If either of these Search Customers reduces or eliminates the services they provide to us or our distribution partners, or if either of these Search Customers is unwilling to pay us amounts they owe us, it could materially harm our business and financial results.

Our main Search Customer agreements are with Google and Yahoo!, which we recently extended. Our agreement with Yahoo! runs through December 31, 2013 and our agreement with Google runs through March 31, 2013, and may be extended through March 31, 2014 in our sole discretion, provided that we have not assigned this agreement to another party. Both Google and Yahoo! have requirements and guidelines regarding, and reserve certain rights of approval over, the use and distribution of their respective search products and services. The requirements and guidelines are frequently subject to differing interpretations by the parties and both Google and Yahoo! may modify certain requirements and guidelines of their agreements with us at their discretion. If Google or Yahoo! believe that we or our search distribution partners have failed to meet the requirements and guidelines promulgated under these Search Customer agreements, they may suspend or terminate our or our distribution partners' use and distribution of such Search Customer's search products and services, with or without notice, and in the event of certain violations, may terminate their agreements with us. We and our distribution partners have limited rights to cure breaches of the requirements and guidelines.

Google and Yahoo! each make certain representations and warranties to us in the agreements regarding the content and operation of their search services, and we make certain representations and warranties in the agreements regarding our use and distribution of their search services. Under these agreements, the parties also provide for some indemnification relating to these representations and warranties: Google and Yahoo! provide certain indemnification with respect to ownership of the content and technology provided by their search services, and we provide certain indemnification with respect to our, and our distribution partners', use and distribution of Google and Yahoo!'s search services.

Our partners for distribution of our online search services include internet service providers, web portals, and software application providers. We generated approximately 47%, 35%, and 42% of our online search revenues through relationships with our top five distribution partners in 2011, 2010, and 2009, respectively. Our agreements with many of our distribution partners come up for renewal in 2012 and 2013, and we plan to negotiate renewals for many of these agreements. In addition, some of our distributors have the right to terminate their agreements immediately in the event of certain breaches. We anticipate that our content and distribution costs for our relationships with our distribution partners will increase as revenues grow, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms. We also face competition from our Search Customers seeking to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

For additional information on our search services and revenue, see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report).

Tax Preparation Revenue Sources

The TaxACT tax preparation business that we acquired on January 31, 2012 generates its revenue through three primary methods: the sale of ancillary and upgrade services to users of its federal and state income tax preparation software and online services, the sale of state income tax preparation services, and the sale of its professional edition income tax preparation software to professional tax preparers. TaxACT's basic federal tax preparation software and services is "free for everyone", meaning that any taxpayer can use the services to file his or her federal income taxes without paying for upgraded services. This free offer differentiates TaxACT from many of its competitors, and offers a valuable marketing position. TaxACT generates revenue from a percentage of these "free" users who choose to upgrade to ancillary services and/or to file their state income tax returns, which are not free, with TaxACT. The ancillary services include, among other things, additional support, data archiving, a deferred payment option, and a bank card product. TaxACT's professional tax preparer software allows professional tax preparers to file individual returns for their clients. Revenue from professional tax preparers has historically constituted a relatively small percentage of TaxACT's overall revenue, and requires relatively modest incremental development costs as the basic software is substantially similar to the consumer-facing software and online service.

Research and Development

We believe that our technology is essential to expand and enhance our products and services and maintain their attractiveness and competitiveness. Research and development expenses were $4.1 million in 2011, $6.0 million in 2010, and $5.6 million in 2009. These amounts exclude any amounts spent by 2nd Story Software, Inc. (TaxACT) on research and development prior to its acquisition by InfoSpace.

Intellectual Property

Our success depends significantly upon our technology and intellectual property rights. To protect our rights and the value of our corporate brands and reputation, we rely on a combination of domain name registrations, confidentiality agreements with employees and third parties, protective contractual provisions, and laws regarding copyrights, patents, trademarks, and trade secrets. It is our policy to require employees and contractors to execute confidentiality and non-use agreements that prohibit the unauthorized disclosure and use of our confidential and proprietary information and, if applicable, that transfer to us any rights they may have in inventions and discoveries, including but not limited to trade secrets, copyrightable works, or patentable technologies that they may develop while under our employ. In addition, prior to entering into discussions with third parties regarding our business and technologies, we generally require that such parties enter into confidentiality and non-use agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements with distribution partners provides that we retain ownership of our intellectual property in our technologies and requires them to display our intellectual property ownership notices, as appropriate.

We hold multiple active trademark registrations in the United States and in various foreign countries, including some related to our new TaxACT business. We also have applied for registration of certain additional trademarks in the United States and in other countries, and will seek to register additional marks, as appropriate. We may not be successful in obtaining registration for these trademark applications or in maintaining the registration of existing marks. In addition, if we are unable to acquire and/or maintain domain names associated with those trademarks (for example, *www.taxact.com*, *www.dogpile.com*, *www.webcrawler.com*, *www.metacrawler.com*, and *www.infospace.com*), the value of our trademarks may be diminished.

We hold 8 U.S. patents. Our issued patents relate to online search, online advertisements, and location services, among others. We believe that the duration of the applicable patents is adequate relative to the expected lives of their impact on our services. We may initiate additional patent application activity in the future, but any such applications may not be issued, and, if issued, may be challenged or invalidated by third parties. In addition, issued patents may not provide us with any competitive advantages.

We may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, and failure to do so could weaken our competitive position and negatively impact our business and financial results. If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation, or stop marketing and licensing our products. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding protecting and enforcing intellectual property rights by us and third parties against us.

MetaCrawler License Agreement. We hold an exclusive, perpetual worldwide license, subject to certain limited exceptions, to the MetaCrawler intellectual property and related search technology from the University of Washington. This license may apply to certain technology currently used in some of our web search services.

Competition

We face intense competition in both the search and tax preparation markets. Many of our competitors or potential competitors in both industries have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater brand recognition, better access to vendors, or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in Search Customer and distribution partner requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. In addition, we may face increasing competition for market share from new startups, mobile providers, and social media sites and applications. If we are unable to match or exceed our competitors' marketing reach and customer service experience, our business may not be successful. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully in the search and tax preparation markets.

In the online search market, we face competition for various elements of our search business from multiple sources. In particular, Google, Yahoo!, and Bing (Microsoft) collectively control a significant majority of the consumer-facing online search market serviced by our owned and operated sites and those of our distribution partners. Each of these three companies provides search results to our search services in addition to competing for internet users. Our distribution partners also compete with us for internet users. We also compete with our Search Customers and other content providers for contracts with new and existing distribution partners. We believe that the primary competitive factors in the market for online search services are:

- the ability to continue to meet the evolving information, content, and service demands of Internet users and our distribution partners;
- the ability to offer our distribution partners competitive rates and comprehensive search and advertising content that they can effectively monetize;
- the cost-effectiveness, reliability, and security of the search applications and services;
- the ability to attract Internet users to search services in a cost effective way;
- the ability to provide programs or services, such as embedded search browsers, default search provider settings within the search browsers, or downloadable applications, that may displace competing search services; and
- the ability to develop innovative products and services that enhance the appearance and utility of search services, both to Internet users and to current and potential distribution partners.

Our TaxACT business operates in a very competitive marketplace. There are many competing software products and online services, including two competitors who have a significant percentage of the software and online service market: Intuit's TurboTax and H&R Block's products and services. TaxACT must also compete with alternate methods of tax preparation, including "pencil and paper" do-it-yourself return preparation by individual filers and storefront tax preparation services, including both local tax preparers and large chains such as Jackson Hewitt, Liberty, and H&R Block. Finally, TaxACT faces the risk that state or federal taxing agencies will offer software or systems to provide direct access for individual filers that will reduce the need for TaxACT's software and services. We believe that the primary competitive factors in the market for tax preparation software and services are:

- the ability to continue to offer software and services that have quality and ease-of-use that are compelling to consumers;
- the ability to market the software and services in a cost effective way;
- the ability to offer ancillary services that are attractive to users; and
- the ability to develop the software and services at a low enough cost to be able to offer them at a competitive price point.

Governmental Regulation

We face increasing governmental regulation in both our search and tax preparation businesses. U.S. and foreign governments have adopted or may in the future adopt, applicable laws and regulations addressing issues such as consumer protection, user privacy, security, pricing, age verification, content, taxation, copyrights and other intellectual property, distribution, advertising, and product and services quality. These or other laws or regulations that may be enacted in the future could have adverse effects on our business, including higher regulatory compliance costs, limitations on our ability to provide some services in some states or countries, and liabilities that might be incurred through lawsuits or regulatory penalties. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding the potential impact of governmental regulation on our operations and results.

Seasonality

Our search revenue for our owned and operated metasearch properties is affected by seasonal fluctuations in Internet usage, which generally declines in the summer months. Revenue from our tax preparation online service and software is highly seasonal, with the significant majority of its annual revenue earned in the first four months of our fiscal year.

Employees

As of March 5, 2012, we had 198 full-time employees, including our TaxACT employees. None of our employees are represented by a labor union and we consider employee relations to be positive. There is significant competition for qualified personnel in our industry, particularly for software development and other technical staff. We believe that our future success will depend in part on our continued ability to hire and retain qualified personnel.

Acquisitions and Dispositions

As noted above, on January 31, 2012, we acquired the TaxACT tax preparation business. On June 22, 2011, we sold our Mercantila e-commerce business. For further detail on our acquisition and disposition of these businesses, see the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7, of Part II of this report).

Company Internet Site and Availability of SEC Filings

Our corporate website is located at *www.infospaceinc.com.* We make available on that site, as soon as reasonably practicable, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments to those filings and other reports filed with or furnished to the U.S. Securities and Exchange Commission (the "***SEC***"). Our SEC filings, as well as our Code of Conduct and Ethics and other corporate governance documents, can be found in the Investor Relations section of our site and are available free of charge. Information on our website is not part of this Annual Report on Form 10-K. In addition, the SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Executive Officers of the Registrant

The following table sets forth certain information as of March 5, 2012 with respect to our executive officers:

Name	Age	Position
William J. Ruckelshaus	47	President, Chief Executive Officer, and Director
Eric M. Emans	38	Chief Financial Officer and Treasurer
Michael J. Glover	49	Vice President, Distribution and Business Development
JoAnn Z. Kintzel	46	President, 2nd Story Software, Inc. (TaxACT)
Travis J. McElfresh	41	Chief Technology Officer
Linda A. Schoemaker	48	General Counsel and Secretary

William J. Ruckelshaus became President and Chief Executive Officer of InfoSpace in November 2010 after serving as a director of InfoSpace since May 2007. Prior to joining InfoSpace, Mr. Ruckelshaus served variously as Chief Operating Officer and Chief Financial Officer of Audience Science, Inc. (formerly known as Revenue Science, Inc.), an Internet advertising technology and services company, from May 2006 to November 2010. From July 2002 to April 2006, he served as Senior Vice President, Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort. Mr. Ruckelshaus came to Expedia from Credit Suisse First Boston Technology Group, where he was a Director of Mergers & Acquisitions focusing on services, software, and Internet verticals. Mr. Ruckelshaus is a graduate of Princeton University and the University of Virginia Darden School of Business.

Eric M. Emans has served as InfoSpace's Chief Financial Officer and Treasurer since August 2011. Before accepting these roles, Mr. Emans had served as InfoSpace's Chief Accounting Officer, beginning in January 2008. Mr. Emans joined the Company as Corporate Controller in September 2006, but had previously held various positions at the Company from September 2003 to December 2005, including Manager, Revenue Assurance and Senior Manager, Finance. From December 2005 to September 2006, he served as Director, Mobile Operations, at Corbis Corporation, a provider of visual content and rights services. He began his career as an auditor at Deloitte & Touche LLP.

Michael J. Glover has served as InfoSpace's Vice President, Distribution and Business Development since October 2008. Mr. Glover has held various positions in Business Development since joining InfoSpace in October 2000. From April 2008 to September 2008, he served as Vice President, Business Development. From April 2006 to March 2008, he served as Senior Director, Business Development, after serving as Director, Business Development from June 2004 to April 2006. From January 2004 to June 2004, he served as Senior Manager, Business Development, after serving as Business Development Manager from October 2000 to December 2003.

JoAnn Kintzel is president of InfoSpace's subsidiary 2nd Story Software, Inc., operator of the TaxACT tax preparation software business. Ms. Kintzel has served as president of 2nd Story Software since June 2010, and upon the acquisition of 2nd Story Software by InfoSpace in January 2012, she became the principal operating executive of the TaxACT business. Prior to her appointment as President, Ms. Kintzel served as 2nd Story Software's Chief Financial Officer and Chief Operating Officer, beginning in 2006. Prior to 2nd Story Software, Ms. Kintzel worked at AEGON USA Investment Management, a global life insurance and investment provider, as Vice President, Assistant Controller, and Senior Accounting Manager. Ms. Kintzel has a Bachelor of Science degree in accounting and business administration from Mount Mercy College.

Travis J. McElfresh has served as InfoSpace's chief technology officer since September 2010. As previously announced, Mr. McElfresh's employment with InfoSpace will end on March 23, 2012. From December 2008 to June 2010, Mr. McElfresh served as chief technology officer / vice president of product and engineering at 1Cast.com, a news and video service platform startup. From October 2003 to November 2008, Mr. McElfresh was at MSNBC.com as Vice President of Technology overseeing all areas of product development, software engineering, and web operations.

Linda A. Schoemaker has served as InfoSpace's General Counsel and Secretary since June of 2011. Prior to joining InfoSpace, Ms. Schoemaker served as in-house counsel for Verdiem Corporation, a power management software company, from February 2009 to June 2011. Before Verdiem, she served as Senior Vice President, General Counsel, and Secretary for aQuantive, Inc., a digital marketing service and technology company, from February 2004 until its acquisition by Microsoft Corporation in August 2007. From December 2000 to February 2004, she served as Senior Vice President and General Counsel of Advanced Digital Information Corporation (ADIC), a manufacturer of tape libraries and storage management software. Before joining ADIC, Ms. Schoemaker was a partner in the law firm Perkins Coie LLP. Ms. Schoemaker is a graduate of Harvard University and the University of Michigan Law School.

ITEM 1A. Risk Factors

Most of our search revenue is attributable to Google and Yahoo!, and the loss of, or a payment dispute with, either of these Search Customers (or any future significant Search Customer) would harm our business and financial results.

We rely on our ability to acquire rights to content from third-party content providers, who we refer to as Search Customers, and our future success in our search business is highly dependent upon our ability to maintain and renew relationships with these Search Customers. Google and Yahoo! jointly accounted for over 95% of our total revenues in 2011, 2010, and 2009, with revenue from Google constituting the dominant majority of that amount, and we expect that concentration will continue for our search business. Google and Yahoo! compete with each other, and the way we do business with one of them may not be acceptable to the other, or to any of their competitors with whom we may also do business. Google and Yahoo! are also our competitors in search, and they have had relationships with some of our current and potential search distribution partners, and may, in the future, contract directly with some of our distribution partners to provide search services.

If Google, Yahoo!, or any future significant Search Customer were to substantially reduce or eliminate the content it provides to us or to our distribution partners, our business results could materially suffer to the extent we are unable to establish and maintain new Search Customer relationships, or expand our remaining Search Customer relationships, to replace the lost or disputed revenue. We recently extended our agreements with Yahoo! and Google. Our agreement with Yahoo! runs through December 31, 2013 and our agreement with Google runs through March 31, 2013, and may be extended until March 31, 2014 in our sole discretion, provided that we have not assigned this agreement to another party. The long-term operational and financial impact of any new and changed provisions in the recently renewed and revised Yahoo! and Google agreements are currently unknown. If these new or changed provisions result in a loss or reduction of our, or our distribution partners', ability to successfully attract Internet users or to display content or advertisements, our operations and financial performance could be materially impacted.

If a third-party content provider, including Yahoo! or Google, is unwilling to pay us amounts that it owes us, or if it disputes amounts it owes us or has previously paid to us for any reason (including for the reasons described in the risk factors below), our business and financial results could materially suffer to the extent we were unable to establish and maintain new Search Customer relationships, or expand our remaining Search Customer relationships, to replace the lost or disputed revenue. In addition, Yahoo! has entered into an agreement with Bing, under which Bing provides all of Yahoo!'s algorithmic search results and some of its paid search results. If Yahoo! cannot maintain an agreement with Bing on favorable terms, or if Bing is unable to adequately perform its obligations to Yahoo!, then Yahoo!'s ability to provide us with algorithmic and paid search results may be impaired, and our operations and financial performance may be materially impacted as a result.

Failure by us or our search distribution partners to comply with the guidelines promulgated by Google and Yahoo! relating to the use of content may cause that Search Customer to temporarily or permanently suspend the use of its content or terminate its agreement with us, or may require us to modify or terminate certain distribution relationships.

If we or our search distribution partners fail to meet the guidelines promulgated by Google or Yahoo! for the use of their content, we may not be able to continue to use their content or provide the content to such distribution partners. Our agreements with Google and Yahoo! give them the ability to suspend the use and the distribution of their content for non-compliance with their requirements and guidelines and, in the case of breaches of certain other provisions of their agreements, to terminate their agreements with us immediately, regardless of whether such breaches could be cured.

The terms of the Search Customer agreements with Google and Yahoo! and the related guidelines are subject to differing interpretations by the parties. Google and Yahoo! have in the past suspended, and may in the future, suspend their content provided to our websites or the websites of our distribution partners, without notice, when they believe that we or our distribution partners are not in compliance with their guidelines or are in breach of the terms of their agreements. During such suspension we will not receive any revenue from any property, ours or our distribution partners', affected by the suspended content, and the loss of such revenue could harm our business and financial results.

Additionally, as our business evolves, we expect that the guidelines of Google and Yahoo!, as well as the parties' interpretations of compliance, breach, and sufficient justification for suspension of use of content will change. Both Yahoo! and Google have recently changed their guidelines and requirements as part of our renegotiation of our agreements with them. These changes in the guidelines and any changes in the parties' interpretations of those guidelines may result in restrictions on our use of the Google and Yahoo! search services, and may require us to terminate our agreement with distribution partners or forego entering into agreements with distribution partners. The loss or reduction of content that we can use or make available to our distribution partners as a result of suspension, termination, or modification of distribution or Search Customer agreements, particularly our Google and Yahoo! agreements, could have a material adverse effect on our business and financial results.

A substantial portion of our search revenue is dependent on our relationships with a small number of distribution partners who distribute our search services, the loss of which could have a material adverse effect on our business and financial results.

We rely on our relationships with search distribution partners, including Internet service providers, web portals, and software application providers, for distribution of our search services. In 2011, 79% of our total revenues came from searches conducted by end users on the web properties of our search distribution partners. We generated approximately 47%, 35%, and 42% of our total revenues through relationships with our top five distribution partners in 2011, 2010, and 2009, respectively. There can be no assurance that these relationships will continue or will result in benefits to us that outweigh their cost. Moreover, as the proportion of our revenue generated by distribution partners has increased in previous quarters, we have experienced, and expect to continue to experience, less control and visibility over performance. One of our challenges is providing our distribution partners with relevant services at competitive prices in rapidly evolving markets. Distribution partners may create their own services or may seek to license services from our competitors or replace the services that we provide. Also, many of our distribution partners have limited operating histories and evolving business models that may prove unsuccessful even if our services are relevant and our prices competitive. If we are unable to maintain relationships with our distribution partners, our business and financial results could be materially adversely affected.

Our agreements with many of our distribution partners come up for renewal in 2012 and 2013. In addition, some of our distributors have the right to immediately terminate their agreements in the event of certain breaches. Such agreements may be terminated, may not be renewed, or may not be renewed on favorable terms, any of which could adversely impact our business and financial results. We anticipate that our distribution costs for our revenue sharing arrangements with our distribution partners will increase as revenue grows, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms.

In addition, competition continues for quality consumer traffic in the search market. Recently, we have experienced increased competition from our Search Customers as they seek to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms. Any difficulties that we experience with maintaining or strengthening our business relationships with our major distribution partners could have an adverse effect on our business and financial results.

If advertisers perceive that they are not receiving quality traffic to their sites through their paid-per-click advertisements, they may reduce or eliminate their advertising through the Internet. Further, if Google, Yahoo!, or other Search Customers perceive that they are not receiving quality traffic from our own websites or the web property of a distribution partner, they may reduce the fees they pay to us. Either of these factors could have a negative material impact on our business and financial results.

Most of our revenue from our search business is based on the number of paid clicks on commercial search results served on our owned and operated web properties or our distribution partners' web properties. Each time a user clicks on a commercial search result, the Search Customer that provided the commercial search result receives a fee from the advertiser who paid for the click and the Search Customer pays us a portion of that fee. If the click originated from one of our distribution partners' web properties, we share a portion of the fee we receive with such partner. If an advertiser receives what it perceives to be poor quality traffic, meaning that the advertiser's objectives are not met for a sufficient percentage of clicks for which it pays, the advertiser may reduce or eliminate its advertisements through the Search Customer that provided the commercial search result to us. This leads to a loss of revenue for our Search Customers and consequently fewer fees paid to us. Also, if a Search Customer perceives that the traffic originating from one of our web properties or the web property of a distribution partner is of poor quality, the Search Customer may discount the amount it charged all advertisers whose paid click advertisements appeared on such website or web property based on the amount of poor quality traffic the Search Customer deems to have been generated, and accordingly may reduce the fees it would have otherwise paid us. The Search Customer may also suspend or terminate our ability to provide its content through such websites or web properties if such activities are not modified to satisfy the Search Customer's concerns. The payment of fewer fees to us or the inability to provide content through such websites or web properties, particularly the content of Google and Yahoo!, could have a material negative effect on our business and financial results.

Poor quality traffic may be a result of invalid click activity. Such invalid click activity occurs, for example, when a person or automated click generation program clicks on a commercial search result to generate fees for the web property displaying the commercial search result rather than to view the webpage underlying the commercial search result. Some of this invalid click activity is referred to as "click fraud." When such invalid click activity is detected, the Search Customer may not charge the advertiser or may refund the fee paid by the advertiser for such invalid clicks. If the invalid click activity originated from one of our distribution partners' web properties or our owned and operated properties, such non-charge or refund of the fees paid by the advertisers in turn reduces the amount of fees the Search Customer pays us. The resulting loss of revenue, particularly with respect to Google or Yahoo! content, could harm our business and financial results.

Initiatives we undertake to improve the quality of the traffic that we send to our Search Customers may not be successful and, even if successful, may result in loss of revenue in a given reporting period. For example, during the first half of 2010, we removed certain traffic from some distribution partners in an effort to improve traffic quality, and these actions, while successful in improving traffic quality, had a material negative impact on our revenues for the first and second quarters of 2010.

Our financial and operating results will suffer if we are unsuccessful in integrating the TaxACT business or any future acquisitions. If we are successful in acquiring new businesses or technologies, they may not be complementary to our current operations or leverage our current infrastructure and operational experience.

The successful integration of newly-acquired or developed businesses or technologies, including TaxACT and any future acquisitions, into InfoSpace is critical for our success. If we are successful in identifying and acquiring targets, those targets may not be complementary to our current operations and may not leverage our existing infrastructure or operational experience. In addition, any acquisitions or developments of businesses or technologies may not prove successful. In the past, our financial results have suffered significantly due to impairment charges of goodwill and other intangible assets related to prior acquisitions. For example, our May

2010 purchase of the Mercantila business did not meet our expectations and, as a result, we sold that business for a loss in June 2011.

Acquisitions involve numerous other risks that could materially and adversely affect our results of operations or stock price, including:

- difficulties in assimilating the operations, products, technology, information systems and management, and other personnel of acquired companies that result in unanticipated costs, delays, or allocation of resources;
- the dilutive effect on earnings per share as a result of issuances of stock, as well as, incurring operating losses and the amortization of intangible assets for the acquired business;
- stock volatility due to the perceived value of the acquired business by investors;
- diverting management's attention from current operations and other business concerns, including potential strain on financial and managerial controls and reporting systems and procedures;
- disruption of our ongoing business or the ongoing acquired business, including impairment of existing relationships with our employees, distributors, suppliers, or customers or those of the acquired companies;
- diversion of capital from other uses;
- failing to achieve the anticipated benefits of the acquisitions in a timely manner, or at all;
- difficulties in acquiring foreign companies, including risks related to integrating operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries; and
- adverse outcome of litigation matters or other contingent liabilities assumed in or arising out of the acquisitions.

Developing or acquiring a business or technology, and then integrating it into InfoSpace, will be complex, time consuming, and expensive. For example, the successful integration of an acquisition requires, among other things, that we: retain key personnel; maintain and support preexisting supplier, distribution, and customer relationships; and integrate accounting and support functions. The complexity of the technologies and operations being integrated and, in the case of an acquisition, the disparate corporate cultures and/or industries being combined, may increase the difficulties of integrating an acquired technology or business. If our integration of acquired or internally developed technologies or businesses is not successful, we may experience adverse financial or competitive effects. Moreover, there can be no assurance that the short- or long-term value of any business or technology that we develop or acquire will be equal to the value of the cash and other consideration that we paid or expenses we incurred.

Our website and transaction management software, data center systems, or the systems of the third-party co-location facilities in which they are located could fail or become unavailable, which could harm our reputation, result in a loss of revenues and current or potential customers, and cause us to breach agreements with our partners.

Any system interruptions that result in the unavailability or unreliability of our websites, transaction processing systems, or network infrastructure could reduce our sales and impair our ability to properly process transactions. We use internally developed and third-party systems for our websites and certain aspects of transaction processing. Some of our systems are relatively new and untested, and thus may be subject to failure or unreliability. Any system unavailability or unreliability may cause unanticipated system disruptions, slower response times, degradation in customer satisfaction, additional expense, or delays in reporting accurate financial information.

Our data centers could be susceptible to damage or disruption, which could have a material adverse effect on our business. We provide our own data center services for our search business from two geographically diverse third-party co-location facilities. Although the two data centers provide some redundancy, not all of our systems and operations have backup redundancy. Our TaxACT business currently has one data center location and while there is redundancy and disaster recovery within that data center, there are no second-site redundancy or disaster recovery options. We are in the process of evaluating a second site and additional disaster recovery capability, and if the current data center suffers an interruption before such additional capabilities come on line, our TaxACT business will suffer, particularly if such interruption occurs during the "tax season" of January to April. Our systems and operations could be damaged or interrupted by fire, flood, earthquakes, or other natural disasters, power loss, telecommunications failure, Internet breakdown, break-in, or other events beyond our control. We could face significant damage as a result of these events, and our business interruption insurance may not be adequate to compensate us for all the losses that may occur. In addition, such third-party co-location facilities and data center systems use sophisticated equipment, infrastructure, and software that may contain bugs or suffer outages that could interrupt service. During the period in which service is unavailable, we will be unable or severely limited in our ability to generate revenues, and we may also be exposed to liability from those third parties to whom we provide services through our data centers. For these reasons, our business and financial results could be materially harmed if our systems and operations are damaged or interrupted, including if we are unable to develop, or if we or our third-party co-location facility providers are unable to successfully manage, the infrastructure necessary to meet current or future demands for reliability and scalability of our systems.

If the volume of traffic to our infrastructure increases substantially, we must respond in a timely fashion by expanding our systems, which may entail upgrading our technology, transaction processing systems, and network infrastructure. Our ability to support our expansion and upgrade requirements may be constrained due to our business demands or constraints of our third-party co-location facility providers. Due to the number of our customers and the services that we offer, we could experience periodic capacity constraints which may cause temporary unanticipated system disruptions, slower response times and lower levels of customer service, and limit our ability to develop, offer, or release new or enhanced products and services. Our business could be harmed if we are unable to accurately project the rate or timing of increases, if any, in the use of our services or we fail to expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner.

The security measures we have implemented to secure information we collect and store may be breached. Security breaches may pose risks to the uninterrupted operation of our systems and could cause us to breach agreements with our customers and distribution partners, expose us to mitigation costs, litigation, potential investigation and penalties by authorities, potential claims by persons whose information was disclosed, and damage our reputation.

Our networks or those from third parties that we use may be vulnerable to unauthorized access by hackers, rogue employees or contractors, or other persons, computer viruses, and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. Unauthorized access to, and abuse of, this information could result in significant harm to our business.

We collect and retain certain sensitive personal data. Our TaxACT business collects, uses, and retains large amounts of customer personal and financial information, including information regarding income, family members, credit cards, tax returns, bank accounts, social security numbers, and healthcare. As part of our search services, we receive, retain, and transmit certain personal information about our website visitors, using technology and networks provided by third parties to provide the security and authentication used to transmit confidential information, including payment information. Subscribers to some of our search services are required to provide information that may be considered to be personally identifiable or private information.

We are subject to laws, regulations, and industry rules, relating to the collection, use, and security of user data. We expect regulation in this area to increase. As a result of such new regulation, our current data protection policies and practices may not be sufficient and may require modification. The ability to execute transactions and the possession and use of personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require notification to customers or employees of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. As our business continues to expand to new industry segments that may be more highly regulated for privacy and data security, our compliance requirements and costs may increase. We have incurred—and may continue to incur—significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information may have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our servers, our software or third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, may harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. In addition, hackers develop and deploy viruses, worms and other malicious software programs that may attack our offerings. Although this is an industry-wide problem that affects software across platforms, it is increasingly affecting our offerings because hackers tend to focus their efforts on the more popular programs and offerings and we expect them to continue to do so. If hackers were able to circumvent our security measures, or if we were unable to detect an intrusion into our systems and contain such intrusion in a reasonable amount of time, we may lose personal information. Although we have commercially available network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, intrusion, loss or theft of personal information will not occur, which may harm our business, customer reputation and future financial results and may require us to expend significant resources to address these problems, including notification under data privacy regulations.

We may be subject to liability for our use or distribution of information that we gather or receive from third parties and indemnity protections or insurance coverage may be inadequate to cover such liability.

We obtain content and commerce information from third parties. When we distribute this information, we may be liable for the data that is contained in that content. This could subject us to legal liability for such things as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights, and product or service liability, among others. Laws or regulations of certain jurisdictions may also deem some content illegal, which may expose us to legal liability as well. We also gather personal information from users in order to provide personalized services. Gathering and processing this personal information may subject us to legal liability for, among other things, negligence, defamation, invasion of privacy, or product or service liability. We are also subject to laws and regulations, both in the United States and abroad, regarding the collection and use of end user information and search related data. If we do not comply with these laws and regulations, we may be exposed to legal liability.

Although the agreements by which we obtain content contain indemnity provisions, these provisions may not cover a particular claim or type of claim or the party giving the indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made against us. Any liability that we incur as a result of content we receive from third parties could harm our financial results.

The value of equity-based awards, including stock options, restricted stock units, and market stock units granted to employees may cease to provide sufficient incentive to retain our employees and to attract new talent.

Like many technology companies, we use stock options, restricted stock units, and other equity-based awards (such as market stock units, which are a form of share price performance-based restricted stock units granted under our 2011 long-term executive compensation plan) to recruit and retain senior level employees. With respect to those employees to whom we issue such equity-based awards, we face a significant challenge in retaining them if the value of equity-based awards in aggregate or individually is either not deemed by the employee to be substantial enough or deemed so substantial that the employee leaves after their equity-based awards vest. If our stock price does not increase significantly above the exercise prices of our options or does not increase significantly above the comparative index price for our market stock units, we may need to issue new equity-based awards in order to motivate and retain our executives. We may undertake or seek stockholder approval to undertake other equity-based programs to retain our employees, which may be viewed as dilutive to our stockholders or may increase our compensation costs. Additionally, there can be no assurance that any such programs, or any other incentive programs, we undertake will be successful in motivating and retaining our employees.

If we are unable to hire, retain, and motivate highly qualified employees, including our key employees, we may not be able to successfully manage our business.

Our future success depends on our ability to identify, attract, hire, retain, and motivate highly skilled management, technical, sales and marketing, and corporate development personnel. Qualified personnel with experience relevant to our businesses are scarce and competition to recruit them is intense. If we fail to successfully hire and retain a sufficient number of highly qualified employees, we may have difficulties in supporting or expanding our businesses. Realignments of resources, reductions in workforce, or other operational decisions have created and could continue to create an unstable work environment and may have a negative effect on our ability to hire, retain, and motivate employees.

Our business and operations are substantially dependent on the performance of our key employees, all of whom are employed on an at-will basis. We have experienced significant changes at our executive management level and we may experience more changes in the future. Changes of management or key employees may cause disruption to our operations, which may materially and adversely affect our business and financial results or delay achievement of our business objectives. In addition, if we lose the services of one or more key employees and are unable to recruit and retain a suitable successor(s), we may not be able to successfully and timely manage our business or achieve our business objectives. For example, the success of our search business is partially dependent on key personnel who have long-term relationships with our Search Customers and distribution partners. There can be no assurance that any retention program we initiate will be successful at retaining employees, including key employees.

Our stock price has been and is likely to continue to be highly volatile.

The trading price of our common stock has been highly volatile. Between January 1, 2010 and December 31, 2011, our stock price ranged from $6.69 to $11.82. On March 5, 2012, the closing price of our common stock was $12.03. Our stock price could decline or fluctuate wildly in response to many factors, including the other risks discussed in this Item 1A and the following, among others:

- actual or anticipated variations in quarterly and annual results of operations;
- announcements of significant acquisitions, dispositions, charges, changes in or loss of material contracts, new Search Customers, new distribution partner relationships, or other business developments by us, our Search Customers, distribution partners, or competitors;
- conditions or trends in the search services market;

- changes in general conditions in the U.S. and global economies or financial markets;
- announcements of technological innovations or new services by us or our competitors;
- changes in financial estimates or recommendations by securities analysts;
- net losses we may incur in any quarter or quarters;
- disclosures of any accounting issues, such as restatements or material weaknesses in internal control over financial reporting;
- equity issuances resulting in the dilution of stockholders;
- the adoption of new regulations or accounting standards; and
- announcements or publicity relating to litigation and similar matters.

In addition, the stock market in general, and the NASDAQ Global Select Market and the market for Internet and technology company securities in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors and general economic conditions may materially and adversely affect our stock price. Our stock has been subject to such price and volume fluctuations in the recent past. Often, class action litigation has been instituted against companies after periods of volatility in the overall market and in the price of such companies' stock. If such litigation were to be instituted against us, even if we were to prevail, it could result in substantial cost and diversion of management's attention and resources.

Existing cash and cash equivalents, short-term investments, and cash generated from operations may not be sufficient to meet our anticipated cash needs for working capital and capital expenditures.

Although we believe that existing cash and cash equivalents, short-term investments, and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, the underlying levels of revenues and expenses that we project may not prove to be accurate. In addition, we evaluate acquisitions of businesses, products, or technologies from time to time. Any such transactions, if completed, may use a significant portion of our cash balances and marketable investments. If we are unable to liquidate our investments when we need liquidity for acquisitions or business purposes, we may need to change or postpone such acquisitions or business purposes or find alternative financing for such acquisitions or business purposes, if available. We may seek additional funding through public or private financings or other arrangements prior to such time. Our ability to raise funds may be adversely affected by a number of factors, including factors beyond our control, such as economic conditions in markets in which we operate and from which we generate revenues, and increased uncertainty in the financial, capital, and credit markets. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable, or delayed in our ability, to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could harm our business.

Our financial results are likely to continue to fluctuate, which could cause our stock price to continue to be volatile or decline.

Our financial results have varied on a quarterly basis and are likely to continue to fluctuate in the future. These fluctuations could cause our stock price to be volatile or decline. Many factors could cause our quarterly results to fluctuate materially, including but not limited to:

- changes or potential changes in our relationships with Google or Yahoo! or future significant Search Customers, such as effects of changes to their requirements or guidelines or their measurement of the quality of traffic we send to their advertiser networks, and any resulting loss or reduction of content that we can use or make available to our distribution partners;

- the loss, termination, or reduction in scope of key distribution relationships in our search business, for example, as a result of distribution partners licensing content directly from content providers, or any suspension by our Search Customers (particularly Google and Yahoo!) of the right to use or distribute content on the web properties of our distribution partners;
- the inability of our TaxACT business to meet our expectations;
- the extreme seasonality of our TaxACT business and the resulting large quarterly fluctuation in our revenues;
- our strategic initiatives and our ability to implement those initiatives in a cost effective manner;
- the mix of search revenue generated by our owned and operated web properties versus our distribution partners' web properties (including the impact to our financial results from our acquisition of certain assets including web properties from Make The Web Better, a distribution partner, in April 2010);
- the mix of revenues generated by our search business versus other businesses we develop or acquire;
- our ability to attract and retain quality traffic for our search services;
- litigation expenses, including but not limited to settlement costs;
- expenses incurred in finding, negotiating, consummating, and integrating acquisitions;
- variable demand for our services, rapidly evolving technologies and markets, and consumer preferences;
- the effects of acquisitions by us, our Search Customers, or our distribution partners;
- increases in the costs or availability of content for our search services;
- additional restructuring charges we may incur in the future;
- the continuing impact of the economic downturn, which has in the past led to and may in the future lead to lower online advertising spend by advertisers, resulting in lower revenue per click for paid searches;
- new court rulings, or the adoption of new laws, rules, or regulations, that adversely affect our ability to acquire content and distribute our search services, that affect our ability to offer non-search products and services, or that otherwise increase our potential liability;
- impairment in the value of long-lived assets or the value of acquired assets, including goodwill, core technology, and acquired contracts and relationships;
- the effect of changes in accounting principles or in our accounting treatment of revenues or expenses; and
- the adoption of new regulations or accounting standards.

For these reasons, among others, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Furthermore, our fluctuating operating results may fall below the expectations of securities analysts or investors and financial results volatility could make us less attractive to investors, either of which could cause the trading price of our stock to decline.

If others claim that our services infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our services, engage in expensive and time-consuming litigation, or stop marketing and licensing our services.

Companies and individuals with rights relating to the Internet, software, and application services industries have frequently resorted to litigation regarding intellectual property rights. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights.

Third parties have in the past and may in the future make claims against us alleging infringement of copyrights, trademarks, trade secret rights, intellectual property or other proprietary rights, or alleging unfair competition or violations of privacy or publicity rights. Responding to any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our services, or require us to enter into royalty or licensing agreements. Our technology and intellectual property may not be able to withstand any third-party claims or rights against their use. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

We do not regularly conduct patent searches to determine whether the technology used in our services infringes patents held by third parties. Patent searches may not return every issued patent that may be deemed relevant to a particular product or service. It is therefore difficult to determine, with any level of certainty, whether a particular product or service may be construed as infringing a U.S. or foreign patent. Because patent applications in the United States are not immediately publicly disclosed, applications may have been filed by third parties that relate to our services that may not be discovered in a patent search. In addition, other companies, as well as research and academic institutions, have conducted research for many years in the search technology field, and this research could lead to the filing of further patent applications or affect filed applications.

If we were to discover that our services violated or potentially violated third-party proprietary rights, we might be required to obtain licenses that are costly or contain terms unfavorable to us, or expend substantial resources to reengineer those services so that they would not violate such third-party rights. Any reengineering effort may not be successful, and any such licenses may not be available on commercially reasonable terms, if at all. Any third-party infringement claims against us could result in costly litigation or liability and be time consuming to defend, divert management's attention and resources, cause product and service delays, or require us to enter into royalty and licensing agreements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thus weakening our competitive position and negatively impacting our business and financial results. We may have to litigate to enforce our intellectual property rights, which can be time consuming, expensive, and difficult to predict.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, or obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may obtain and use information, marks, or technology that we regard as proprietary, copy aspects of our services, or use similar marks or domain names. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights. Our intellectual property may be subject to even greater risk in foreign jurisdictions, as protection is not sought or obtained in every country in which our services and technology are available and it is often more difficult and costly to enforce our rights in foreign jurisdictions. Moreover, the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States and intellectual property developed for us by our employees or contractors in foreign jurisdictions may not be as protected as if created in the United States.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming, expensive, and difficult to predict.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire us, even if a change of control would be beneficial to our existing stockholders. For example, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. In addition, our certificate of incorporation and bylaws contain provisions that may discourage, delay, or prevent a third party from acquiring us without the consent of our board of directors, even if doing so would be beneficial to our stockholders. Provisions of our charter documents that could have an anti-takeover effect include:

- the classification of our board of directors into three groups so that directors serve staggered three-year terms, which may make it difficult for a potential acquirer to gain control of our board of directors;
- the requirement for supermajority approval by stockholders for certain business combinations;
- the ability of our board of directors to authorize the issuance of shares of undesignated preferred stock without a vote by stockholders;
- the ability of our board of directors to amend or repeal the bylaws;
- limitations on the removal of directors;
- limitations on stockholders' ability to call special stockholder meetings;
- advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- certain limited transfer restrictions in our charter and stockholder rights plan on our common stock designed to preserve our federal net operating loss carryforwards ("***NOLs***").

On July 19, 2002, our board of directors adopted a stockholder rights plan, pursuant to which we declared and paid a dividend of one right for each share of common stock held by stockholders of record as of August 9, 2002. Unless redeemed by us prior to the time the rights are exercised, upon the occurrence of certain events, the rights will entitle the holders of common stock (except the acquiring person, together with its affiliates and associates and certain transferees thereof, that becomes the beneficial owner of 15% or more of the common stock, whose rights will be null and void following a trigger event), to receive shares of our preferred stock, or shares of an acquiring entity. The security issuable upon exercise of one right approximates the value and voting rights of one share of common stock.

In addition, at our 2009 annual meeting, our stockholders approved an amendment to our certificate of incorporation that restricts any person or entity from attempting to transfer our stock, without prior permission from the Board of Directors, to the extent that such transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock, or (ii) increase the stock ownership percentage of any existing five-percent stockholder. This amendment provides that any transfer that violates its provisions shall be null and void and would require the purported transferee to, upon demand by the Company, transfer the shares that exceed the five percent limit to an agent designated by the Company for the purpose of conducting a sale of such excess shares. The stockholder rights plan and the amendment to the certificate of incorporation would make the acquisition of the Company more expensive to the acquirer and could significantly delay, discourage, or prevent third parties from acquiring the Company without the approval of our board of directors.

If there is a change in our ownership within the meaning of Section 382 of the Internal Revenue Code, our ability to use our NOLs may be severely limited or potentially eliminated.

As of December 31, 2011, we had NOLs of approximately $785.1 million that will expire over a ten to fifteen year period. If we were to have a change of ownership within the meaning of Section 382 of the Internal Revenue Code (defined as a cumulative change of 50 percentage points or more in the ownership positions of certain stockholders owning five percent or more of a company's common stock over a three-year rolling period), then under certain conditions, the amount of NOLs we could use in any one year could be limited to an amount equal to our market capitalization, net of substantial non-business assets, at the time of the ownership change multiplied by the federal long-term tax exempt rate. Our certificate of incorporation imposes certain limited transfer restrictions on our common stock that we expect will assist us in preventing a change of ownership and preserving our NOLs, but there can be no assurance that these restrictions will be sufficient. In addition, other restrictions on our ability to use the NOLs may be triggered by a merger or acquisition, depending on the structure of such a transaction. It is our intention to limit the potential impact of these restrictions, but there can be no guarantee that such efforts will be successful. If we are unable to use our NOLs before they expire, or if the use of this tax benefit is severely limited or eliminated, there could be a material reduction in the amount of after-tax income and cash flow from operations, and it could have an effect on our ability to engage in certain transactions.

Restructuring and streamlining our business, including implementing reductions in workforce, discretionary spending, and other expense reductions, may harm our business.

We have in the past and may in the future find it advisable to take measures to streamline operations and reduce expenses, including, without limitation, reducing our workforce or discontinuing products or businesses. Such measures may place significant strains on our management and employees, and could impair our development, marketing, sales, and customer support efforts. We may also incur liabilities from these measures, including liabilities from early termination or assignment of contracts, potential failure to meet obligations due to loss of employees or resources, and resulting litigation. Such effects from restructuring and streamlining could have a negative impact on our business and financial results.

Our TaxACT business incurred $100 million in debt as part of our acquisition of that business, and we may incur other debt in the future, which may adversely affect our financial condition and future financial results.

Our subsidiary, 2nd Story Software, Inc., operator of the TaxACT business, incurred $100 million in debt as part of our acquisition of that business. This debt is non-recourse debt that is guaranteed by InfoSpace's subsidiary, and 2nd Story's direct parent, TaxACT Holdings, and is not guaranteed by InfoSpace, Inc. This debt may adversely affect our financial condition and future financial results by, among other things:

- increasing TaxACT's vulnerability to downturns in our business, to competitive pressures, and to adverse economic and industry conditions;
- requiring the dedication of a portion of our expected cash from TaxACT's operations to service this indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions;
- requiring cash infusions from InfoSpace to the TaxACT business if TaxACT is unable to meet its debt obligations, and
- limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

This credit facility imposes restrictions on TaxACT, including restrictions on TaxACT's ability to create liens on its assets and on our ability to incur indebtedness, and require TaxACT to maintain compliance with specified financial ratios. TaxACT's ability to comply with these ratios may be affected by events beyond its control. In addition, this credit facility includes covenants, the breach of which may cause the outstanding indebtedness to be declared immediately due and payable. In addition, this debt, and our ability to repay it, may negatively impact our ability to obtain additional financing in the future and may affect the terms of any such financing.

We may be unable to compete successfully in the search market.

We face intense competition in the search market, which is extremely competitive and rapidly changing. Many of our competitors or potential competitors have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater brand recognition, better access to vendors, or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in Search Customer and distribution partner requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. Some of the companies we compete with in search are currently Search Customers of ours, the loss of any of which could harm our business. In addition, we may face increasing competition for search market share from new search startups, mobile search providers, and social media sites and applications. If we are unable to match or exceed our competitors' marketing reach and customer service experience, our business may not be successful. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully in the search market and, to the extent that these competitive factors apply to other markets that we pursue, in such other markets.

Additionally, our business and financial results could be adversely affected if our search distribution partners create their own services that compete or replace the services we provide or they acquire such services from other sources. We continue to experience increased competition from Search Customers seeking to enter into agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

Consolidation in the industries in which we operate could lead to increased competition and loss of customers.

The Internet search industry has experienced substantial consolidation. This consolidation may continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

- Search Customers could acquire or be acquired by one of our other Search Customers, enter into new business relationships with each other, and stop licensing content to us or gain additional negotiating leverage in their relationships with us;
- our search distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
- our search distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms.

Consolidation in the Internet industry could have a material adverse effect on our business and results of operations.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business, and create potential liability.

The growth and development of the Internet has led to new laws and regulations, as well as the application of existing laws to the Internet, in both the U.S. and foreign jurisdictions. Application of these laws can be unclear. For example, it is unclear how many existing laws regulating or requiring licenses for certain businesses (such as gambling, online auctions, distribution of pharmaceuticals, alcohol, tobacco, firearms, insurance, securities brokerage, or legal services) apply to search services, online advertising, and our business. The costs of complying or failure to comply with these laws and regulations could limit our ability to operate in our market (including limiting our ability to distribute our services; conduct targeted advertising; collect, use, or transfer user information; or comply with new data security requirements), expose us to compliance costs and substantial liability, and result in costly and time-consuming litigation. It is impossible to predict whether or when any new legislation may be adopted or existing legislation or regulatory requirements will be deemed applicable to us, any of which could materially and adversely affect our business.

Any failure by us to comply with our posted privacy policies, Federal Trade Commission ("***FTC***") requirements, or other privacy-related laws and regulations could result in proceedings by the FTC or others, including potential class action litigation, which could potentially have an adverse effect on our business, results of operations, and financial condition. For example, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy and data protection issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

The FTC has recommended that search engine providers delineate paid-ranking search results from non-paid results. To the extent that we are required to modify presentation of search results as a result of specific regulations or requirements that may be issued in the future by the FTC or other state or federal agencies or legislative bodies with respect to the nature of such delineation or other aspects of advertising in connection with search services, revenue from the affected search engines could be negatively impacted. Addressing these regulations may require us to develop additional technology or otherwise expend significant time and expense.

Due to the nature of the Internet, it is possible that the governments of states and foreign countries might attempt to regulate Internet transmissions, through data protection laws amongst others, or institute proceedings for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

Our search services may expose us to claims relating to how the content was obtained, distributed, or displayed.

Our search services link users, either directly through our own websites or indirectly through the web properties of our distribution partners, to third-party webpages and content in response to search queries and other requests. These services could expose us to legal liability from claims relating to such third-party content and sites, the manner in which these services are distributed and displayed by us or our distribution partners, or how the content provided by our Search Customers was obtained or provided by our Search Customers. Such claims could include the following: infringement of patent, copyright, trademark, trade secret, or other intellectual property or proprietary rights; violation of privacy and publicity rights; unfair competition; defamation; providing false or misleading information; obscenity; pornography; and illegal gambling. Regardless of the legal merits of any such claims, they could result in costly litigation, be time consuming to defend, and divert management's attention and resources. If there was a determination that we had violated third-party rights or applicable law, we could incur substantial monetary liability, be required to enter into costly royalty or licensing arrangements (if available), or be required to change our business practices. We may also have an obligation to indemnify and hold harmless certain of our Search Customers or distribution partners from damages they suffer for such violations under our contracts with them. Implementing measures to reduce our exposure to such claims could require us to expend substantial resources and limit the attractiveness of our services. As a result, these claims could result in material harm to our business.

In the past, there have been legal actions brought or threatened against distributors of downloadable applications deemed to be "adware" or "spyware." Additionally, certain bills are pending and some laws have been passed in certain jurisdictions setting forth requirements that must be met before a downloadable application is downloaded to an end user's computer. We provide downloadable applications to promote use of our search services for our owned and operated search services. Such applications may be considered adware. We also partner with some distribution partners that provide adware to their users if the partners adhere to our strict guidelines requiring them, among other things, to disclose to the user what the adware does and to obtain the consent of the user before the application is downloaded. The adware must also be easy to uninstall. We also review the downloadable application the partner proposes to use before we distribute our results to them. We also have the right to audit our partners and, if we find that they are not following our guidelines, we can terminate our agreement with them or cease providing content to that downloadable application. Some partners have not been able to meet the new guidelines imposed by us or some of our Search Customers, and we no longer provide the applicable content or any content, as the case may be, to such partners or certain of their downloadable applications. We work closely with some of our major Search Customers to try to identify potential distribution partners that do not meet our guidelines or are in breach of our distribution agreements and we work with our distribution partners to ensure they deliver quality traffic. However, there can be no assurance that the measures we implement to reduce our exposure to claims that certain ways in which the content is distributed violate legal requirements will be successful. Any claims against us as a result of violations of legal requirements or contractual obligations could result in material harm to our business.

We rely on the infrastructure of the Internet networks, over which we have no control and the failure of which could substantially undermine our operations.

Our success depends, in large part, on other companies maintaining the Internet system infrastructure. In particular, we rely on other companies to maintain a reliable network backbone that provides adequate speed, data capacity, and security and to develop services that enable reliable Internet access and services. As the Internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the Internet system infrastructure may be unable to support the demands placed on it, and the Internet's performance or reliability may suffer as a result of this continued growth. Some of the companies that we rely upon to maintain network infrastructure may lack sufficient capital to take the necessary steps to support such demands or their long-term operations. The failure of the Internet infrastructure would substantially undermine our operations and may have a material adverse effect on our business and financial results.

The tax preparation market is very competitive, and failure to effectively compete will adversely affect our financial results.

Our TaxACT business operates in a very competitive marketplace. There are many competing software products and online services, including two competitors who have a significant percentage of the software and online service market: Intuit's TurboTax and H&R Block's product and service. TaxACT must also compete with alternate methods of tax preparation, including "pencil and paper" do-it-yourself return preparation by individual filers and storefront tax preparation services, including both local tax preparers and large chains such as Jackson Hewitt and H&R Block. Finally, TaxACT faces the risk that state or federal taxing agencies will offer software or systems to provide direct access for individual filers that will reduce the need for TaxACT's software and services. Our financial results will suffer if we cannot continue to offer software and services that have quality and ease-of-use that are compelling to consumers; market the software and services in a cost effective way; offer ancillary services that are attractive to users; and develop the software and services at a low enough cost to be able to offer them at a competitive price point.

Future revenue growth depends upon our ability to adapt to technological change and successfully introduce new and enhanced products and services.

The online service and software industries are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. Our competitors offer new and enhanced products and services every year, and customer expectations change as a result. We must successfully innovate and develop new products and features to meet changing customer needs and expectations. We need to continue to develop our skills, tools, and capabilities to capitalize on existing and emerging technologies, which require us to devote significant resources.

The number of people who access products and services through devices other than personal computers, including mobile phones, smartphones, and handheld computers such as tablets, has increased dramatically in the past few years. We have limited experience to date in developing products and services for users of these alternative devices, and the versions of our products and services developed for these devices may not be compelling to users. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such offerings. If we are slow to develop products and technologies that are compatible with these alternative devices, of if our competitors are able to achieve those results more quickly than us, we will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business. In addition, such new products and services may not succeed in the marketplace, resulting in lost market share, wasted development costs, and damage to our brand.

The seasonality of our tax preparation business requires a precise development and release schedule and any delays or issues with accuracy or quality may damage our reputation and harm our future financial results.

Our tax preparation software and online service must be ready to launch in final form near the beginning of each calendar year to take advantage of the full tax season. We must update the code for our software and service each year to account for annual changes in tax laws and regulations. Delayed and unpredictable changes to federal and state tax laws and regulations can cause an already tight development cycle to become even more challenging. We must develop our code on a precise schedule that both incorporates all such changes and ensures that the software and service are accurate. If we are unable to meet this precise schedule and we launch our software and service late, we risk losing customers to our competitors. If we cannot develop our software with a high degree of accuracy and quality, we risk errors in the tax returns that are generated. Such errors could result in loss of reputation, lower customer retention, or legal fees and payouts related to the warranty on our software and service.

Business interruption or failure of our information technology and communication systems may impair the availability of our products and services, which may damage our reputation and harm our future financial results.

We are dependent on the continuing operation and availability of our information technology and communication systems and those of our external service providers. We do not have redundancy for our systems, many of our critical applications reside only in our sole internal data center, and our disaster recovery planning may not account for all eventualities. We are in the process of updating our data center capabilities and the supporting information technology infrastructure to meet our customers' expectations for continuous service availability. Any difficulties in upgrading these applications or infrastructure or failure of our systems or those of our service providers may result in interruptions in our service, which may reduce our revenues and profits, cause us to lose customers and damage our reputation. Any prolonged interruptions at any time may result in lost customers, additional refunds of customer charges, negative publicity and increased operating costs, any of which may significantly harm our business, financial condition, and results of operations. If we do not execute the transition to the new data centers in an effective manner, we may experience unplanned service disruptions or unforeseen increases in costs which may harm our operating results and our business. We do not maintain real-time back-up of all our data, and in the event of significant system disruption we may experience loss of data or processing capabilities, which may cause us to lose customers and may materially harm our reputation and our operating results.

Our business operations, data center, information technology, and communications systems are vulnerable to damage or interruption from natural disasters, human error, malicious attacks, fire, power loss, telecommunications failures, computer viruses, computer denial of service attacks, terrorist attacks and other events beyond our control. The majority of our research and development activities, our corporate headquarters, our principal information technology systems, and other critical business operations are located near major seismic faults. Our future financial results may be materially harmed in the event of a major natural or man-made disaster.

We rely on internal systems and external systems maintained by manufacturers, distributors and other service providers to take and fulfill customer orders, handle customer service requests and host certain online activities. Any interruption or failure of our internal or external systems may prevent us or our service providers from accepting and fulfilling customer orders or cause company and customer data to be unintentionally disclosed. Our continuing efforts to upgrade and expand our network security and other information systems as well as our high-availability capabilities may be costly, and problems with the design or implementation of system enhancements may harm our business and our results of operations.

Our hosting, collection, use, and retention of personal customer information and data create risk that may harm our business.

Our TaxACT business collects, uses, and retains large amounts of customer personal and financial information, including information regarding income, family members, credit cards, tax returns, bank accounts, social security numbers, and healthcare. Some of this personal customer information is held by third parties vendors that process certain transactions. In addition, as many of our products and services are Web-based, the amount of data we store for our users on our servers (including personal information) has been increasing and will continue to increase as we further evolve our businesses. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, individuals or third parties, including employees, contractors, temporary workers, vendors, business partners, or hackers, may be able to circumvent these security and business measures.

If we are unable to develop, manage and maintain critical third party business relationships, our business may be adversely affected.

Our growth is dependent on the strength of our business relationships and our ability to continue to develop, maintain, and leverage new and existing relationships. We rely on various third party partners, including software and service providers, suppliers, vendors, distributors, contractors, financial institutions, licensing partners, among others, in many areas of our business in order to deliver our offerings and operate our business. We also rely on third parties to support the operation of our business by maintaining our physical facilities, equipment, power systems, and infrastructure. In certain instances, these third party relationships are sole source or limited source relationships and can be difficult to replace or substitute depending on the level of integration of the third party's products or services into, or with, our offerings and/or the general availability of such third party's products and services. In addition, there may be few or no alternative third party providers or vendors in the market. The failure of third parties to provide acceptable and high quality products, services, and technologies or to update their products, services, and technologies may result in a disruption to our business operations and our customers, which may reduce our revenues and profits, cause us to lose customers and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner.

In particular, we have relationships with banks, credit unions or other financial institutions, both as customers and as suppliers of certain critical services we offer to our other customers. If any of these institutions fail, consolidate, stop providing certain services, or institute cost-cutting efforts, our results may suffer and we may be unable to offer those services to our customers.

We may be unable to effectively adapt to changing government regulations, which may harm our operating results.

The tax preparation business is heavily regulated and is subject to significant new and revised regulations. The application of these laws and regulations to our businesses is often unclear and compliance with these regulations may involve significant costs or require changes to our business practices that result in reduced revenue. Any changes that we may incur as a result of any such regulations may not be sustained over time depending on a number of factors, including market and industry reactions to such regulations. We are also required to comply with a variety of state revenue agency standards in order to successfully operate our tax preparation and electronic filing services. Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, may significantly increase the costs of providing those services to our customers and may prevent us from delivering a quality product to our customers in a timely manner.

In order to meet regulatory standards, we may be required to increase investment in compliance and auditing functions or new technologies. In addition, government authorities may enact other laws, rules or regulations that place new burdens or restrictions on our business or determine that our operations are directly subject to existing rules or regulations, such as requirements related to data collection, use, transmission, retention, processing and security, which may make our business more costly, less efficient or impossible to conduct, and may require us to modify our current or future products or services, which may harm our future financial results.

If we fail to process transactions effectively or fail to adequately protect against disputed or potential fraudulent activities, our revenue and earnings may be harmed.

Our TaxACT business processes a significant volume and dollar value of transactions on a daily basis. Due to the size and volume of transactions that we handle, effective processing systems and controls are essential to ensure that transactions are handled appropriately. Despite our efforts, it is possible that we may make errors or that fraudulent activity may affect our services. In addition to any direct damages and fines that any such problems may create, which may be substantial, a loss of confidence in our controls may seriously harm our business and damage our brand. The systems supporting our business are comprised of multiple technology platforms that are difficult to scale. If we are unable to effectively manage our systems and processes we may be unable to process customer data in an accurate, reliable, and timely manner, which may harm our business.

Unanticipated changes in income tax rates, deduction types, or the taxation structure may affect our future financial results.

Changes in the way that the state and federal governments structure their taxation regimes may affect our results. The introduction of a simplified or flattened taxation structure may make our services less necessary or attractive to individual filers. We also face risk from the possibility of increased complexity in taxation structures, which may encourage some of our customers to seek professional tax advice instead of using our software or services. In the event that such changes to tax structures causes us to lose market share, our results may suffer.

Our business depends on our strong reputation and the value of our brands.

Developing and maintaining awareness of our TaxACT and related brands is critical to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers. Adverse publicity (whether or not justified) relating to events or activities attributed to our TaxACT business, our employees, our vendors, or our partners may tarnish our reputation and reduce the value of our brands. Damage to our reputation and loss of brand equity may reduce demand for our products and services and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our principal corporate office is located in Bellevue, Washington. We provide data center services for our search operations from third-party co-location facilities located in Tukwila, Washington and Reston, Virginia. The headquarters and data center facility for our TaxACT business is in Cedar Rapids, Iowa. All of our facilities are leased. We believe our properties are suitable and adequate for our present and anticipated near-term needs.

ITEM 3. Legal Proceedings

See "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8, of Part II of this report) for information regarding legal proceedings.

ITEM 4. Mine Safety Disclosures

None.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "INSP." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2011:		
First Quarter	$ 8.89	$7.94
Second Quarter	$ 9.39	$8.31
Third Quarter	$ 9.81	$8.36
Fourth Quarter	$11.76	$8.04
Fiscal year ended December 31, 2010:		
First Quarter	$11.82	$9.08
Second Quarter	$11.34	$7.52
Third Quarter	$ 8.73	$6.69
Fourth Quarter	$ 9.18	$7.63

On March 5, 2012, the last reported sale price for our common stock on the NASDAQ Global Select Market was $12.03 per share.

Holders

As of March 5, 2012, there were 457 holders of record of our common stock. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

There were no dividends paid in 2010 or 2011. We currently intend to retain our earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Stock Performance Graph

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, and such information shall not be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Set forth below is a line graph comparing the cumulative total stockholder return of our common stock to the cumulative total return of (i) the NASDAQ Index and (ii) the NASDAQ Computer Index for the five-year period ending on December 31, 2011, in all cases assuming the full reinvestment of dividends.


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InfoSpace, Inc.
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NASDAQ Computer Index

ITEM 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements and notes thereto and other financial information included elsewhere in this report. The selected consolidated statements of operations data and the consolidated balance sheet data are derived from our audited consolidated financial statements.

	Years ended December 31,				
	2011 (1)	2010 (1)	2009 (1)	2008 (1)	2007 (1)(2)
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$228,813	$214,343	$207,646	$156,727	$140,537
Cost of sales	154,962	138,995	136,623	87,130	70,059
Gross profit	73,851	75,348	71,023	69,597	70,478
Expenses and other income:					
Engineering and technology	7,158	8,471	9,129	13,846	13,940
Sales and marketing	21,510	28,145	25,378	24,644	29,494
General and administrative	21,542	32,843	23,617	24,228	105,197
Depreciation	2,162	3,138	3,283	3,264	2,680
Restructuring (3)	—	—	—	17	9,590
Other, net	—	—	—	(1,897)	(3,248)
Loss on investments, net (4)	—	—	4,714	28,520	2,117
Other loss (income), net (5)	1,246	(15,247)	(2,682)	(7,149)	(18,226)
Total expenses and other income	53,618	57,350	63,439	85,473	141,544
Income (loss) from continuing operations before income taxes	20,233	17,998	7,584	(15,876)	(71,066)
Income tax benefit (expense) (5)(6)	11,288	(8,725)	(181)	(598)	(13,409)
Income (loss) from continuing operations	31,521	9,273	7,403	(16,474)	(84,475)
Discontinued operations (7):					
Loss from discontinued operations, net of taxes	(2,253)	(4,593)	—	(1,455)	(25,246)
Gain (loss) on sale of discontinued operations, net of taxes	(7,674)	—	—	(770)	131,454
Net income (loss)	$ 21,594	$ 4,680	$ 7,403	$ (18,699)	$ 21,733
Basic income (loss) per share:					
Income (loss) from continuing operations	$ 0.83	$ 0.26	$ 0.21	$ (0.48)	$ (2.59)
Loss from discontinued operations	(0.06)	(0.13)	—	(0.04)	(0.77)
Gain (loss) on sale of discontinued operations	(0.20)	—	—	(0.02)	4.03
Basic net income (loss) per share	$ 0.57	$ 0.13	$ 0.21	$ (0.54)	$ 0.67
Shares used in computing basic income (loss) per share	37,954	35,886	34,983	34,415	32,640
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.82	$ 0.25	$ 0.21	$ (0.48)	$ (2.59)
Loss from discontinued operations	(0.06)	(0.12)	—	(0.04)	(0.77)
Gain (loss) on sale of discontinued operations	(0.20)	—	—	(0.02)	4.03
Diluted net income (loss) per share	$ 0.56	$ 0.13	$ 0.21	$ (0.54)	$ 0.67
Shares used in computing diluted income (loss) per share	38,621	36,829	35,431	34,415	32,640

	As of December 31,				
	2011	2010	2009	2008	2007
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short-term and long-term investments	$293,551	$253,736	$226,397	$205,444	$574,817
Working capital	281,873	242,440	219,475	182,733	163,422
Total assets	395,139	352,720	322,216	291,133	671,424
Total stockholders' equity	355,105	301,771	279,835	262,324	266,050

Special dividend announced	Special dividend paid	Special dividend amount per share	Total dividends (in thousands)
May 2, 2007	May 28, 2007	$6.30	$208,203
November 14, 2007	January 8, 2008	$9.00	$299,296

(1) We expense the fair value of awards of equity instruments as stock-based compensation expense over the period in which the award vests. Operating expenses include stock-based compensation expense allocated as follows (in thousands):

	Years ended December 31,				
	2011	2010	2009	2008	2007
Cost of sales	$ 286	$ 461	$ 535	$ 1,043	$ 1,057
Engineering and technology	821	1,298	1,423	3,373	2,081
Sales and marketing	1,002	2,631	2,038	3,934	8,171
General and administrative	5,579	9,528	6,572	5,954	22,749
Restructuring	—	—	—	—	670
Discontinued operations	(159)	833	—	—	15,089
Total	$7,529	$14,751	$10,568	$14,304	$49,817

(2) In 2007, we recorded $56.2 million of employee expenses from continuing operations related to the cash distributions to shareholders. The expense was allocated as follows: $349,000 to cost of sales, $1.8 million to engineering and technology, $6.8 million to sales and marketing, and $47.3 million to general and administrative.

(3) In 2007, we recorded restructuring charges of $9.6 million, comprised of $8.0 million of employee separation costs, $831,000 of losses on contractual commitments, and $670,000 of stock-based compensation expense.

(4) In 2009, 2008, and 2007, we recorded other-than-temporary impairment charges of $5.4 million, $24.3 million, and $2.2 million, respectively, related to available-for-sale investments that we purchased for $40.4 million, became illiquid in 2007, and were sold for net proceeds of $9.2 million in 2009.

(5) In 2010, we recorded a $19.0 million net gain on a litigation settlement. The net gain allowed us to use a portion of our net operating loss carryforwards resulting in a net income tax expense of $6.6 million.

(6) In 2011, we recorded a reversal of $18.9 million of the valuation allowance related to our deferred tax assets. In 2007, we recorded a full valuation allowance related to our deferred tax assets.

(7) We completed the sale of our e-commerce business on June 22, 2011, and operating results of this business has been presented as discontinued operations for 2011 and 2010. We completed the sale of our directory business on October 31, 2007 and the sale of our mobile business on December 28, 2007. The operating results and gains (losses) from the sales of these businesses have been presented as discontinued operations for 2008 and 2007.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the Selected Consolidated Financial Data and our consolidated financial statements and notes thereto included elsewhere in this report.

Overview

InfoSpace's 2011 revenues were primarily generated by our search business. Using our metasearch technology and relationships with major search content providers, we offer web search products both directly to consumers and through our network of distribution partners. Our metasearch technology selects search results from several search engine content providers, including Google, Yahoo!, and Bing, among others, and aggregates, filters, and prioritizes the results. This combination provides a more relevant search results page and leverages the investments made by our Search Customers (as defined below) to continually improve the user experience. Revenue from our search business is primarily generated when end users of our services click on paid search results from our own branded websites or those of our distribution partners. These paid search results are provided to us by some of our search content providers, primarily Google and Yahoo!, who share the revenue generated by those paid clicks with us. We refer to those providers as our Search Customers.

Our search business consists of our owned and operated web properties and our distribution business, which provides search services to the web properties of our network of distribution partners. We use the term "properties" to refer to the methods used by end users to access our search services, which are typically websites and downloadable applications belonging to us or our distribution partners. Our owned and operated web properties such as *Dogpile.com*, *WebCrawler.com*, *MetaCrawler.com*, and *WebFetch.com*, offer search services directly to consumers. Our distribution business, which constitutes a growing percentage of our search business and contributed 79% of our revenue in 2011, provides search services through the web properties of distribution partners. Partner versions of our web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

We generate revenue when an end user of our services clicks on a paid search link provided by a Search Customer and displayed on one of our owned and operated web properties or on a distribution partner's web property. The Search Customer that provided the paid search link receives a fee from the advertiser who paid for the click and the Search Customer pays us a portion of that fee. If the click originated from one of our distribution partners' web properties, we share a portion of the fee we receive with such partner. Revenue is recognized in the period in which such paid clicks occur and is based on the amounts earned and remitted to us by our Search Customers for such clicks. Revenues from Google and Yahoo! jointly account for over 95% of our total revenues for both 2011 and 2010, with Google providing the dominant majority of that amount.

On April 1, 2010, we purchased assets consisting of web properties and licenses for content and technology from Make The Web Better, one of our search distribution partners. This purchase contributed $8.2 million (or 18%) to our search revenue generated through our owned and operated properties in 2011. In 2010, this purchase contributed $16.4 million (or 26%) to our search revenue generated through our owned and operated properties and, because Make The Web Better had been a distribution partner in 2010, there was a corresponding decrease of $9.4 million in distribution revenue from 2010 to 2011. As we anticipated at the time of this purchase, the revenue generated by the operation of the acquired Make The Web Better assets has steadily declined since we acquired them, as the end-user base of those assets continues to decrease, revenue will decline by 20% to 25% in each quarter when compared to the prior quarterly period.

Our ability to increase our revenue generated from distribution partners depends on growth in the revenues generated by our existing distribution partners' web properties and the addition of new distribution partners who can successfully generate revenue. Revenue from distribution partners may be affected by the quality of the search traffic provided by those distribution partners and in previous periods, revenue from certain distribution partners has been adversely affected by our determination that certain search traffic did not meet our minimum standards of quality or the guidelines of our Search Customers, who may require certain of our distribution partners to alter the tactics they use to acquire end-users. In an effort to drive quality traffic to our Search Customers, we continue to invest in research and development to expand the online search services we offer on our owned and operated web properties and those of our distribution partners.

In recent periods (excluding the revenue from the Make The Web Better purchased assets) we experienced an overall decline in revenue generated through our owned and operated properties. This trend is a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites. The impact of this trend is partially offset by higher fees earned from our Search Customers for these paid clicks. Our ability to increase our online search services revenue in our metasearch engine sites relies in part on our ability to attract end users to these properties and retain them by providing a satisfying search experience. Revenue from our metasearch engine sites (such as *Dogpile.com*) accounted for 56% and 53% of overall owned and operated revenue (excluding revenue from the Make The Web Better purchased assets) for 2011 and 2010, respectively. Further offsetting the impact of the overall negative trend is the revenue we are generating through our online direct marketing initiatives, which in the most recent two years has been higher than we have seen historically. Revenue growth for our online direct marketing initiatives is dependent on our ability execute to an expected return on our online direct marketing expenditures. Revenue from our online direct marketing initiatives accounted for 44% and 47% of owned and operated revenue (excluding revenue from the Make The Web Better purchased assets) for 2011 and 2010, respectively.

On January 31, 2012, we acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., operator of the TaxACT income tax preparation business for $287.5 million in cash, less certain transaction expenses, and subject to certain specified working capital adjustments. The TaxACT business consists of tax preparation software for individuals and professional tax preparers, an online tax preparation service for individuals, and ancillary data storage and financial services. Because InfoSpace did not own TaxACT in 2011, financial results for TaxACT are not covered in this Annual Report on Form 10-K. The TaxACT acquisition was funded from our cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn).

On May 10, 2010, we acquired certain assets from Mercantila, Inc., which became our Mercantila online retail business. On June 22, 2011, we sold our Mercantila e-commerce business to Zoo Stores, Inc. after our management determined that the long-term prospects for the financial performance of Mercantila were not meeting our expectations and that retaining the Mercantila business did not fit within our strategy. The results of operations from the Mercantila business are reflected as discontinued operations for all periods presented in this Annual Report on Form 10-K.

We are currently focused on the following areas: improving the search services offered to our distribution partners and through our owned and operated properties, maintaining our current distribution partners and adding new distribution partners, and seeking opportunities to use our resources to acquire and integrate new businesses and assets. Within our search business, engineering, operations, and product management personnel remain paramount to our ability to deliver high quality search services, enhance our current technology, and increase our distribution network. As a result, we expect to continue to invest in our workforce and research and development operations. Additionally, we may seek to use our cash and short-term available-for-sale investments to acquire businesses and other assets, including businesses that may not be related to search or tax preparation.

Overview of 2011 Operating Results

The following is an overview of our operating results for the year ended December 31, 2011 compared to the prior year. A more detailed discussion of our operating results, comparing our operating results for the years ended December 31, 2011, 2010, and 2009, is included under the heading "Historical Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations. Because InfoSpace did not own the TaxACT business until January 31, 2012, financial results for TaxACT are not included in our operating results for the years presented in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Several of our key operating financial measures for the years ended December 31, 2011 and 2010 in total dollars (in thousands) and as a percentage of segment revenue are presented below.

	Years ended December 31,			
	2011		2010	
Revenues	$228,813		$214,343	
		% of revenues		% of revenues
Gross profit	$ 73,851	32.2%	$ 75,348	35.2%
Net income	$ 21,594	9.4%	$ 4,680	2.2%
Adjusted EBITDA (1)	$ 36,623	16.0%	$ 32,462	15.1%
Search Revenue:				
Revenue from distribution partners	$181,553	79%	$146,919	69%
Revenue from existing distribution partners (launched prior to the then-current year)	$169,745	74%	$143,731	67%
Revenue from new distribution partners (launched during the then-current year)	$ 11,808	5%	$ 3,188	2%
Revenue from Make The Web Better – distribution partner	$ —	0%	$ 9,442	4%
Revenue from owned and operated properties	$ 46,800	20%	$ 63,384	30%
Revenue from online direct marketing initiatives on owned and operated web properties	$ 17,090	7%	$ 22,146	10%
Revenue from metasearch properties excluding Make The Web Better	$ 21,502	9%	$ 24,818	12%
Revenue from Make The Web Better – owned and operated	$ 8,208	4%	$ 16,420	8%

(1) Adjusted EBITDA is a non-GAAP measure, defined below in "Non-GAAP Financial Measures."

Search revenue excludes revenue from early-stage business initiatives, which was *de minimis* for 2011. Revenue increased from 2010 to 2011 due to growth in revenue from our distribution partners. This growth was partially offset by declining revenue from our owned and operated properties. We generated 47% and 35% of our search revenue through our top five distribution partners for 2011 and 2010, respectively. The web properties of our top five distribution partners for 2011 generated 32% of our search revenue for 2010.

The decrease in gross profit as a percent of search revenue, for 2011 as compared to 2010, was primarily due to an increase in revenue generated through the web properties of our distribution partners, with whom we share our search revenue, and a decrease in revenue generated through our owned and operated properties. We expect the trend of decreasing gross profit to continue, primarily driven by continued growth in the revenues generated by distribution partners.

The decrease in operating expenses, for 2011 as compared to 2010, was primarily due to a decrease of $4.1 million in online direct marketing expense associated with traffic acquisition, a decrease of $3.9 million in stock-based compensation primarily due to accelerating the vesting of equity awards to a departed executive in 2010, a decrease of $3.7 million in general and administrative legal and professional service fees, and a decrease of $4.1 million in executive severance pay.

In 2011 and 2010, we recorded expense in other loss (income), net, of $3.0 million and $5.0 million, respectively, to adjust the estimated earn-out payments to be made related to our acquisition of the Make The Web Better assets. In 2010, we received proceeds from the settlement of a shareholder derivative action against current and former officers and directors of the Company and recorded a net gain in other loss (income), net, of $19.0 million and income tax expense of $8.7 million, primarily related to the settlement.

Historical Results of Operations

Our net income for 2011 was $21.6 million and for the years 2011, 2010, and 2009 cumulative net income was $33.7 million.

The following table sets forth the historical results of our operations (in thousands and as percent of revenues).

	Years ended December 31,			Years ended December 31,		
	2011	2010	2009	2011	2010	2009
	(in thousands)			(as a percent of revenues)		
Total revenues	$228,813	$214,343	$207,646	100.0%	100.0%	100.0%
Total cost of sales	154,962	138,995	136,623	67.8	64.8	65.8
Gross profit	73,851	75,348	71,023	32.2	35.2	34.2
Operating expenses and other income:						
Engineering and technology	7,158	8,471	9,129	3.1	4.0	4.4
Sales and marketing	21,510	28,145	25,378	9.4	13.1	12.2
General and administrative	21,542	32,843	23,617	9.4	15.3	11.4
Depreciation	2,162	3,138	3,283	0.9	1.5	1.6
Loss on investments, net	—	—	4,714	0.0	0.0	2.3
Other loss (income), net	1,246	(15,247)	(2,682)	0.6	(7.1)	(1.3)
Total expenses and other loss (income)	53,618	57,350	63,439	23.4	26.8	30.6
Income from continuing operations before income taxes	20,233	17,998	7,584	8.8	8.4	3.6
Income tax benefit (expense)	11,288	(8,725)	(181)	4.9	(4.1)	—
Income from continuing operations	31,521	9,273	7,403	13.7	4.3	3.6
Loss from discontinued operations, net of taxes	(2,253)	(4,593)	—	(1.0)	(2.1)	0.0
Loss on sale of discontinued operations, net of taxes	(7,674)	—	—	(3.3)	0.0	0.0
Net income	$ 21,594	$ 4,680	$ 7,403	9.4%	2.2%	3.6%

Results of Operations for 2011, 2010, and 2009

Revenues. Revenues for the years ended December 31, 2011, 2010, and 2009 are presented below (in thousands):

	2011	Change	2010	Change	2009
Revenues	$228,813	$14,470	$214,343	$6,697	$207,646

The increase in revenues for 2011 as compared to 2010 was due to increases in revenue generated by our distribution partners, which was partially offset by a decline in revenue from our owned and operated web properties. Revenue from existing distribution partners increased in 2011 as compared to 2010 by $26.0 million and revenue from new distribution partners (launched during the year) in 2011 as compared to 2010 increased by $8.6 million, but these trends were offset by a decline of $9.4 million from existing distribution partner Make The Web Better as we acquired its search revenue generating assets on April 1, 2010.

The decrease of $16.6 million in revenue generated by our owned and operated properties for 2011 as compared to 2010 was primarily due to the operation of the acquired Make The Web Better assets, which generated $8.2 million of revenue as an owned and operated web property in 2011, down from $16.4 million in 2010. There was also a decrease in revenue of $5.1 million from our online direct marketing initiatives and an overall decline in revenue generated through our owned and operated metasearch engine sites, (excluding the revenue from the Make The Web Better purchased assets). This trend was a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites, partially offset by higher fees earned from our Search Customers for these paid clicks.

The increase in revenues for 2010 as compared to 2009 was due to increases in revenue from our owned and operated web properties and partially offset by a decline in revenue generated by our distribution partners. Revenue from existing distribution partners increased in 2010 as compared to 2009 by $6.0 million, but this trend was offset by a decline of $21.5 million from existing distribution partner Make The Web Better as we acquired its search revenue generating assets on April 1, 2010. Additionally, revenue from new distribution partners (launched during the year) in 2010 as compared to 2009 declined by $15.8 million.

The increase of $13.8 million in revenue generated by our owned and operated properties for 2010 as compared to 2009 was primarily due to the operation of the acquired Make The Web Better assets, which generated $16.4 million of revenue as an owned and operated web property in 2010, and revenue growth of $3.5 million from our online direct marketing initiatives. Partially offsetting such increases was an overall decline in revenue generated through our owned and operated metasearch engine sites, excluding the revenue from the Make The Web Better purchased assets. This trend was a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites, partially offset by higher fees earned from our Search Customers for these paid clicks.

For 2011, 80% of our search revenue was generated through our search distribution partners' web properties, compared to 70% and 76% of our search services revenue, respectively, generated through our search distribution partners' web properties in 2010 and 2009. During the first half of 2010, we discontinued the syndication of our search results to certain distribution partners who we deemed to be delivering low quality clicks. Those discontinuations had a material negative impact on our revenues for the first half of 2010. We expect that search services revenue from searches conducted by end users on sites of our distribution partners will continue to represent a significant portion of our online search services revenues for the foreseeable future.

In 2011, development-stage business initiatives represented less than 1% of total revenue.

Seasonality Our search revenue for owned and operated metasearch properties is affected by seasonal fluctuations in Internet usage, which generally declines in the summer months. Our tax preparation software and online service will be affected by seasonal fluctuations, with the significant majority of its annual revenue earned in the first four months of our fiscal year.

Cost of sales Cost of sales consists of distribution and content costs related to revenue sharing arrangements with our search distribution partners and usage-based content fees, amortization of acquired intangible assets, and certain costs associated with the operation of the data centers that serve our search business, which include personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense) and bandwidth costs, and depreciation. Additionally, cost of sales includes costs directly identifiable to our development-stage business initiatives. Cost of sales in total dollars (in thousands) and as a percentage of associated and total revenues for the years ended December 31, 2011, 2010, and 2009 are presented below:

	2011	Change	2010	Change	2009
Distribution and content	$143,880	$27,824	$116,056	$(9,546)	$125,602
Amortization of acquired intangible assets	2,595	(6,602)	9,197	9,086	111
Data center operations	5,780	(679)	6,459	336	6,123
Depreciation	2,699	(759)	3,458	(400)	3,858
Other	8	(3,817)	3,825	2,896	929
Total cost of sales	$154,962	$15,967	$138,995	$ 2,372	$136,623
Percentage of total revenues	67.8%		64.8%		65.8%

The dollar increase in cost of sales for 2011 as compared to 2010 is primarily due to the increase in revenue sharing expenses related to an increase in revenue generated through the web properties of our distribution partners, and was partially offset by the effect of no longer paying distribution expense for revenue generated by Make The Web Better's assets after we acquired them on April 1, 2010, by the decrease in the amortization of acquired intangible assets acquired from Make The Web Better, and by the decline in cost of sales for our Haggle business, which we suspended the operation of in 2010.

The dollar increase in cost of sales for 2010 as compared to 2009 is primarily due to the amortization of intangible assets acquired from Make The Web Better and the cost of sales for our Haggle business, classified in other cost of sales, partially offset by the decrease in revenue sharing expense resulting from our acquisition of Make The Web Better.

We anticipate that revenue sharing expenses paid to our distribution partners will increase in dollars if revenue increases through growth in existing arrangements with our distribution partners or we add new distribution partners or renew our contracts with our distribution partners at higher rates. We expect search revenue generated through our distribution partners' web properties to increase at a greater rate than revenue generated through our owned and operated web properties, and consequently expect that revenue sharing expenses with our distribution partners as a percentage of revenues will increase. As a result of our acquisition of assets from Make The Web Better in April 2010, we experienced a decrease in cost of sales as a percentage of revenues, and a corresponding increase in our gross profit percentage on our revenues. That effect has been declining as expected as the revenue has declined from the Make The Web Better assets. We expect that revenue from searches conducted by end users on sites of our distribution partners will become a greater portion of our search revenue.

Engineering and technology expenses. Engineering and technology expenses are associated with the research, development, support, and ongoing enhancements of our offerings, including personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), costs for temporary help and contractors to augment our staffing, software support and maintenance, and professional service fees. Engineering and technology expenses in total dollars (in thousands) and as a percentage of total revenues for the years ended December 31, 2011, 2010, and 2009 are presented below:

	2011	Change	2010	Change	2009
Engineering and technology expenses	$7,158	$(1,313)	$8,471	$(658)	$9,129
Percentage of total revenues	3.1%		4.0%		4.4%

The dollar decrease for 2011 as compared to 2010 was primarily attributable to decreases in stock-based compensation expense of $477,000 and software support and maintenance costs of $394,000.

The dollar decrease for 2010 compared to 2009 was primarily comprised of decreases of $567,000 in employee separation costs and a decrease of $374,000 in software support and maintenance. These decreases were partially offset by an increase of $440,000 in professional services costs.

Sales and marketing expenses. Sales and marketing expenses consist principally of personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), the cost of temporary help and contractors to augment our staffing, and marketing expenses associated with our owned and operated websites (which consist of agency fees, brand promotion expense, market research expense, and online direct marketing expense associated with traffic acquisition, including fees paid to search engines). Sales and marketing expenses in total dollars (in thousands) and as a percentage of total revenues for the years ended December 31, 2011, 2010, and 2009 are presented below:

	2011	Change	2010	Change	2009
Sales and marketing expenses	$21,510	$(6,635)	$28,145	$2,767	$25,378
Percentage of total revenues	9.4%		13.1%		12.2%

The dollar decrease for 2011 as compared to 2010 was primarily attributable to decreases of $4.1 million in advertising costs for our direct marketing initiatives associated with traffic acquisition, stock-based compensation expense of $1.6 million, and personnel-related costs, not including stock-based compensation expense and including costs for temporary help and contractors to augment our staffing, of $741,000.

The dollar increase for 2010 compared to 2009 was primarily attributable to an increase of $3.1 million in advertising costs for our direct marketing initiatives associated with traffic acquisition, and an increase of $592,000 in stock-based compensation expense. These increases were partially offset by a decrease of $358,000 in marketing research expenses and a decrease of $326,000 in public relations expense.

To the extent we achieve returns on marketing expenditures, we will continue to invest in our direct marketing initiatives to drive traffic to an owned and operated web property.

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), professional service fees (which include legal, audit, and tax fees), general business development and management expenses, occupancy and general office expenses, taxes, insurance expenses, and certain legal settlements. General and administrative expenses in total dollars (in thousands) and as a percentage of total revenues for the years ended December 31, 2011, 2010, and 2009 are presented below:

	2011	Change	2010	Change	2009
General and administrative expenses	$21,542	$(11,301)	$32,843	$9,226	$23,617
Percentage of total revenues	9.4%		15.3%		11.4%

Form 10-K

The dollar decrease for 2011 as compared to 2010 was primarily attributable to decreases in non-warrant-related stock-based compensation expense of $5.9 million, legal fees of $2.2 million, employee separation costs of $3.5 million, and professional service fees of $1.5 million. These decreases were partially offset by stock-based compensation expense of $1.9 million related to issuing a warrant to purchase our common stock and by an increase in personnel-related costs, not including stock-based compensation expense and including costs for temporary help and contractors to augment our staffing, of $438,000.

The dollar increase for 2010 compared to 2009 was primarily attributable to an increase of $3.5 million in employee separation costs, an increase of $3.0 million in stock-based compensation expense, an increase of

$770,000 in professional service fees, and an increase of $408,000 in business taxes. Additionally, in 2009 we received a $2.4 million one-time net business tax refund. These increases were partially offset by a decrease of $714,000 in personnel costs, exclusive of stock-based compensation expense and employee separation costs.

Depreciation. Depreciation of property and equipment includes depreciation of computers, software, office equipment and fixtures, and leasehold improvements that is not reclassified into cost of sales. Depreciation for the years ended December 31, 2011, 2010, and 2009 are presented below (in thousands):

	2011	Change	2010	Change	2009
Depreciation expenses	$2,162	$(976)	$3,138	$(145)	$3,283

The only material variances in depreciation expense for the periods presented above were decreases in the depreciation of capitalized internal software development costs for 2011 compared to 2010 of $535,000. There were no material variances between the depreciation expenses recorded in 2010 and 2009.

Loss on investments, net. Loss on investments, net is comprised of the following for 2009 (in thousands):

	2009
Other-than-temporary impairment of available-for-sale investments	$5,351
Gain on sale of available-for-sale investments	(637)
Loss on investments, net	$4,714

In 2011 and 2010, we did not record any gain or loss on investments.

In 2009, we determined that a portion of our auction rate securities ("***ARS***"), which we classified as long-term available-for-sale securities, was other-than-temporarily impaired, and we recorded a loss on investments of $5.4 million. Subsequently, we sold all of the investments originally purchased as ARS and recognized gains on the sales totaling $637,000.

Other loss (income), net. Other loss (income), net, primarily consists of litigation settlements, adjustments to the fair values of contingent liabilities related to business combinations, foreign currency exchange gains or losses, gains on contingency resolutions, interest income, and gains or losses on disposals of property and equipment. Other loss (income), net is comprised of the following for 2011, 2010, and 2009 (in thousands):

	2011	2010	2009
Litigation settlement gain	$ —	$(18,965)	$ —
Foreign currency exchange loss (gain), net	20	(1,335)	66
Interest income	(369)	(331)	(3,443)
Gain on contingency resolution	(1,500)	—	—
Increase in fair value of earn-out contingent liability	3,000	5,000	—
Loss on disposal of assets	46	1,014	642
Other	49	(630)	53
Other loss (income), net	$ 1,246	$(15,247)	$(2,682)

Other loss (income), net decreased in 2011 compared to 2010. The expense related to the increase in fair value of earn-out contingent liability for the periods presented above was to adjust the estimated contingent payments to be made related to our acquisition of the Make The Web Better assets and a gain of $1.5 million related to the resolution of a contingent liability recorded in 2011. Additionally in 2011, the financial performance of the operation of the Make The Web Better assets acquired in April 2010 was greater than expected; as a consequence, we estimated that the fair value of the related earn-out contingent consideration had increased and we recorded a charge of $3.0 million.

Other loss (income), net increased in 2010 compared to 2009 primarily due to a $19.0 million net gain on a litigation settlement and $1.4 million in recognition of foreign currency translation gains, primarily related to the sale or substantial liquidation of wholly-owned subsidiaries. Additionally in 2010, the financial performance of the operation of the Make The Web Better assets acquired in April 2010 was greater than expected; as a consequence, we estimated that the fair value of the related earn-out contingent consideration had increased and we recorded a charge of $5.0 million. Interest income decreased in 2010 compared to 2009 primarily due to a decline in interest rates.

Income tax expense (benefit). During 2011, we recorded an income tax benefit on continuing operations of $11.3 million. During 2010, and 2009, we recorded an income tax expense on continuing operations of $8.7 million, and $181,000, respectively. The 2011 income tax benefit of $11.3 million is primarily attributable to a $7.1 million tax expense from current year operations, a $675,000 tax expense from non-deductible compensation cost in connection with the warrant to purchase common stock granted to Cambridge Information Group I LLC, dated August 23, 2011 and a $19.3 million tax benefit for the change in the valuation allowance against the deferred tax assets. The 2010 income tax expense of $8.7 million is primarily attributable to a $6.3 million tax expense from current year operations and a $3.2 million tax expense for the net increase in the valuation allowance against the deferred tax assets. These expenses are partially offset by a $566,000 income tax benefit from the decrease in unrecognized tax benefits pertaining to state income taxes and a $516,000 tax benefit attributable to foreign exchange gains. During 2009, we impaired and sold our portfolio of ARS, which provided a net $6.9 million income tax benefit from the net reduction of its portion of the valuation allowance. Absent the effect of the ARS, our income tax expense would have been $7.1 million, which would be primarily attributable to $2.7 million from current year operations and an increase of $4.2 million in the valuation allowance against the deferred tax assets.

At December 31, 2011, we had gross temporary differences representing future tax deductions of $843.5 million, primarily comprised of $785.1 million of accumulated net operating loss carryforwards, which represent deferred tax assets. During 2011, we determined that it was more likely than not that we would realize $18.9 million of our deferred tax assets in the foreseeable future, and that it was not more likely than not that we would realize the balance of our deferred tax assets in the foreseeable future. Accordingly, we released the valuation allowance on a portion of our deferred tax assets, recognized a benefit to the income statement, and maintained a valuation allowance against the balance of our deferred tax assets. If, in the future, we determine that the realization of any additional portion of the deferred tax assets is more likely than not to be realized, we will record a benefit to the income statement or additional paid-in-capital, as appropriate.

Loss from discontinued operations and loss on sale of discontinued operations. On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc. The results of operations from the business are reflected in the Condensed Consolidated Financial Statements as discontinued operations for all periods presented. Revenue, loss before taxes, income tax benefit, and loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes, for the year ended December 31, 2011 is presented below (in thousands):

	Year ended December 31, 2011
Revenue from discontinued operations	$16,894
Loss from discontinued operations before taxes	$(3,506)
Income tax benefit	1,253
Loss from discontinued operations, net of taxes	$(2,253)
Loss on sale of discontinued operations, net of an income tax benefit of $5,092	$(7,674)

Loss from discontinued operations includes previously unallocated depreciation, amortization, stock-based compensation expense, income taxes, and other corporate expenses that were attributable to the e-commerce business.

Assets and liabilities from discontinued operations were $0 at December 31, 2011 and at December 31, 2010 consisted of the following (in thousands):

	Year ended December 31, 2010
Accounts receivable	$ 365
Other receivables	1,101
Prepaid expenses and other current assets	1,015
Property and equipment, net	166
Goodwill	12,413
Other intangible assets	1,101
Assets of discontinued operations	$16,161
Accounts payable	$ 4,540
Accrued expenses and other current liabilities	$ 3,237
Liabilities of discontinued operations	$ 7,777

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income, determined in accordance with GAAP, excluding the effects of discontinued operations (including loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes), income taxes, depreciation, amortization of intangible assets, stock-based compensation expense, and other loss (income), net (which includes such items as litigation settlements, adjustments to the fair values of contingent liabilities related to business combinations, gains on resolution of contingencies, interest income, foreign currency gains or losses, and gains or losses from the disposal of assets).

We believe that Adjusted EBITDA provides meaningful supplemental information regarding InfoSpace's performance by excluding certain expenses and gains that we believe are not indicative of our operating results. We use this non-GAAP financial measure for internal management purposes, when publicly providing guidance on possible future results, and as a means to evaluate period-to-period comparisons. We believe that Adjusted EBITDA is a common measure used by investors and analysts to evaluate our performance, that it provides a more complete understanding of the results of operations and trends affecting our business when viewed together with GAAP results, and that management and investors benefit from referring to this non-GAAP financial measure. Items excluded from Adjusted EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted EBITDA should be considered as a supplement to, and not as a substitute for or superior to, GAAP net income. Other companies may calculate Adjusted EBITDA differently, and therefore our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of our Adjusted EBITDA to net income, which we believe to be the most comparable GAAP measure, is presented for the years ended December 31, 2011, 2010, and 2009 below (in thousands):

	2011	2010	2009
Net income	$ 21,594	$ 4,680	$ 7,403
Discontinued operations	9,927	4,593	—
Depreciation and amortization of intangible assets	7,456	15,793	7,252
Stock-based compensation	7,688	13,918	10,568
Loss on investments, net	—	—	4,714
Other loss (income), net	1,246	(15,247)	(2,682)
Income tax expense (benefit)	(11,288)	8,725	181
Adjusted EBITDA	$ 36,623	$ 32,462	$27,436

We define non-GAAP income as income from continuing operations, determined in accordance with GAAP, excluding the effect of non-cash income taxes. Non-cash income tax expense represents a reduction to cash taxes payable associated with the utilization of deferred tax assets, which are primarily comprised of U.S. federal net operating losses.

We believe that excluding the non-cash portion of income tax expense from our GAAP income from continuing operations provides meaningful supplemental information to investors and analysts regarding our performance and the valuation of our business because of our ability to offset a substantial portion of our cash tax liabilities by using these deferred tax assets. The majority of these deferred tax assets will expire if unutilized in 2020. Non-GAAP net income should be evaluated in light of our financial results prepared in accordance with GAAP, and should be considered as a supplement to, and not as a substitute for or superior to, GAAP income from continuing operations. A reconciliation of our non-GAAP income from continuing operations to income from continuing operations, which we believe to be the most comparable GAAP measure, is presented for the years ended December 31, 2011, 2010, and 2009 below (in thousands):

	2011	2010	2009
Net income	$ 21,594	$ 4,680	$7,403
Discontinued operations	9,927	4,593	—
Income from continuing operations	31,521	9,273	7,403
Non-cash income tax expense (benefit) from continuing operations	(13,000)	8,530	792
Non-GAAP net income	18,521	17,803	8,195
Income from continuing operations - diluted	$ 0.82	$ 0.25	$ 0.21
Non-cash income taxes per share - diluted	(0.34)	0.23	0.02
Non-GAAP income per share - diluted	$ 0.48	$ 0.48	$ 0.23

Liquidity and Capital Resources

Cash, Cash Equivalents, and Short-Term Investments

Our principal source of liquidity is our cash and cash equivalents and short-term investments. As of December 31, 2011, we had cash and marketable investments of $293.6 million, consisting of cash and cash equivalents of $81.9 million and available-for-sale short-term investments of $211.7 million. We generally invest our excess cash in high quality marketable investments. These investments include securities issued by U.S. government agencies, commercial paper, certificates of deposit, money market funds, and taxable municipal bonds. All of our financial instrument investments held at December 31, 2011 have minimal default risk and short-term maturities. On January 31, 2012, we acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., operator of the TaxACT income tax preparation business for $287.5 million in cash, less certain transaction expenses, and subject to certain specified working capital adjustments. The TaxACT acquisition was funded from our cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn). The credit facility is secured by TaxACT's operations, which we may pay before its term is complete, depending on the cash generated by TaxACT's operations.

We plan to use our cash to fund operations, develop technology, advertise, market and distribute our products and services, and continue the enhancement of our network infrastructure. An important component of our strategy for future growth is to acquire technologies and businesses, and we plan to use our cash to acquire and integrate acceptable targets that we may identify. These targets may include businesses, products, or technologies unrelated to online search or income tax preparation. We may use a portion of our cash for special dividends or for common stock repurchases.

We believe that existing cash and cash equivalents, short-term investments, and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, the underlying levels of revenues and expenses that we project may not prove to be accurate. Our anticipated cash needs exclude any payments that may result from pending or future litigation matters. In addition, we evaluate acquisitions of businesses, products, or technologies from time to time. Any such transactions, if completed, may use a significant portion of our cash balances and marketable investments. If we are unable to liquidate our investments when we need liquidity for acquisitions or business purposes, we may need to change or postpone such acquisitions or business purposes or find alternative financing for such acquisitions or business purposes, if available. We may seek additional funding through public or private financings or other arrangements prior to such time. Our ability to raise funds may be adversely affected by a number of factors, including factors beyond our control, such as economic conditions in markets in which we operate and from which we generate revenues, and increased uncertainty in the financial, capital, and credit markets. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable, or delayed in our ability, to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could harm our business.

Contractual Obligations and Commitments

Our contractual obligations and commitments are as follows (in thousands):

	2012	2013	2014 and thereafter	Total
Operating lease commitments	$1,510	$257	$—	$1,767
Purchase commitments	1,369	736	—	2,105
Total	$2,879	$993	$—	$3,872

Operating lease commitments. We have entered into various non-cancelable operating lease agreements for our offices that run through 2013. We are committed to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the table above. Certain of these leases have escalating rent payment provisions and we recognize rent expense under such leases on a straight-line basis over the term of the lease.

Purchase commitments. Our purchase commitments are primarily comprised of non-cancelable service agreements for our data centers. Not included in the table above are purchase commitments of $418,000 due in 2012, which are reflected as liabilities on our Consolidated Balance Sheets.

We have pledged a portion of our cash as collateral for standby letters of credit and bank guaranties for certain of our property leases and banking arrangements. At December 31, 2011, the total amount of collateral pledged under these agreements was $3.6 million.

The above table does not reflect unrecognized tax benefits of approximately $816,000, the timing of which is uncertain. For additional discussion on unrecognized tax benefits see "Note 8: Income Taxes" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report).

Off-balance sheet arrangements. We have no off-balance sheet arrangements other than operating leases. We do not believe that these operating leases are material to our current or future financial position, results of operations, revenues or expenses, liquidity, capital expenditures or capital resources.

Cash Flows

Our net cash flows are comprised of the following for 2011, 2010, and 2009 (in thousands):

	2011	2010	2009
Net cash provided by operating activities	$ 25,263	$ 49,906	$30,000
Net cash provided (used) by investing activities	(115,473)	33,927	4,421
Net cash provided (used) by financing activities	23,256	206	(607)
Net cash used by discontinued operations	(6,794)	(12,144)	—
Net increase (decrease) in cash and cash equivalents	$ (73,748)	$ 71,895	$33,814

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists of net income offset by certain adjustments not affecting current-period cash flows and the effect of changes in our operating assets and liabilities.

Net cash provided by operating activities was $25.3 million in 2011, consisting of adjustments to net income not affecting cash to determine cash flows provided by operating activities of $28.1 million (primarily consisting of depreciation and amortization, stock-based compensation, increase in the fair value of an earn-out contingent liability, and loss on disposals of assets), cash provided by changes in our operating assets and liabilities of $27.2 million (consisting of decreases in accounts payable, other receivables, and in prepaid expenses and other current assets), and our net income of $21.6 million. Partially offsetting the increase were adjustments not affecting cash flows used by operating activities of $21.7 million (primarily consisting of deferred income taxes, excess tax benefits from stock-based award activity, a gain on the resolution of a contingent liability, and amortization of premium on investments) and cash used by changes in our operating assets and liabilities of $29.9 million (primarily consisting of decreases in accrued expenses and other current and long-term liabilities and increases in accounts receivable).

Net cash provided by operating activities was $49.9 million in 2010, consisting of adjustments to net income not affecting cash to determine cash flows provided by operating activities of $41.0 million (primarily consisting of depreciation and amortization, stock-based compensation, increase in the fair value of an earn-out contingent liability, loss on disposals of assets, and amortization of premium on investments), cash provided by changes in our operating assets and liabilities of $18.5 million (consisting of decreases in accounts receivable, increases in accrued expenses and other current and long-term liabilities, and decreases in other receivables and in prepaid expenses and other current assets), and our net income of $4.7 million. Partially offsetting the increase were adjustments not affecting cash flows used by operating activities of $10.6 million (primarily consisting of excess tax benefits from stock-based award activity, fair value of common stock retired relating to a litigation settlement, and the realized foreign currency translation gains) and cash used by changes in our operating assets and liabilities of $3.7 million (primarily consisting of decreases in accounts payable).

Net cash provided by operating activities was $30.0 million in 2009, consisting of adjustments to net income not affecting cash to determine cash flows provided by operating activities of $26.4 million (primarily consisting of stock-based compensation, depreciation and amortization, loss on investments, net, and loss on disposals of assets), cash provided by changes in our operating assets and liabilities of $12.7 million (consisting of increases in accrued expenses and other current and long-term liabilities and in accounts payable and decreases in other long-term assets), and our net income of $7.4 million. Partially offsetting the increase was cash used by changes in our operating assets and liabilities of $15.9 million (primarily consisting of increases in accounts receivable, notes and other receivables and in prepaid expenses and other current assets) and adjustments not affecting cash flows used by operating activities of $607,000, consisting of deferred income taxes.

Net Cash Provided (Used) by Investing Activities

Net cash provided (used) by investing activities primarily consists of transactions related to our investments, purchases of property and equipment, proceeds from the sale of certain assets, and cash used in business acquisitions.

Net cash used by investing activities was $115.5 million in 2011, primarily by the purchase of $336.8 million of marketable investments and $2.7 million of property and equipment purchases. Partially offsetting cash used by investing activities were the proceeds from the sale or maturity of marketable investments of $223.3 million.

Net cash provided by investing activities was $33.9 million in 2010, primarily from the proceeds from the sale or maturity of our marketable investments of $244.8 million and proceeds from the sale of assets of $307,000. Partially offsetting cash provided by investing activities were the purchase of $200.5 million of marketable investments, $8.0 million used for business acquisitions, and $2.9 million of property and equipment purchases.

Net cash provided by investing activities was $4.4 million in 2009, primarily from the proceeds from the sale or maturity of our marketable investments of $196.9 million and proceeds from the sale of assets of $623,000. Partially offsetting cash provided by investing activities were the purchase of $190.2 million of marketable investments, $2.4 million of property and equipment purchases, and $395,000 used for a business acquisition.

Net Cash Provided (Used) by Financing Activities

Net cash provided (used) by financing activities consists of proceeds from the issuance of stock through the exercise of stock options and our employee stock purchase plan, tax payments from shares withheld upon vesting of restricted stock units, repayments of capital lease obligations, excess tax benefits from stock-based award activity, and special dividends paid to our shareholders.

Net cash provided by financing activities in 2011 was $23.3 million, primarily from $17.4 million in proceeds from the exercise of stock options and the sale of shares through our employee stock purchase plan, $7.0 million in proceeds from the sale of common stock, and $1.3 million in excess tax benefits generated by stock-based award activity. Cash provided by financing activities was partially offset by $1.8 million in tax payments from shares withheld upon vesting of restricted stock units, and $423,000 of earn-out payments related to business acquisitions.

Net cash provided by financing activities in 2010 was $206,000, primarily from $7.0 million in excess tax benefits generated by stock-based award activity and proceeds of $2.5 million from the exercise of stock options and the sale of shares through our employee stock purchase plan. Cash provided by financing activities was partially offset by $4.6 million of earn-out payments related to business acquisitions, $4.2 million in tax payments from shares withheld upon vesting of restricted stock units, and $589,000 used for the repayment of capital lease obligations.

Net cash used by financing activities in 2009 was $607,000, primarily from $1.1 million in tax payments from shares withheld upon vesting of restricted stock units and $564,000 used for the repayment of capital lease obligations. Cash used by financing activities was partially offset by tax benefits generated by stock-based award activity of $607,000 and proceeds of $404,000 from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net Cash Used by Discontinued Operations

Net cash used by operating activities attributable to discontinued operations in 2011 was $6.8 million and in 2010 was $12.1 million.

Acquisitions

TaxACT. On January 31, 2012, we acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., operator of the TaxACT income tax preparation business for $287.5 million in cash, less certain transaction expenses, and subject to certain specified working capital adjustments. The TaxACT acquisition was funded from our cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn).

Mercantila. On May 10, 2010, we acquired certain assets from Mercantila, Inc., an internet e-commerce company, at a cost of $7.8 million in cash, plus $8.2 million in liabilities assumed, and sold our Mercantila operations to Zoo Stores, Inc. on June 22, 2011, for $250,000 upon completion of the sale, plus the Company received the right to receive additional consideration of up to $3.0 million contingent on liquidity or other events, which the Company recorded at a fair value of $0 as of June 30, 2011.

Make The Web Better. On April 1, 2010, we purchased assets consisting of web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites, for $13.0 million. The purchase consideration included an initial cash payment of $8.0 million, with up to $5.0 million in additional consideration payable in cash contingent on expected financial performance. The financial performance of the operation of the Make The Web Better assets in 2011 and 2010 was greater than was expected when the assets were acquired. As a consequence, our estimate of the fair value of the related contingent consideration increased to $13.0 million and we recorded charges of $3.0 million and $5.0 million to other loss (income), net in the years ended December 31, 2011 and 2010, respectively.

F-Four. On May 22, 2009, we acquired the membership interests of F-Four, LLC and the assets of its subsidiary, a provider of search engine optimization analytics software, for $1.3 million in stock and cash.

Critical Accounting Policies and Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the disclosures included elsewhere in this Annual Report on Form 10-K, is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies. In some cases, we could have reasonably used different accounting policies and estimates.

The Securities and Exchange Commission has defined a company's most critical accounting policies as the ones that are the most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. On an ongoing basis, we evaluate the estimates used, including those related to revenue recognition, cost of sales, impairment of goodwill, accounting for business combinations, stock-based compensation, and the valuation allowance for our deferred tax assets. We base our estimates on historical experience, current conditions, and on various other assumptions that we believe to be reasonable under the circumstances and, based on information available to us at that time, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identify and assess our accounting treatment with respect to commitments and contingencies. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions. We believe the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other accounting policies that involve the use of estimates, judgments, and assumptions and that are significant to understanding our results. For additional information see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report).

Revenue Recognition

Our revenues are generated primarily from our web search services. We generate search revenue when an end user of such services clicks on a paid search link provided by a Search Customer and displayed on one of our owned and operated web properties or displayed on a distribution partners' web property. The Search Customer that provided the paid search link receives a fee from the advertiser who paid for the click and the Search Customer pays us a portion of that fee.

For our transactions, we are the primary obligor, separately negotiate each revenue or unit pricing contract independent of any revenue sharing arrangements, and assume the credit risk for amounts invoiced to our Search Customers. For search services, we determine the paid search results, content, and information directed to our owned and operated web properties and our distribution partners' web properties through our metasearch technology. We earn revenue from our Search Customers by providing paid search results generated from our owned and operated properties and from our distribution partners' web properties based on separately negotiated and agreed-upon terms with each distribution partner. Consequently, we record revenue on a gross basis. Revenue is recognized in the period in which the services are provided (e.g., a paid search occurs) and is based on the amounts earned by and ultimately remitted to us.

Cost of Sales

We record the cost of sales when the related revenue is recognized. Cost of sales consists of costs related to revenue sharing arrangements with our distribution partners, certain costs associated with the operation of our data centers that serve our search business, including amortization of intangible assets, depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), bandwidth costs, and usage-based content fees.

Business Combinations and Intangible Assets Including Goodwill

We account for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. We evaluate the carrying value of our indefinite-lived intangible assets at least annually, and evaluate all intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation, and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Accounting for Goodwill

We test goodwill for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill might be impaired, and when we dispose of a portion of a reporting unit, we allocate the goodwill to the disposed and remaining portions of the reporting unit. On a quarterly basis, we assess whether business conditions, including material changes in the fair value of our outstanding common stock, indicate that our goodwill may not be recoverable.

We test for goodwill impairment at the reporting unit level. Significant judgments required to estimate the fair value of our reporting unit include estimating future cash flows, determining appropriate discount rates, application of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

Upon the sale of our Mercantila e-commerce business, in June 2011, we determined that we operated one reporting unit until December 31, 2011. We performed our annual impairment analysis of the goodwill on our balance sheet as of November 30, 2011, and we determined that there was no impairment as the fair value of our reporting unit substantially exceeded its carrying value. Our analysis took into consideration projections of future discounted cash flows for our reporting unit as well as EBITDA and revenues multiple comparisons with comparable publicly-held companies.

In the dynamic search industry, there is significant uncertainty about the future. Unforeseen events such as market disruptions and deterioration of the macroeconomic environment, or internal challenges such as reorganizations, employee and management turnover, operational cash flows, and other trends that could have material negative impacts on our key assumptions in determining fair values, could lead to a decision to impair goodwill in future periods.

At December 31, 2011, we had $44.8 million of goodwill on our balance sheet.

Stock-Based Compensation

We record stock-based compensation expense for equity-based awards granted, including stock options, restricted stock unit grants, market stock unit grants, and a warrant, over the service period of the equity-based award based on the fair value of the award at the date of grant. During 2011, 2010, and 2009, we recognized $7.7 million, $13.9 million, and $10.6 million, respectively, of stock-based compensation expense in continuing operations.

Calculating stock-based compensation expense relies upon certain assumptions, including the expected term of the stock-based awards, expected stock price volatility, expected interest rate, number and types of stock-based awards, and the pre-vesting forfeiture rate. If we use different assumptions due to changes in our business or other factors, our stock-based compensation expense could vary materially in the future.

Income Taxes

We account for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of the deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of our deferred tax assets.

During the fourth quarter of 2011, based on the weight of available evidence, we determined that it was more likely than not that we would realize $18.9 million of our deferred tax assets in the foreseeable future. Accordingly we released the valuation allowance against this portion of our deferred tax assets and retained the valuation allowance against the remainder at year end. During the year ended December 31, 2010, we provided a full valuation allowance against our net deferred tax assets.

Recent Accounting Pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB's Accounting Standards Codification. We consider the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and results of operations.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The standard does not change the items that must be reported in other comprehensive income, how such items are measured, or when they must be reclassified to net income. This standard is effective for us as of January 1, 2012. Because this ASU impacts presentation only, and we already present our other comprehensive income consistent with the June 2011 guidance, it will have no effect on our financial condition, results of operations, or cash flows.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is more than its carrying amount. If an entity determines that this is not the case, it is required to perform the currently prescribed two-step goodwill impairment test. We adopted the new guidance beginning October 1, 2011, and it had no material effect on our financial condition, results of operations, or cash flows.

Quarterly Results of Operations (Unaudited)

The following table presents a summary of our unaudited consolidated results of operations for the eight quarters ended December 31, 2011. In the second quarter of 2011, upon the sale of Mercantila, we changed the way our consolidated statement of operations is presented. The information for each of these quarters has been prepared on a basis consistent with our annual audited consolidated financial statements. You should read this information in conjunction with our consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands except per share data)							
Revenues	$61,773	$52,363	$50,524	$ 49,683	$51,650	$54,292	$56,257	$66,614
Cost of sales	43,559	33,414	31,868	30,154	32,674	36,579	38,755	46,954
Gross profit	18,214	18,949	18,656	19,529	18,976	17,713	17,502	19,660
Expenses and other income:								
Engineering and technology	1,906	2,540	2,197	1,828	1,664	1,784	1,806	1,904
Sales and marketing	6,482	7,314	7,305	7,044	6,967	4,902	4,888	4,753
General and administrative	6,755	6,751	9,213	10,124	5,160	4,970	6,513	4,899
Depreciation	820	814	804	700	662	552	475	473
Other loss (income), net	137	3,522	493	(19,399)	(75)	(107)	456	972
Total expenses and other income	16,100	20,941	20,012	297	14,378	12,101	14,138	13,001
Income (loss) from continuing operations before income taxes	2,114	(1,992)	(1,356)	19,232	4,598	5,612	3,364	6,659
Income tax benefit (expense)	(570)	538	(163)	(8,530)	(1,702)	(1,936)	(1,289)	16,215

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands except per share data)							
Income (loss) from continuing operations	1,544	(1,454)	(1,519)	10,702	2,896	3,676	2,075	22,874
Loss from discontinued operations, net of taxes	—	(912)	(2,029)	(1,652)	(1,573)	(8,354)	—	—
Net income (loss)	$ 1,544	$ (2,366)	$ (3,548)	$ 9,050	$ 1,323	$ (4,678)	$ 2,075	$22,874
Net income (loss) per share – Basic:								
Income (loss) from continuing operations	$ 0.04	$ (0.04)	$ (0.04)	$ 0.30	$ 0.08	$ 0.10	$ 0.05	$ 0.58
Loss from discontinued operations	—	(0.03)	(0.06)	(0.05)	(0.04)	(0.22)	—	—
Net income (loss) per share – Basic	$ 0.04	$ (0.07)	$ (0.10)	$ 0.25	$ 0.04	$ (0.12)	$ 0.05	$ 0.58
Weighted average shares outstanding used in computing basic income (loss) per share	35,466	35,751	35,969	36,196	36,339	37,422	38,568	39,448
Net income (loss) per share – Diluted:								
Income (loss) from continuing operations	$ 0.04	$ (0.04)	$ (0.04)	$ 0.29	$ 0.08	$ 0.10	$ 0.05	$ 0.57
Loss from discontinued operations	—	(0.03)	(0.06)	(0.04)	(0.04)	(0.22)	—	—
Net income (loss) per share – Diluted	$ 0.04	$ (0.07)	$ (0.10)	$ 0.25	$ 0.04	$ (0.12)	$ 0.05	$ 0.57
Weighted average shares outstanding used in computing diluted income (loss) per share	37,059	35,751	35,969	36,851	37,084	38,128	39,158	40,074

	March 31, 2010	June 30, 2010	September 30 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.5	63.8	63.1	60.7	63.3	67.4	68.9	70.5
Gross profit	29.5	36.2	36.9	39.3	36.7	32.6	31.1	29.5
Expenses and other income:								
Engineering and technology	3.1	4.8	4.3	3.7	3.2	3.3	3.2	2.9
Sales and marketing	10.5	14.0	14.5	14.2	13.5	9.0	8.7	7.1
General and administrative	11.0	12.9	18.2	20.4	10.0	9.2	11.6	7.4
Depreciation	1.3	1.6	1.6	1.4	1.3	1.0	0.8	0.7
Other loss (income), net	0.2	6.7	1.0	(39.1)	(0.1)	(0.2)	0.8	1.4
Total expenses and other income	26.1	40.0	39.6	0.6	27.9	22.3	25.1	19.5
Income (loss) from continuing operations before income taxes	3.4	(3.8)	(2.7)	38.7	8.8	10.3	6.0	10.0
Income tax benefit (expense)	(0.9)	1.0	(0.3)	(17.2)	(3.2)	(3.5)	(2.3)	24.3
Income (loss) from continuing operations	2.5	(2.8)	(3.0)	21.5	5.6	6.8	3.7	34.3
Loss from discontinued operations, net of taxes	—	(1.7)	(4.0)	(3.3)	(3.0)	(15.4)	—	—
Net income (loss)	2.5%	(4.5)%	(7.0)%	18.2%	2.6%	(8.6)%	3.7%	34.3%

Form 10-K

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in the market values of our debt investments and interest rates.

Financial market risk. We do not invest in financial instruments or their derivatives for trading or speculative purposes. By policy, we limit our credit exposure to any one issuer, other than securities issued by the U.S. federal government and its agencies, and do not have any derivative instruments in our investment portfolio. The three primary goals that guide our investment decisions, with the first being the most important, are: preserve capital, maintain ease of conversion into immediate liquidity, and achieve a rate of return over a predetermined benchmark. Our investment portfolio at December 31, 2011 included debt instruments issued by the U.S. federal government and its agencies, publicly-held corporations, and money market funds invested in securities issued by agencies of the U.S. federal government. Beginning in 2007, the global financial markets began to experience unusual and significant distress that peaked in 2008 and moderated in subsequent years. In 2007, certain auction rate securities that we purchased for $40.4 million became illiquid and experienced a severe decline in fair value before we liquidated those investments in 2009 for net cash proceeds of $9.2 million and realized a net loss on investments of $31.2 million. As of December 31, 2011, we invested exclusively in debt instruments with minimal default risk and maturity dates of less than one year from the end of any of our quarterly accounting periods. We consider the market value, default, and liquidity risks of our investments to be low at December 31, 2011.

Interest rate risk. As of December 31, 2011, all of the debt securities that we held were fixed-rate earning instruments that carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates. We may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. At December 31, 2011, our cash equivalent balances of $52.6 million were held in commercial paper and money market funds and our short-term investment balances of $211.7 million were held in U.S. government securities and commercial paper.

The following table provides information about our cash equivalent and marketable fixed-income securities, including principal cash flows for 2011 and thereafter and the related weighted average interest rates.

Principal amounts and weighted average interest rates by expected year of maturity as of December 31, 2011 are as follows (in thousands, except percentages):

	2012		2013 - 2016		Thereafter		Total		Fair Value
U.S. government securities	161,860	0.25%	—	—	—	—	161,860	0.25%	162,170
Commercial paper	69,500	0.15%	—	—	—	—	69,500	0.15%	69,484
Money market funds	32,637	0.02%	—	—	—	—	32,637	0.02%	32,637
Cash equivalents and marketable fixed-income securities	$263,997		$—		$—		$263,997		$264,291

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InfoSpace, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, on January 31, 2012, the Company acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., an operator of an income tax preparation business.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 9, 2012

INFOSPACE, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 81,897	$ 155,645
Short-term investments, available-for-sale	211,654	98,091
Accounts receivable, net of allowance of $10 and $15	25,019	19,189
Other receivables	542	1,185
Prepaid expenses and other current assets	1,958	2,163
Assets of discontinued operations	—	16,161
Total current assets	321,070	292,434
Property and equipment, net	5,277	7,304
Goodwill	44,815	44,815
Deferred tax asset, net	19,102	306
Other intangible assets, net	1,315	3,910
Other long-term assets	3,560	3,951
Total assets	$ 395,139	$ 352,720
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 28,947	$ 2,699
Accrued expenses and other current liabilities	10,250	39,518
Liabilities of discontinued operations	—	7,777
Total current liabilities	39,197	49,994
Long-term liabilities	837	955
Total liabilities	40,034	50,949
Commitments and contingencies (Note 7)	—	—
Stockholders' equity:		
Common stock, par value $.0001—authorized, 1,800,000,000 shares; issued and outstanding, 39,533,570 and 36,088,646 shares	4	4
Additional paid-in capital	1,353,971	1,322,265
Accumulated deficit	(998,902)	(1,020,496)
Accumulated other comprehensive income (loss)	32	(2)
Total stockholders' equity	355,105	301,771
Total liabilities and stockholders' equity	$ 395,139	$ 352,720

Form 10-K

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(amounts in thousands, except per share data)

	Years ended December 31,		
	2011	2010	2009
Revenues	$228,813	$214,343	$207,646
Cost of sales	154,962	138,995	136,623
Gross Profit	73,851	75,348	71,023
Expenses and other income:			
Engineering and technology	7,158	8,471	9,129
Sales and marketing	21,510	28,145	25,378
General and administrative	21,542	32,843	23,617
Depreciation	2,162	3,138	3,283
Loss on investments, net	—	—	4,714
Other loss (income), net	1,246	(15,247)	(2,682)
Total expenses and other loss (income)	53,618	57,350	63,439
Income from continuing operations before income taxes	20,233	17,998	7,584
Income tax benefit (expense)	11,288	(8,725)	(181)
Income from continuing operations	31,521	9,273	7,403
Discontinued operations:			
Loss from discontinued operations, net of taxes	(2,253)	(4,593)	—
Loss on sale of discontinued operations, net of taxes	(7,674)	—	—
Net income	$ 21,594	$ 4,680	$ 7,403
Income per share—Basic:			
Income from continuing operations	$ 0.83	$ 0.26	$ 0.21
Loss from discontinued operations	(0.06)	(0.13)	—
Loss on sale of discontinued operations	(0.20)	—	—
Basic net income per share	$ 0.57	$ 0.13	$ 0.21
Weighted average shares outstanding used in computing basic income per share	37,954	35,886	34,983
Income per share—Diluted:			
Income from continuing operations	$ 0.82	$ 0.25	$ 0.21
Loss from discontinued operations	(0.06)	(0.12)	—
Loss on sale of discontinued operations	(0.20)	—	—
Diluted net income per share	$ 0.56	$ 0.13	$ 0.21
Weighted average shares outstanding used in computing diluted income per share	38,621	36,829	35,431
Other comprehensive income:			
Net income	$ 21,594	$ 4,680	$ 7,403
Foreign currency translation adjustment	—	(74)	(108)
Reclassification adjustment for realized foreign currency gains, net, included in net income	—	(1,362)	—
Unrealized gain (loss) on investments, available-for-sale	34	94	(943)
Reclassification adjustment for other-than-temporary gains on investments, available-for-sale, included in net income	—	—	(335)
Cumulative tax effect on unrealized gain on investments, available-for-sale	—	—	186
Comprehensive income	$ 21,628	$ 3,338	$ 6,203

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2011, 2010, and 2009
(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, December 31, 2008	34,796	3	1,292,360	(1,032,579)	2,540	262,324
Common stock issued for stock options and restricted stock units	366	—	5	—	—	5
Common stock issued for employee stock purchase plan	61	—	399	—	—	399
Common stock issued for acquisition	230	1	809	—	—	810
Common stock retired	(62)	—	—	—	—	—
Unrealized loss on available-for-sale investments	—	—	—	—	(1,278)	(1,278)
Foreign currency translation adjustment	—	—	—	—	(108)	(108)
Tax effect of equity compensation	—	—	607	—	186	793
Stock-based compensation	—	—	10,838	—	—	10,838
Taxes paid on stock issued for equity awards	—	—	(1,351)	—	—	(1,351)
Net income	—	—	—	7,403	—	7,403
Balance, December 31, 2009	35,391	$ 4	$1,303,667	$(1,025,176)	$ 1,340	$279,835
Common stock issued for stock options and restricted stock units	962	—	2,191	—	—	2,191
Common stock issued for employee stock purchase plan	54	—	350	—	—	350
Common stock retired	(318)	—	(2,099)	—	—	(2,099)
Unrealized loss on available-for-sale investments	—	—	—	—	94	94
Foreign currency transaction adjustment	—	—	—	—	(74)	(74)
Foreign currency translation adjustment for disposition of foreign subsidiaries	—	—	—	—	(1,362)	(1,362)
Tax effect of equity compensation	—	—	7,032	—	—	7,032
Stock-based compensation	—	—	15,010	—	—	15,010
Taxes paid on stock issued for equity awards	—	—	(3,886)	—	—	(3,886)
Net income	—	—	—	4,680	—	4,680
Balance, December 31, 2010	36,089	$ 4	$1,322,265	$(1,020,496)	$ (2)	$301,771
Common stock issued for stock options and restricted stock units	2,627	—	17,121	—	—	17,121
Common stock issued for employee stock purchase plan	54	—	377	—	—	377
Sale of common stock	764	—	7,000	—	—	7,000
Unrealized loss on available-for-sale investments	—	—	—	—	34	34
Tax effect of equity compensation	—	—	1,260	—	—	1,260
Stock-based compensation	—	—	7,734	—	—	7,734
Taxes paid on stock issued for equity awards	—	—	(1,786)	—	—	(1,786)
Net income	—	—	—	21,594	—	21,594
Balance, December 31, 2011	39,534	$ 4	$1,353,971	$ (998,902)	$ 32	$355,105

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2011	2010	2009
Operating Activities:			
Net income	$ 21,594	$ 4,680	$ 7,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from discontinued operations	2,253	4,593	—
Loss on sale of discontinued operations	7,674	—	—
Stock-based compensation	5,756	13,918	10,568
Warrant-related stock-based compensation	1,932	—	—
Depreciation and amortization	7,456	15,793	7,252
Excess tax benefits from stock-based award activity	(1,260)	(7,032)	(607)
Earn-out contingent liability adjustments	3,000	5,000	—
Gain on resolution of contingent liability	(1,500)	—	—
Common stock retired relating to litigation settlement	—	(2,099)	—
Unrealized amortization of premium or accretion of discount on investments, net	(89)	365	206
Loss on disposal of assets, net	46	1,262	642
Foreign currency translation gains, net	—	(1,436)	—
Deferred income taxes	(18,870)	19	2,814
Loss on investments, net	—	—	4,714
Other	(28)	3	171
Cash provided (used) by changes in operating assets and liabilities:			
Accounts receivable	(5,734)	9,274	(13,043)
Notes and other receivables	643	1,852	(2,104)
Prepaid expenses and other current assets	284	636	(759)
Other long-term assets	(258)	(201)	712
Accounts payable	26,253	(3,506)	641
Accrued expenses and other current and long-term liabilities	(23,889)	6,785	11,390
Net cash provided by operating activities	25,263	49,906	30,000
Investing Activities:			
Business acquisitions, net of cash acquired	—	(8,000)	(395)
Purchases of property and equipment	(2,679)	(2,894)	(2,435)
Other long-term assets	649	230	(50)
Proceeds from sale of assets	—	307	623
Proceeds from sales of investments	63,166	52,801	9,202
Proceeds from maturities of investments	160,161	191,976	187,654
Purchases of investments	(336,770)	(200,493)	(190,178)
Net cash provided (used) by investing activities	(115,473)	33,927	4,421
Financing Activities:			
Excess tax benefits from stock-based award activity	1,260	7,032	607
Proceeds from stock option exercises	17,049	2,191	5
Proceeds from issuance of stock through employee stock purchase plan	377	350	399
Proceeds from sale of common stock	7,000	—	—
Repayment of capital lease obligation	(221)	(589)	(564)
Tax payments from shares withheld upon vesting of restricted stock units	(1,786)	(4,201)	(1,054)
Earn-out payments for business acquisitions	(423)	(4,577)	—
Net cash provided (used) by financing activities	23,256	206	(607)
Discontinued operations:			
Net cash used by operating activities of discontinued operations	(6,156)	(4,034)	—
Net cash used by investing activities of discontinued operations	(638)	(8,110)	—
Net cash used by discontinued operations	(6,794)	(12,144)	—
Net increase (decrease) in cash and cash equivalents	(73,748)	71,895	33,814
Cash and cash equivalents, beginning of period	155,645	83,750	49,936
Cash and cash equivalents, end of period	$ 81,897	$ 155,645	$ 83,750
Supplemental disclosure of non-cash investing activities:			
Liabilities assumed in purchase transaction	—	$ (8,231)	$ (56)
Stock issued in purchase transaction	—	—	809
Supplemental disclosure of non-cash financing activities:			
Contingent earn-out consideration from acquisition	$ (3,000)	$ (5,000)	$ —
Cash paid (received) for:			
Income tax expense (benefit) for continuing operations	$ 809	$ (364)	$ 34

See notes to consolidated financial statements.

Note 1: The Company and Basis of Presentation

Description of the business: InfoSpace, Inc. (the "***Company***" or "***InfoSpace***") primarily develops search tools and technologies that help consumers find content and information on the Internet. InfoSpace's search solutions enable Internet users to locate and view content, information, merchants, individuals, and products online. InfoSpace offers search services through its websites, such as Dogpile.com, WebCrawler.com, MetaCrawler.com, and WebFetch.com, as well as through the web properties of its distribution partners. Partner versions of the Company's web offerings are generally private-labeled and delivered in a customized manner that addresses the unique requirements of each distribution partner. Some content providers, such as Google and Yahoo!, pay the Company to distribute their content, and those providers are referred to as Search Customers.

On January 31, 2012, InfoSpace, Inc. acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., operator of the TaxACT income tax preparation business. However, because InfoSpace did not own TaxACT until 2012, financial results for TaxACT are not included in its consolidated financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, other than those associated with the TaxACT business. Intercompany accounts and transactions have been eliminated.

Basis of presentation: On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc., and the results of operations from the Mercantila business are reflected as discontinued operations for all periods presented.

Segments: Upon the sale of its Mercantila e-commerce business to Zoo Stores, Inc., the Company reverted to a single reporting unit structure, as it had been before the Mercantila acquisition. Beginning with the Quarterly Report on Form 10-Q for the first fiscal quarter of 2012, the Company intends to add one or more additional segments to reflect the acquisition of the TaxACT business.

The Company's Chief Executive Officer, who is its chief operating decision maker, reviews financial information presented on a consolidated basis accompanied by disaggregated information for certain measures such as revenue. This information is used for purposes of allocating resources and evaluating financial performance. The Company's operations are not organized into components below the consolidated unit level and operating results are not reported to the Chief Executive Officer for components below the consolidated unit level. Accordingly, the Company's management considers InfoSpace to have a single reporting segment.

Note 2: Summary of Significant Accounting Policies

Cash equivalents: The Company considers all highly liquid debt instruments with an original maturity of ninety days or less at date of acquisition to be cash equivalents, which are carried at fair value.

Accounts receivable: Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts.

Short-term investments: The Company principally invests its available cash in investment-grade debt instruments of corporate issuers and in debt instruments of the U.S. government and its agencies. All debt instruments with maturities greater than ninety days up to one year from the balance sheet date are considered short-term investments. The Company periodically evaluates whether the declines in fair value of its available-for-sale investments are other than temporary. As of December 31, 2011 and 2010, the Company's short-term investments are classified as available-for-sale and are reported at their fair value, with unrealized gains and temporary impairments reported in other comprehensive income, and other-than-temporary impairments or gains or losses on sale calculated using the specific identification method and reported in loss on investments, net in the Statement of Operations.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Data center servers	3 years
Internally developed software	15 months—3 years
Office equipment	7 years
Office furniture	7 years
Leasehold improvements	Shorter of lease term or economic life

The Company capitalizes certain internal use software development costs, consisting primarily of employee salaries and benefits allocated on a project or product basis. The Company capitalized $1.2 million, $1.0 million, and $1.1 million of internal-use software costs in the years ended December 31, 2011, 2010, and 2009, respectively.

Business combinations and intangible assets including goodwill: The Company accounts for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Valuation of goodwill and intangible assets: The Company evaluates goodwill and indefinite-lived intangible assets at least annually to determine whether there has been an impairment of the value of these assets and evaluates impairment whenever events or changes in circumstances, including material changes in the fair value of the Company's outstanding common stock, indicate that the carrying amount of the Company's assets might not be recoverable. The Company amortizes definite-lived intangible assets over their expected useful lives, and when events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable, the Company performs a test to determine whether the carrying amount of the asset or asset group tested is not recoverable and its carrying amount exceeds its fair value. Any impairment losses relating to goodwill or other intangible assets are recognized in the Statement of Operations.

Goodwill was $44.8 million as of January 1, 2010, and remained unchanged at $44.8 million at December 31, 2010 and 2011, respectively.

Other intangible assets consisted of the following (in thousands):

	December 31, 2011			December 31, 2010		
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net
Definite-lived intangible assets:						
Installed code base technology	$12,650	$(11,618)	$1,032	$12,650	$ (9,023)	$3,627
Core technology	1,085	(1,085)	—	1,085	(1,085)	—
Other	6,667	(6,667)	—	6,667	(6,667)	—
Total definite-lived intangible assets	20,402	(19,370)	1,032	20,402	(16,775)	3,627
Indefinite-lived intangible assets	283	—	283	283	—	283
Total	$20,685	$(19,370)	$1,315	$20,685	$(16,775)	$3,910

The following table provides information about expected amortization of definite-lived intangible assets held as of December 31, 2011 in future years is presented in the below table (in thousands):

	2012	2013	2014	Total
Expected future intangible asset amortization	$751	$218	$63	$1,032

The weighted average amortization period for definite-lived intangible assets is 36 months.

In the years ended December 31, 2011, 2010, and 2009, the Company conducted its annual impairment analyses for goodwill and indefinite-lived intangible assets as of November 30, 2011, 2010, and 2009 and determined that the carrying value of its goodwill and indefinite-lived intangible assets was not impaired. In 2009, the Company determined that it did not operate separate reporting units; therefore, the methodology used for the Company's 2009 annual impairment analyses was primarily based on a comparison of the balance of its stockholders' equity to the fair value of its outstanding common stock based on the Company's quoted stock price. In 2010, upon the acquisition of its E-Commerce business, the Company determined that it operated two reporting units, and the 2010 annual impairment analyses was based on a valuation using a combination of the Company's quoted stock price and projections of future discounted cash flows for each reporting unit. As of December 31, 2010 and at November 30, 2010, of the consolidated goodwill balance of $57.2 million, the Company had allocated $44.8 million to its Core and $12.4 million to its E-Commerce reporting units. The goodwill allocated to the E-Commerce reporting unit is presented as an asset in the net assets from discontinued operations on the consolidated balance sheet as of December 31, 2010. Upon the sale of the Company's e-commerce business, Mercantila, in June 2011, it determined that it operated one reporting unit until December 31, 2011, and the 2011 annual impairment analysis was based on a valuation using a combination of projections of future discounted cash flows and EBITDA and revenues multiple comparisons with comparable publicly-held companies.

Other investments: Included in other long-term assets are the Company's investment in equity investments of privately-held companies for business and strategic purposes. The Company currently holds equity securities and warrants to purchase equity securities in companies whose securities are not publicly traded. The Company's equity investments were carried at a fair value of $0 at December 31, 2011 and 2010.

Revenue recognition: The Company's revenues are generated primarily from its web search services. The Company generates search revenue when an end user of such services clicks on a paid search link provided by a

Search Customer and displayed on one of the Company's owned and operated web properties or displayed on a distribution partners' web property. The Search Customer that provided the paid search link receives a fee from the advertiser who paid for the click and the Search Customer pays the Company a portion of that fee.

For the Company's transactions, the Company is the primary obligor, separately negotiates each revenue or unit pricing contract independent of any revenue sharing arrangements, and assumes the credit risk for amounts invoiced to its Search Customers. For search services, the Company determines the paid search results, content, and information directed to its owned and operated websites and its distribution partners' web properties through its metasearch technology.

The Company earns revenue from its Search Customers by providing paid search results generated from its owned and operated web properties and from its distribution partners' web properties based on separately negotiated and agreed-upon terms with each distribution partner. Consequently, the Company records search services revenue on a gross basis. Revenue is recognized in the period in which the services are provided (e.g., a paid search occurs) and is based on the amounts earned by and ultimately remitted to the Company.

Cost of sales: The Company records the cost of sales when the related revenue is recognized. Cost of sales primarily consists of costs related to revenue sharing arrangements with the Company's distribution partners, amortization of acquired intangible assets, certain costs associated with the operation of the Company's data centers that serve its search business, including depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), usage-based content fees, and bandwidth costs. Additionally, cost of sales includes costs directly identifiable to the Company's development-stage business initiatives.

Engineering and technology expenses: Engineering and technology expenses are associated with the research, development, support, and ongoing enhancements of the Company's offerings, including personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), software support and maintenance, and professional service fees.

Sales and marketing expenses: Sales and marketing expenses consist primarily of marketing expenses associated with the Company's owned and operated web properties (which consist of traffic acquisition, including online direct marketing initiatives, which involve the purchase of online advertisements that drive traffic to an owned and operated website, agency fees, brand promotion expense, and market research expense), personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), the cost of temporary help and contractors to augment the Company's staffing. Costs for advertising are recorded as expense when the advertisement appears or electronic impressions are recorded. Advertising expense totaled $14.4 million, $18.5 million, and $15.4 million for the years ended December 31, 2011, 2010, and 2009, respectively.

General and administrative expenses: General and administrative expenses consist primarily of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), professional service fees (which include legal, audit, and tax fees), general business development and management expenses, occupancy and general office expenses, taxes, insurance expenses, and certain legal settlements.

Stock-based compensation: The Company measures and recognizes its compensation expense for all stock-based payment awards made to employees and directors, including stock option, restricted stock unit grants, and market stock unit grants and purchases of stock made pursuant to the Company's 1998 Employee Stock Purchase Plan (the "*ESPP*"), based on estimated fair values. Expense is recognized on a straight-line basis over the requisite vesting period for each separately vesting portion of the award adjusted for an estimated forfeiture rate.

To determine the stock-based compensation expense that was recognized with respect to restricted stock units ("*RSU*"), market stock units ("*MSU*"), (which are a form of share price performance-based restricted stock unit granted under the Company's 2011 long-term executive compensation plan), employee and non-employee director stock options, and the warrant issued to Cambridge Information Group I LLC ("*CIG*"), the Company used the fair value at date of grant for RSUs, the Monte Carlo valuation method for the MSU grants, and the Black-Scholes-Merton option-pricing model for stock option grants and the warrant. An option award to a non-employee was valued based upon the completion of a qualified business acquisition by the Company in 2012. For each of the above awards, the value of the portion that is ultimately expected to vest is recognized as expense over the requisite service periods in the accompanying consolidated financial statements for the years ended December 31, 2011, 2010, and 2009.

Employee benefit plan: The Company has a 401(k) savings plan covering its employees. Eligible employees may contribute through payroll deductions. The Company may match the employees' 401(k) contributions at the discretion of the Company's Board of Directors, and pursuant to a continuing resolution, in 2011, 2010, and 2009, the Company has matched a portion of the 401(k) contributions made by its employees. The amount contributed by the Company is equal to a maximum of 50% of employee contributions up to a maximum of 3% of an employee's salary. For the years ended December 31, 2011, 2010, and 2009, the Company contributed $288,000, $309,000, and $326,000, respectively, for employees.

Loss on investments, net: Loss on investments, net consists of other-than temporary impairments to the Company's investments in auction rate securities and a gain on sale of the auction rate securities and related securities.

Other loss (income), net: Other loss (income), net for the years ended December 31, 2011, 2010, and 2009, consists of the following (in thousands):

	Years ended December 31,		
	2011	2010	2009
Litigation settlement gain	$ —	$(18,965)	$ —
Foreign currency exchange loss (gain), net	20	(1,335)	66
Interest income	(369)	(331)	(3,443)
Gain on contingency resolution	(1,500)	—	—
Increase in fair value of earn-out contingent liability	3,000	5,000	—
Loss on disposal of property and equipment	46	1,014	642
Other	49	(630)	53
Other loss (income), net	$ 1,246	$(15,247)	$(2,682)

The financial performance of the operation of Make The Web Better, acquired on April 1, 2010, was greater than expected; as a consequence, the fair value of the related contingent consideration increased and additional charges of $3.0 million and $5.0 million were recorded in 2011 and 2010, respectively. In 2011, the Company recorded a gain of $1.5 million related to the resolution of a contingent liability. In 2010, the Company recognized $19.0 million of gain related to a litigation settlement and recorded $1.4 million in recognition of foreign currency translation gains, primarily related to the sale or substantial liquidation of wholly-owned subsidiaries. Interest income decreased in 2011 and 2010 from 2009 primarily due to a decline in interest rates.

Loss from discontinued operations and loss on sale of discontinued operations: On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc. The results of operations from the business are reflected as discontinued operations for all periods presented. Revenue, loss before taxes, income tax benefit, and loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes, for the years ended December 31, 2011 and 2010 are presented below (in thousands):

	Years ended December 31,	
	2011	2010
Revenue from discontinued operations	$16,894	$32,492
Loss from discontinued operations before taxes	$ (3,506)	$ (5,908)
Income tax benefit	1,253	1,315
Loss from discontinued operations, net of taxes	$ (2,253)	$ (4,593)
Loss on sale of discontinued operations, net of an income tax benefit of $5,092	$ (7,674)	$ —

Loss from discontinued operations includes previously unallocated depreciation, amortization, stock-based compensation expense, income taxes, and other corporate expenses that were attributable to the e-commerce business.

Net income per share: Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares outstanding plus the number of potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and warrants using the treasury stock method. Potentially dilutive shares are excluded from the computation of earnings per share if their effect is antidilutive including for periods of net loss.

The treasury stock method calculates the dilutive effect for stock options and warrants with an exercise price less than the average stock price during the period presented.

	Years ended December 31,		
In thousands	2011	2010	2009
Weighted average common shares outstanding, basic	37,954	35,886	34,983
Dilutive stock options, RSUs, MSUs, and warrant	667	943	448
Weighted average common shares outstanding, diluted	38,621	36,829	35,431
Antidilutive equity awards with an exercise price less than the average price during the applicable period excluded from dilutive share calculation	876	1,199	1,721
Outstanding equity awards with an exercise price more than the average price during the applicable period not included in dilutive share calculation	2,927	4,282	4,888

Other comprehensive income: Comprehensive income includes net income, plus items that are recorded directly to stockholders' equity, including foreign currency translation adjustments and the net change in unrealized gains and losses on cash equivalents, short-term and long-term investments. Included in the net change in unrealized gains and losses are realized gains or losses included in the determination of net income in the period realized. Amounts reclassified out of other comprehensive income into net income were determined on the basis of specific identification. Components of accumulated other comprehensive income included on the consolidated balance sheets at December 31, 2011 and 2010 consist of the following (in thousands):

	Years ended December 31,	
	2011	2010
Unrealized gain (loss) on available-for-sale investments	$32	$(2)

Foreign currencies: Foreign subsidiary financial statements are denominated in foreign currencies and are translated at the exchange rate on the balance sheet date. Realized gains and losses on foreign currency transactions are included in other loss (income), net. In 2010, substantially all of InfoSpace's foreign subsidiaries were sold or liquidated.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables. These instruments are generally unsecured and uninsured. The Company places its cash equivalents and investments with major financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from Search Customers primarily located in the United States operating in a variety of industries and geographic areas. The Company performs ongoing credit evaluations of its Search Customers and maintains allowances for potential credit losses.

Revenue concentration: The Company derives a significant portion of its revenues from a small number of Search Customers. Revenues from the top two Search Customers of the Company represented 95% or more of total revenues in each of the years ended December 31, 2011, 2010, and 2009, respectively. At December 31, 2011 and 2010, these two Search Customers each accounted for more than 10% of the accounts receivable balance.

Geographic revenue information, as determined by the location of the customer, is presented below (in thousands):

	Years ended December 31,		
	2011	2010	2009
United States	$226,229	$209,029	$204,750
International	2,584	5,314	2,896
Total	$228,813	$214,343	$207,646

Fair value of financial instruments: The Company does not measure the fair value of any financial instrument other than cash equivalents, available-for-sale investments, warrants, and its investment in a privately-held company. The carrying values of other financial instruments (accounts receivable, notes and other receivables, and accounts payable), other current assets and accrued expenses, and other current liabilities are not recorded at fair value but approximate fair values primarily due to their short-term nature.

If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to the Company's Level 2 investments such as corporate notes and bonds, agency securities, and money market funds. Level 3 investments are valued using internally developed models with unobservable inputs. The Company has not held any Level 3 investments since 2009.

The Company's investments are priced by its broker and are Level 2 investments because the broker prices these investments based on similar assets without applying significant adjustments. In addition, all of the Company's broker-priced investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments.

Income taxes: The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including the recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of the Company's deferred tax assets.

During the year ended December 31, 2011, based on the weight of available evidence, the Company determined that it was more likely than not that it would realize $18.9 million of its deferred tax assets in the foreseeable future. Accordingly the Company released the valuation allowance against this portion of its deferred tax assets and retained the valuation allowance against the remainder at year end. During the year ended December 31, 2010, the Company provided a full valuation allowance against its net deferred tax assets.

Lease accounting: The Company leases office space and computer equipment used in its data centers. These leases are classified as either capital leases or operating leases, as appropriate. The amortization of assets under capital leases is included in depreciation expense. For the years ended December 31, 2011, 2010, and 2009, $188,000, $537,000, and $535,000, respectively, of amortization for assets acquired under capital leases was included in depreciation expense.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("***GAAP***") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include those used for impairment of goodwill and other intangible assets, useful lives of other intangible assets, purchase accounting, valuation of investments and other-than-temporary impairment of investments, revenue recognition, the estimated allowance for sales returns and doubtful accounts, internally developed software, accrued contingencies, stock option valuation, and valuation allowance for deferred tax assets. Actual amounts may differ from estimates.

Recent accounting pronouncements: Changes to GAAP are established by the Financial Accounting Standards Board ("***FASB***") in the form of accounting standards updates ("***ASUs***") to the FASB's Accounting Standards Codification. The Company considers the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company's consolidated financial position and results of operations.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The standard does not change the items that must be reported in other comprehensive income, how such items are measured, or when they must be reclassified to net income. This standard is effective for the Company as of January 1, 2012. Because this ASU impacts presentation only, and the Company already presents its other comprehensive income consistent with the June 2011 guidance, it will have no effect on the Company's financial condition, results of operations, or cash flows.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is more than its carrying amount. If an entity determines that this is not the case, it is required to perform the currently prescribed two-step goodwill impairment test. The Company adopted the new guidance beginning October 1, 2011, and it had no material effect on the Company's financial condition, results of operations, or cash flows.

Note 3: Balance Sheet Components

Short-term investments classified as available-for-sale at December 31, 2011 and 2010 consisted of the following, stated at fair value (in thousands):

	December 31,	
	2011	2010
U.S. government securities	$162,170	$90,850
Taxable municipal bonds	—	7,241
Commercial paper	49,484	—
Total short-term investments available-for-sale	$211,654	$98,091

Maturity information was as follows for investments classified as available-for-sale at December 31, 2011 (in thousands):

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Within one year	$211,622	$ 34	$ (2)	$211,654
Greater than one year	—	—	—	—
Total	$211,622	$ 34	$ (2)	$211,654

At December 31, 2010, there were gross unrealized gains of $13,000 and gross unrealized losses of $13,000, and all investments which were classified as available-for-sale had maturity dates in 2011.

	December 31,	
	2011	2010
	(in thousands)	
Property and equipment		
Computer equipment and data center	$ 10,712	$ 11,712
Purchased software	4,594	3,952
Internally developed software	3,972	4,544
Office equipment	1,665	1,606
Office furniture	462	512
Leasehold improvements and other	3,133	3,133
	24,538	25,459
Accumulated depreciation	(19,261)	(18,516)
	5,277	6,943
Capital projects in progress	—	361
Total property and equipment	$ 5,277	$ 7,304

	December 31,	
	2011	2010
	(in thousands)	
Accrued expenses and other current liabilities		
Accrued distribution partner obligations	$ 287	$17,241
Salaries and related expenses	4,014	6,425
Business acquisition contingent liability	3,184	5,423
Accrued liabilities related to legal settlement	—	5,356
Other	1,748	1,353
Customer deposits	113	1,619
Accrued legal and other consulting expenses	207	893
Accrued rent	388	679
Deferred tax liability	309	308
Capital lease obligation	—	221
Total accrued expenses and other current liabilities	$10,250	$39,518

As of December 31, 2011, $27.3 million of amounts due to search distribution partners was classified in accounts payable.

Note 4: Fair Value Measurements

The Company measures its investments at fair value under GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy of the Company's financial assets carried at fair value and measured on a recurring basis is as follows (in thousands):

		Fair value measurements at the reporting date using		
	December 31, 2011	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents				
Money market funds	$ 32,637	$—	$ 32,637	$—
Commercial paper	20,000	—	20,000	—
Total cash equivalents	52,637	—	52,637	—
Available-for-sale securities				
U.S. government securities	162,170	—	162,170	—
Commercial paper	49,484	—	49,484	—
Total available-for-sale securities	211,654	—	211,654	—
Total	$264,291	$—	$264,291	$—

		Fair value measurements at the reporting date using		
	December 31, 2010	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents				
Money market funds	$ 31	$—	$ 31	$—
Commercial paper	87,902	—	87,902	—
Taxable municipal bonds	12,096	—	12,096	—
Total cash equivalents	100,029	—	100,029	—
Available-for-sale securities				
U.S. government securities	90,850	—	90,850	—
Commercial paper	7,241	—	7,241	
Total available-for-sale securities	98,091	—	98,091	—
Total	$198,120	$—	$198,120	$—

There were no balances outstanding in financial assets measured on a recurring basis by using significant Level 3 inputs at December 31, 2011, 2010, or 2009 and there were no financial assets measured on a recurring basis by using significant Level 3 inputs during the years ended December 31, 2011 and 2010. Changes in the fair values of financial assets measured on a recurring basis by using significant Level 3 inputs in the year ended December 31, 2009 are as follows (in thousands):

	Auctions rate securities	Auction rate preferred securities	Total auction rate and auction rate preferred securities	Preferred shares	Total
Balance at January 1, 2009	11,741	1,810	13,551	365	13,916
Other-than-temporary impairment	(4,391)	(960)	(5,351)	—	(5,351)
Proceeds from sales of financial assets	(7,942)	(560)	(8,502)	(700)	(9,202)
Gain (loss) on sales of financial assets	592	(290)	302	335	637
Balance at December 31, 2009	$ —	$ —	$ —	$ —	$ —

In the year ended December 31, 2009, the Company recorded an other-than-temporary impairment of its available-for-sale investments in loss on investments, net in the Company's Statement of Operations of $5.4 million, and upon the subsequent sales of those investments the Company recorded a gain of $637,000 in loss on investments, net.

The Company reviews the impairments of its available-for-sale investments and classifies the impairment of any individual available-for-sale investment as either temporary or other-than-temporary. The differentiating factors between temporary and other-than-temporary impairments are primarily the length of the time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 5: Stockholders' Equity

Stock Incentive Plans

The Company's stock incentive plans generally provide employees, officers, directors, independent contractors, and consultants of the Company an opportunity to purchase shares of stock by exercising nonqualified stock options (which are options that are not described in Section 422 of the Internal Revenue Code of 1986, as amended). The plans also provide for the sale or granting of stock and RSUs to eligible individuals in connection with the performance of service for the Company. Finally, the plans authorize the grant of stock appreciation rights, either separately or in tandem with stock options, which entitle holders to cash compensation measured by appreciation in the value of the stock. The stock incentive plans are administered by the Compensation Committee of the Board of Directors, which is composed of non-employee directors. The Company issues new shares upon exercise of options and upon the vesting of RSUs.

1996 Plan: The Company primarily has one stock plan that was used for grants during 2011, 2010, and 2009. On December 5, 2006, the Company's Restated 1996 Flexible Stock Incentive Program (the "***1996 Plan***") was amended to permit grants of RSUs. RSUs and options granted under the 1996 Plan typically are scheduled to vest over three years or less, with 33 1/3% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. Options and RSUs granted in 2011, 2010, and 2009 under the 1996 Plan generally, with a few exceptions, vest over a period of three years, with either 100%, 50%, 33 1/3%, or

25% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis, and expire seven years from the date of grant. Options granted prior to 2008 under the 1996 Plan typically vest over four years, with 25% vesting one year from the date of grant and the remainder vesting ratably thereafter on a monthly, quarterly, or semi-annual basis, and expire seven or ten years from the date of grant. RSUs granted prior to 2008 did not have a typical vesting schedule. Through January 1, 2011, the number of shares available for grant pursuant to securities issued under the 1996 Plan increased annually on the first day of January by an amount equal to the lesser of (A) five percent of the Company's outstanding shares at the end of the Company's preceding fiscal year or (B) a lesser amount determined by the Board of Directors. The 1996 Plan limits the number of shares of common stock that may be granted to any one individual pursuant to stock options in any fiscal year of the Company to 800,000 shares, plus an additional 800,000 shares in connection with his or her initial employment with the Company, which initial grant does not count against the limit. In 2011, the Company granted MSUs under the 1996 plan. The actual amount of MSUs earned will be 0% to 150% of the target award, based on the change in the Company's total stockholder return relative to the change in the closing value of the iShares Russell 2000 Index. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting. One-third of the earned MSUs are scheduled to vest on the later of the Board's certification of the Company's performance under the 2011 MSU program and April 1, 2012, and the remaining earned MSUs are scheduled to vest in equal installments on each of April 1, 2013 and 2014. If an option, RSU, or MSU award is surrendered or for any other reason unused, in whole or in part, the shares that were subject to the award shall continue to be available under the 1996 Plan.

2001 Plan: In February 2001, the Company implemented its 2001 Nonstatutory Stock Option Plan (the "***2001 Plan***"), under which nonqualified stock options to purchase common stock or shares of restricted stock may be granted to employees. Under the 2001 Plan, 2.5 million shares of common stock are authorized for grant of options or issuance of restricted stock. Options granted subsequent to 2005 under the 2001 Plan expire seven years from the date of the grant and vest over three years, with 33% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. Options granted prior to 2006 under the 2001 Plan expire ten years from the date of the grant and vest over two years, with 50% vesting ratably on a monthly basis over the two-year period and the remaining 50% balance vesting at the end of the two-year period.

Plans and awards assumed through acquisition: In addition to the plans described above, the Company has assumed stock incentive plans and awards through acquisitions. The majority of the plans assumed have expired; one plan has options outstanding although the plan has expired. There are no shares available for grant as of December 31, 2011 under any plan assumed through acquisition.

A summary of the general terms of options to purchase common stock, RSUs and MSUs previously granted under these plans, including options outstanding and available for grant at December 31, 2011, is as follows:

	1996 Plan	2001 Plan	Switchboard Plan
Requisite service period in years	4 or less	3 or less	4
Life in years	7 or 10	7 or 10	6
Options, RSUs, and MSUs outstanding at December 31, 2011	4,500,227	76,550	5,000
Options, RSUs, and MSUs available for grant at December 31, 2011	6,368,417	1,712,718	—

Options: Activity and pricing information regarding all options are summarized as follows:

	Options	Weighted average exercise price
Outstanding December 31, 2008	4,177,438	$ 19.02
Granted	3,035,200	7.62
Forfeited	(1,031,738)	16.77
Expired	(3,851)	104.92
Exercised	(1,070)	5.10
Outstanding December 31, 2009	6,175,979	13.74
Granted	1,755,600	9.74
Forfeited	(605,032)	11.41
Expired	(1,006,259)	20.32
Exercised	(274,495)	8.53
Outstanding December 31, 2010	6,045,793	11.95
Granted	1,540,350	8.71
Forfeited	(764,354)	8.93
Expired	(701,082)	18.64
Exercised	(2,153,410)	7.95
Outstanding December 31, 2011	3,967,297	$ 12.26
Options exercisable, December 31, 2011	2,240,375	$ 14.97
Options exercisable and expected to vest after December 31, 2011*	3,705,151	$ 12.51

* Options expected to vest reflect an estimated forfeiture rate.

All grants in 2011, 2010, and 2009 were made at an exercise price equal to the market price at the date of grant. Additional information regarding options outstanding for all plans as of December 31, 2011, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (yrs.)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 5.10 – 6.99	9,340	1.8	6.55	7,841	6.52
$ 7.00 – 8.99	1,935,749	6.1	8.44	341,165	7.70
$ 9.00 – 10.99	932,000	2.1	9.46	862,501	9.40
$ 11.00 – 19.99	335,450	4.6	11.50	274,110	11.62
$ 20.00 – 33.99	690,258	1.2	24.40	690,258	24.40
$ 34.00 – 47.21	64,500	0.2	42.10	64,500	42.10
Total	3,967,297	4.1	12.26	2,240,375	14.97

Restricted stock units: Activity and weighted average grant date fair value information regarding all RSU grants are summarized as follows:

	Restricted stock	Weighted average grant date fair value
Outstanding December 31, 2008	1,272,505	$11.68
Granted	1,253,920	7.30
Forfeited	(337,992)	10.52
Vested	(610,164)	11.66
Outstanding December 31, 2009	1,578,269	8.46
Granted	1,239,959	9.92
Forfeited	(374,288)	8.81
Vested	(1,066,455)	9.01
Outstanding December 31, 2010	1,377,485	9.26
Granted	291,500	8.86
Forfeited	(377,825)	9.07
Vested	(676,680)	9.30
Outstanding December 31, 2011	614,480	9.14
Expected to vest after December 31, 2011*	532,517	9.14

* RSUs expected to vest reflect an estimated forfeiture rate.

Market stock units: Activity and weighted average grant date fair value information regarding all MSU grants are summarized as follows:

	Market stock units	Weighted average grant date fair value
Outstanding December 31, 2010	—	$ —
Granted	155,250	9.28
Forfeited	(52,750)	9.28
Outstanding December 31, 2011	102,500	9.28
Expected to vest after December 31, 2011*	82,217	9.28

* MSUs expected to vest reflect an estimated forfeiture rate.

Other Plans:

1998 Employee Stock Purchase Plan: The Company adopted the ESPP in August 1998. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company and its subsidiaries to purchase common stock through payroll deductions of up to 15% of their compensation. Under the ESPP, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In addition, owners of 5% or more of the Company's or one of its subsidiary's common stock may not participate in the ESPP. An aggregate of 1,360,000 shares of common stock are authorized for issuance under the ESPP. The ESPP was implemented with six-month offering periods that begin on each February 1 and August 1. The price of common stock purchased under the ESPP is the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. The ESPP does not have a fixed expiration date, but may be terminated by the Company's Board of Directors at any time. There were 54,289, 53,596, and 60,618 shares issued for the ESPP periods that ended in 2011, 2010, and 2009, respectively. During the year ended December 31, 2011, financing cash generated from the purchase of shares through the ESPP amounted to $377,000. The Company issues new shares upon purchase through the ESPP.

Stock Sale and Warrant:

On August 23, 2011, as part of a negotiated agreement, the Company added Andrew M. Snyder to its Board of Directors and entered into agreements to sell stock and issue a warrant to CIG, the investment entity that Mr. Snyder heads as President. In connection with those agreements, the details of which were disclosed under Items 1.01 and 3.02 in the Current Report on Form 8-K filed on August 23, 2011, InfoSpace sold to CIG 764,192 newly-issued shares of unregistered InfoSpace common stock at a purchase price of $9.16 per share and issued to CIG a warrant to purchase one million shares of InfoSpace common stock, exercisable at a price of $9.62 per share. The warrant was originally scheduled to expire on August 23, 2014, but the completion of the acquisition of the TaxACT business on January 31, 2012, as discussed in Note 10, was an event under the warrant's terms that extended the expiration date to the earlier of August 23, 2017 or the effective date of a change of control of InfoSpace.

Note 6: Stock-based Compensation Expense

For the years ended December 31, 2011, 2010, and 2009, the Company recognized compensation expense related to stock options, RSUs and MSUs of $7.7 million, $13.9 million, and $10.6 million, respectively. To estimate the compensation cost that was recognized for the years ended December 31, 2011, 2010, and 2009, the Company used the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for equity awards granted:

	Years ended December 31,		
	2011	2010	2009
Stock option grants:			
Risk-free interest rate	0.25% - 1.58%	0.44% - 1.94%	0.87% - 2.12%
Expected dividend yield	0%	0%	0%
Expected volatility	40% - 50%	48% - 53%	47% - 56%
Expected life	3.0 years	3.1 years	3.2 years
Market stock unit grants			
Risk-free interest rate	0.15%	—	—
InfoSpace expected dividend yield	0%	—	—
iShares Russell 2000 Index expected dividend yield	1.08%	—	—
InfoSpace closing stock price	$ 8.74	—	—
iShares Russell 2000 Index closing price	$ 82.29	—	—
InfoSpace expected volatility	37.4%	—	—
iShares Russell 2000 Index expected volatility	20.3%	—	—
Measurement period	1.0 years	—	—
Warrant grant:			
Risk-free interest rate	0.46%	—	—
Expected dividend yield	0%	—	—
Expected volatility	39%	—	—
Expected life	2.0 years	—	—

The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The Company paid a special dividend in January 2008, and may pay special dividends in the future, but does not expect to pay recurring dividends. The expected volatility is based on historical volatility of the Company's stock for the related expected life of the option. The expected life of the equity award is based on historical experience.

As of December 31, 2011, total unrecognized stock-based compensation cost related to unvested stock options, unvested RSUs and unvested MSUs was $5.1 million, based on the Company's estimate of its pre-vesting forfeiture rate. The balance at December 31, 2011 is expected to be recognized over a weighted average period of approximately 14 months. Total unrecognized stock-based compensation cost related to unvested stock options was $2.3 million, which is expected to be recognized over a weighted average period of approximately 15 months. Total unrecognized stock-based compensation cost related to unvested RSU grants was $2.3 million, which is expected to be recognized over a weighted average period of approximately 11 months. Total unrecognized stock-based compensation cost related to unvested MSU grants was $514,000, which is expected to be recognized over a weighted average period of approximately 17 months.

The Company has included the following amounts for stock-based compensation cost, including the cost related to the ESPP, in the accompanying Statement of Operations for the years ended December 31, 2011, 2010, and 2009 (amounts in thousands):

	Years ended December 31,		
	2011	2010	2009
Cost of sales	$ 286	$ 461	$ 535
Engineering and technology	821	1,298	1,423
Sales and marketing	1,002	2,631	2,038
General and administrative	5,579	9,528	6,572
Total	$7,688	$13,918	$10,568

Financing cash flow generated by tax benefits from stock-based award activity was $1.3 million in 2011 and no tax expense was recognized related to stock-based compensation. Excluded from the amounts recorded in the above categories of operating expense for the years ended December 31, 2011, 2010, and 2009 are the following amounts that were capitalized as part of internally developed software, and amounts that were reclassified as discontinued operations (amounts in thousands):

	Years ended December 31,		
	2011	2010	2009
Internally developed software	$ 206	$ 259	$270
Discontinued operations	(159)	833	—
Total	$ 47	$1,092	$270

The $1.9 million fair value of the warrant issued in August 2011 was fully expensed in the year ended December 31, 2011 and was classified to general and administrative expenses. The acquisition of the TaxACT business on January 31, 2012 fulfilled the warrant agreement's remaining performance condition and extended the warrant's expiration date. The extension of the warrant's term is a modification that will result in a charge to stock-based compensation expense in 2012 equal to the increase in the warrant's fair value. Additionally, subsequent to the modification, the Company will treat the award as a derivative instrument and record future changes in the warrant's fair value in other loss (income), net.

In October 2011, the Company granted 200,000 stock options to a non-employee who performed acquisition-related activities, and the award's vesting was predicated on completing a qualified acquisition per the terms of the award. As a qualified acquisition did not occur in 2011, the fair value at December 31, 2011 was considered to be $0, and the resulting expense in 2011 was also $0. The expense for that award will be recognized in 2012, due to the completion of the TaxACT acquisition on January 31, 2012, which, as discussed in Note 10, was considered to be a qualifying acquisition. The modification of the award is expected to result in a charge to stock-based compensation expense in 2012.

Stock-based compensation expense recognized during the years ended December 31, 2011, 2010, and 2009 is based on the grant date fair values estimated using the Black-Scholes-Merton option pricing model for options granted, the fair value at date of grant for RSUs and the Monte Carlo valuation method for the MSU grants. The Company has historically disclosed and currently recognizes stock-based compensation expense over the vesting period for each separately vesting portion of a share-based award as if they were, in substance, individual share-based awards. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted average fair value for options granted in the years ended December 31, 2011, 2010, and 2009 was $2.80, $3.47, and $2.77 per share, respectively. The Company issues new shares upon exercise of options to purchase common stock and vesting of RSUs.

The total intrinsic value of RSUs vested, options exercised, and shares purchased pursuant to the ESPP during the years ended December 31, 2011, 2010, and 2009 is supplemental information for the consolidated statements of cash flows and is presented below (amounts in thousands):

	Years ended December 31,		
	2011	2010	2009
RSUs vested	$5,945	$10,097	$3,982
Options exercised	$2,474	$ 436	$ 4
Shares purchased pursuant to ESPP	$ 100	$ 107	$ 70

Awards outstanding at December 31, 2011 have the following total intrinsic value and weighted average remaining contractual terms:

	Outstanding at December 31, 2011	Intrinsic value (in thousands)	Weighted average remaining contractual term (in years)
Options outstanding	3,967,297	$6,405	4.1
Options exercisable and outstanding	2,240,375	$2,530	2.4
Restricted stock units outstanding	614,480	$6,753	0.9
Market stock units outstanding	102,500	$1,690	1.4

Options vested and outstanding at December 31, 2011 and expected to vest in the future, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $5.8 million and weighted average remaining contractual term of 3.9 years. RSUs expected to vest after December 31, 2011, based on the

Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $5.9 million and weighted average remaining contractual term of 0.9 years. Cash generated from the exercise of stock options amounted to $17.0 million for the year ended December 31, 2011.

Note 7: Commitments and Contingencies

The Company has noncancellable operating leases for its corporate facilities. The leases run through 2013. Rent expense under operating leases totaled $1.8 million, $1.3 million, and $1.1 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company's contractual commitments are as follows for the years ending December 31 (in thousands):

	2012	2013	2014	2015 and thereafter	Total
Operating lease commitments	$1,510	$257	$—	$—	$1,767
Purchase commitments	1,369	736	$—	—	2,105
Total	$2,879	$993	$—	$—	$3,872

As of December 31, 2011, the Company has pledged $3.6 million as collateral for standby letters of credit and bank guaranties for certain of its property leases, which is included in other long-term assets.

Litigation

From time to time the Company is subject to various legal proceedings or claims that arise in the ordinary course of business. Although the Company cannot predict the outcome of these matters with certainty, the Company's management does not believe that the disposition of these ordinary course matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 8: Income Taxes

Income tax expense (benefit) from continuing operations consists of the following for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	Years ended December 31,		
	2011	2010	2009
Current			
U.S. federal	$ 7,416	$9,010	$(2,629)
State	166	(316)	5
Foreign	—	12	(9)
Total current benefit (expense)	$ 7,582	$8,706	$(2,633)
Deferred			
U.S. federal	$(18,654)	$ 19	$ 2,814
State	(216)	—	—
Total deferred expense (benefit)	(18,870)	19	2,814
Income tax expense (benefit), net	$(11,288)	$8,725	$ 181

The income tax expense (benefit) from continuing operations differs from the amount computed by applying the statutory federal income tax rate for the years ended December 31, 2011, 2010, and 2009 as follows (in thousands):

	Years ended December 31,		
	2011	2010	2009
Income tax expense at federal statutory rate of 35%	$ 7,082	$6,299	$ 2,654
Foreign	—	12	(9)
State, net of federal benefit	57	163	3
Nondeductible compensation	675	—	11
Foreign exchange gain	—	(516)	—
Change in liabilities for uncertain tax positions	79	(566)	—
Change in valuation allowance	(19,272)	3,235	(2,680)
Other	91	98	202
Income tax expense (benefit), net	$(11,288)	$8,725	$ 181

The tax effect of temporary differences and net operating loss carryforwards from continuing operations that give rise to the Company's deferred tax assets and liabilities as of December 31, 2011 and 2010 are as follows (in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Current	$ 1,270	$ 1,106
Non-current		
Net operating loss carryforwards	274,779	284,888
Tax credit carryforwards	6,756	6,685
Depreciation and amortization	12,392	13,449
Stock-based compensation	5,304	8,542
Other, net	1,682	1,993
Total non-current tax assets	300,913	315,557
Total gross deferred tax assets	302,183	316,663
Valuation allowance	(283,000)	(316,355)
Deferred tax assets, net of valuation allowance	$ 19,183	$ 308
Deferred tax liabilities:		
Current		
Prepaid expenses	$ (309)	(308)
Total current tax liabilities	(309)	(308)
Non-current		
Depreciation and amortization	(22)	(218)
Total non-current tax liabilities	(22)	(218)
Total gross deferred tax liabilities	(331)	(526)
Net deferred tax assets (liabilities)	$ 18,852	$ (218)

The income tax benefit from continuing operations reflects a decrease in the valuation allowance during 2011 of $378,000 due to utilization of deferred tax assets in the current year to reduce taxes payable and $18.9 million released at year end, for a total of $19.3 million. The consolidated balance sheets reflect a decrease in the valuation allowance of $33.4 million, which exceeds the change in the valuation allowance reflected in the income tax provision by $14.1 million. This difference is attributable to the release of the valuation allowance on the consolidated balance sheets for decreases in deferred tax assets that do not affect income tax expense. The Company released $1.1 million of the valuation allowance upon utilization of equity-based deferred tax assets used to reduce taxes payable. The Company also released $2.4 million of the valuation allowance for deferred tax assets from the settlements of compensation cost, where the compensation cost was in excess of the tax benefit. The Company released $8.9 million of valuation allowance for the decrease in the deferred tax assets arising from foreign operating losses and $286,000 of valuation allowance for the decrease in the state income tax effect of the temporary differences. The Company recorded $702,000 of valuation allowance for the net increase in deferred tax assets arising from miscellaneous items. The decrease in the valuation allowance recorded in income tax expense from continuing operations excludes $653,000 of the net valuation allowance pertaining to discontinued operations.

At December 31, 2011, the Company evaluated the need to maintain a valuation allowance for deferred tax assets based upon its assessment of whether it is more likely than not that the Company will generate sufficient future taxable income necessary to realize the deferred tax benefits. The Company considered all available evidence, both positive and negative, in assessing the need for a valuation allowance, such as the reversal of the three-year cumulative net losses to cumulative net profits, the sale of the Company's unprofitable e-commerce business, renewals of key customer contracts at neutral to favorable economic impact and forecasted future taxable income.

The Company weighed each piece of evidence in a qualitative and quantitative analysis and based upon its judgment determined that the weight of the positive evidence was sufficient to conclude that the Company will more likely than not realize a portion of the U.S. deferred tax assets of an ordinary nature. Accordingly, the Company released a valuation allowance on these deferred tax assets as of December 31, 2011 in the amount of $18.9 million and reflected this income tax benefit in the results from continuing operations. The financial projections supporting the Company's conclusion to release a portion of its valuation allowance contain significant assumptions and estimates of future operations.

At the end of the year, the Company had U.S. deferred tax assets of an ordinary nature, exclusive of those which it cannot realize until it uses the deferred tax assets to reduce taxes payable, of $18.9 million. The Company needs to generate $54.0 million of pre-tax income during the future to realize these deferred tax assets.

The Company does not forecast income of a capital nature. The lack of forecasted capital gains represents negative evidence as to the realizability of the deferred tax assets of a capital nature. The Company weighted each piece of evidence and judged that the weight of the negative evidence was sufficient to retain the valuation allowance against its U.S. deferred tax assets of a capital nature.

The Company has deferred tax assets of net operating losses that arose from excess tax benefits for stock-based compensation and minimum tax credits that arose from the corresponding alternative minimum tax paid for those excess tax benefits. The Company will continue to apply a valuation allowance against these deferred tax assets until the Company utilizes the deferred tax assets to reduce taxes payable.

During the year, the valuation allowance decreased by $33.4 million, which includes the $18.9 million release of the balance at the end of the year.

The net changes in the valuation allowance during the years ended December 31, 2011 and 2010 are shown below (in thousands):

	Valuation allowance	
	2011	2010
Balance at beginning of year	$316,355	$319,140
Net changes to deferred tax assets, subject to a valuation allowance	(14,481)	(2,785)
Release of end of year valuation allowance	(18,874)	—
Balance at end of year	$283,000	$316,355
Net change during the year	$ (33,355)	$ (2,785)

As of December 31, 2011, the Company's U.S. federal net operating loss carryforward for income tax purposes was $785.1 million, which relates to tax deductions for stock-based compensation. When the net operating loss carryforwards related to excess stock-based compensation are recognized, the income tax benefit of those losses is accounted for as a credit to stockholders' equity on the consolidated balance sheets rather than the Company's Statement of Operations.

If not utilized, the Company's federal net operating loss carryforwards will expire between 2020 and 2030. Additionally, changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards used in any one year.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2011, 2010, and 2009 are as follows (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2009	$18,830
Gross increases for tax positions of prior years	—
Gross decreases for tax positions of prior years	—
Gross increases for tax positions of current year	—
Gross decreases for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	(566)
Balance at December 31, 2010	$18,264
Gross increases for tax positions of prior years	146
Gross decreases for tax positions of prior years	(76)
Gross increases for tax positions of current year	—
Gross decreases for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	(67)
Balance at December 31, 2011	$18,267

The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $816,000 and $737,000 as of December 31, 2011 and 2010, respectively. The remaining $17.5 million as of both December 31, 2011 and 2010, if recognized, would create a deferred tax asset subject to a valuation allowance. If the Company released the valuation allowance, the amount would affect the Company's effective tax rate. The Company and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008, although net operating loss carryforwards and tax credit carryforwards from any year are subject to examination and adjustment for at least three years following the year in which they are fully utilized. As of December 31, 2011, no significant adjustments have been proposed relative to the Company's tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. During the year ended December 31, 2011, the Company accrued interest expense related to uncertain tax positions, net of the reversal of accrued interest on other uncertain tax positions upon the expiration of the statute of limitations on assessments, in the amount of $52,000. During the year ended December 31, 2010, the Company reversed previously accrued interest expense related to the uncertain tax positions upon the expiration of the statute of limitations on assessments. The Company included the reversal of interest, net of accrued interest on other uncertain tax positions, in the amount of $159,000. During the year ended December 31, 2009, the Company accrued interest expense related to uncertain tax positions in the amount of $108,000. As of December 31, 2011 and 2010, the Company had $145,000 and $93,000 of accrued interest related to uncertain tax positions, respectively, which is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Note 9: Business Combinations

Presented below is information regarding the Company's business combinations during the years ended December 31, 2011, 2010, and 2009, including information about the allocation of the purchase price from these transactions.

Mercantila

On May 10, 2010, the Company acquired certain assets from Mercantila, Inc., an online retail company. The acquisition was intended to diversify the Company's business model and expand its operations into the online retail industry. On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc., and the results of operations from the Mercantila business are reflected as discontinued operations for all periods presented in the Company's Annual Report on Form 10-K. Nikhil Behl, a former Named Executive Officer of InfoSpace, owned a majority interest in Zoo Stores at the time of the transaction, and Mr. Behl ceased to be an officer of, or otherwise affiliated with, InfoSpace upon the closing of the transaction.

Since the acquisition date, the Company has included in its consolidated results the financial results of its acquired Mercantila, Inc. assets, which included $49.4 million of revenue, a contribution to loss from discontinued operations of $6.8 million, and a loss on sale of $7.7 million.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at their date of acquisition as follows (in thousands):

Tangible assets acquired	$ 2,234
Liabilities assumed	(8,231)
Identifiable net liabilities assumed	$ (5,997)
Fair value adjustments to intangible assets	
License for use of developed core technology	$ 893
Internet domain names	452
Customer relationships	39
Fair value of net liabilities assumed	$ (4,613)
Purchase price:	
Cash paid	$ 7,800
Plus identifiable net liabilities assumed	5,997
Less fair value of intangible assets acquired	(1,384)
Excess of purchase price over net assets acquired, allocated to goodwill	$12,413

The Company expected that goodwill would be deductible for tax purposes.

The customer relationships had estimated useful lives of 12 months and were amortized over their lives under the straight-line method. The developed core technology had an estimated useful life of 24 months, after which the Company assumed that substantial modifications and enhancements would be required for the technology to remain competitive. The license was amortized over its life proportionately to the estimated total revenue to be generated through the acquired technology. The Company determined that the acquired Internet domain names had indefinite lives, and, therefore, these intangible assets were not amortized to expense.

Direct transaction costs of approximately $337,000 include estimated investment banking and legal fees directly related to the acquisition and the Company recorded a charge to general and administrative expenses in the year ended December 31, 2010.

Make The Web Better

On April 1, 2010, the Company purchased assets consisting of web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites, for $13.0 million. The purchase was intended to increase profitability and increase the proportion of the search revenue generated through the Company's owned and operated properties. The purchase consideration included an initial cash payment of $8.0 million, with the remaining consideration payable in cash and contingent on future financial performance.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at their date of acquisition as follows (in thousands):

Installed code base technology	$ 12,650
License for use of developed core technology	235
Prepaid hosting services	115
Identifiable assets acquired	$ 13,000
Purchase price:	
Cash paid	$ 8,000
Contingent consideration	5,000
Purchase price	$ 13,000
Less identifiable assets acquired	(13,000)
Excess of purchase price over net assets acquired, allocated to goodwill	$ —

The installed code base technology, technology license, and prepaid hosting services have estimated useful lives of 57 months, 33 months, and five months, respectively, with the installed code base technology and the license to be amortized proportionately over its life to the estimated total revenue to be generated through the acquired technology, adjusted for revisions in the estimated total revenue expected to be generated, and the prepaid hosting services to be amortized over its life under the straight-line method. The Company expects that any amount in excess of the original $5.0 million contingent consideration will be deductible for tax purposes.

Revenue generated from search traffic on the Make The Web Better site as an owned and operated property was $8.2 million in 2011 and $16.4 million in 2010. Other than the amortization expense of $2.6 million in 2011 and $9.0 million in 2010 associated with the recognized code base intangible asset, direct operating costs associated with the revenue generated by this site are not significant. Additionally, see Note 2 for costs related to a contingent consideration arrangement with the former owners of Make The Web Better.

Note 10: Subsequent Events

On January 31, 2012, the Company acquired all of the outstanding stock of TaxACT Holdings, Inc., and its wholly-owned subsidiary, 2nd Story Software, Inc., which operates a tax preparation software and online service, TaxACT. The Company paid $287.5 million in cash for this acquisition, less certain transaction expenses, and subject to certain specified working capital adjustments. The TaxACT acquisition was funded from its cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn). The acquisition was intended to diversify the Company's business model and expand its operations into the tax preparation industry.

The Company has not completed its purchase accounting for this transaction and is still in the process of valuing the assets acquired. Preliminary estimates of valuations are as follows (amounts in thousands):

	Fair Value
Tangible assets acquired	$ 22,100
Liabilities assumed	13,400
Identifiable net assets acquired	$ 8,700
Fair value adjustments to intangible assets	
Customer relationships	$ 101,000
Proprietary technology	29,800
Trade name	19,500
Fair value of intangible assets acquired	$ 150,300
Purchase price:	
Cash paid	$ 287,500
Less identifiable net assets acquired	(8,700)
Plus deferred tax liability related to intangible assets	52,600
Less fair value of intangible assets acquired	(150,300)
Excess of purchase price over net assets acquired, allocated to goodwill	$ 181,100

The Company's preliminary estimates of the economic lives of the acquired intangible assets are eight years for the customer relationships, four years for the proprietary technology, three years for the personal property assets, and the trade name is estimated to have an indefinite-life. The Company plans to amortize the definite-lived intangible assets over their respective estimated lives. The goodwill and the trade name will be tested for impairment at least annually. The Company expects to report its final valuations in its Quarterly Report on Form 10-Q for the three months ended March 31, 2012. The Company plans to file the required historical financial statements of TaxACT Holdings, Inc., and the required pro forma financial statements that combine the results of The Company and TaxACT Holdings, Inc., in a Form 8-K/A to amend the Current Report on Form 8-K filed on January 31, 2012, by April 17, 2012.

The Company paid $392,000 in 2011 in acquisition costs reported in general and administrative expenses. The Company placed $20 million of the purchase price in escrow to provide security for certain indemnification obligations set forth in the acquisition agreement. The Company incurred $3.1 million of debt origination costs related to the credit facility used to help fund the acquisition, which the Company plans to amortize to interest expense over the term of the loan. Upon the completion of the acquisition, the Company issued 380,000 options and 167,000 RSUs to TaxACT's employees, as an incentive for future services.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011 to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of the Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. Deloitte & Touche LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2011 and its report is included below.

Changes in Internal Control over Financial Reporting

Other than the remediation of the material weakness in internal control over financial reporting related to our accounting for the purchase of assets consisting of internet properties and licenses for content and technology from Make The Web Better, as further described in Part 1, Item 4 of our Quarterly Report on Form 10-Q filed on November 14, 2011, there was no change in our internal control over financial reporting that occurred during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, Washington

We have audited the internal control over financial reporting of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated March 9, 2012, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the acquisition of TaxACT Holdings, Inc. and subsidiary.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 9, 2012

ITEM 9B. Other Information

Not applicable.

PART III

As permitted by the rules of the Securities and Exchange Commission, we have omitted certain information from Part III of this Annual Report on Form 10-K. We intend to file a definitive Proxy Statement with the Securities and Exchange Commission relating to our annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and such information is incorporated by reference herein.

ITEM 10. Directors, Executive Officers and Corporate Governance

Certain information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Proposal One—Election of Directors."

Certain information regarding our executive officers is included in Part I, Item 1 of this report under the caption "Executive Officers of the Registrant" and is incorporated by reference into this Item.

Other information concerning our officers and directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Information Regarding the Board of Directors" and "Beneficial Ownership."

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," and "Compensation of Named Executive Officers."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Beneficial Ownership" and "Equity Compensation Plans."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Information Regarding the Board of Directors" and "Audit Committee Report."

ITEM 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference to our Proxy Statement under the heading "Audit Committee Report."

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a)

1. ***Consolidated Financial Statements*.**

See Index to Consolidated Financial Statements at Item 8 of this report.

2. ***Financial Statement Schedules*.**

All financial statement schedules required by Item 15(a)(2) have been omitted because they are not applicable or the required information is presented in the Consolidated Financial Statements or Notes thereto.

3. ***Exhibits*.**

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this report.

(b) ***Exhibits***

See Item 15 (a) above.

(c) ***Financial Statements and Schedules.***

See Item 15 (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOSPACE, INC.

By: /s/ WILLIAM J. RUCKELSHAUS
William J. Ruckelshaus
President and Chief Executive Officer

Date: March 9, 2012

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric M. Emans and Linda A. Schoemaker, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities to execute any amendments to this Annual Report on Form 10-K, and to file the same, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. RUCKELSHAUS **William J. Ruckelshaus**	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 9, 2012
/s/ ERIC M. EMANS **Eric M. Emans**	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2012
/s/ JOHN E. CUNNINGHAM, IV **John E. Cunningham, IV**	Chairman and Director	March 9, 2012
/s/ JULES HAIMOVITZ **Jules Haimovitz**	Director	March 9, 2012
/s/ RICHARD D. HEARNEY **Richard D. Hearney**	Director	March 9, 2012
/s/ STEVEN W. HOOPER **Steven W. Hooper**	Director	March 9, 2011
/s/ ELIZABETH J. HUEBNER **Elizabeth J. Huebner**	Director	March 9, 2011
/s/ ANDREW M. SNYDER **Andrew M. Snyder**	Director	March 9, 2011
/s/ LEWIS M. TAFFER **Lewis M. Taffer**	Director	March 9, 2011
/s/ JAMES F. VOELKER **James F. Voelker**	Director	March 9, 2011

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
2.1	LLC Interest Purchase Agreement dated June 10, 2011 among Zoo Stores, Inc., InfoSpace, Inc., and Mercantila Acquisition, LLC	8-K	June 28, 2011	2.1	
2.2	Agreement and Plan of Merger by and among InfoSpace, Inc., Bluebunch Acquisition, Inc., 2SS Holdings, Inc., TA Associates Management, L.P. in its capacity as a Stockholder Representative, and Lance Dunn in his capacity as a Stockholder Representative, dated as of January 7, 2012.	8-K	January 9, 2012	2.1	
2.3	Amendment to Agreement and Plan of Merger, dated January 25, 2012				X
3.1	Restated Certificate of Incorporation	10-Q	November 14, 2011	3.1	
3.2	Restated Bylaws, as amended	8-K	November 20, 2007	3.2	
4.3	Preferred Stock Rights Agreement, dated as of July 19, 2002, between the Company and Mellon Investor Services LLC, including the Form of Certificate of the Powers, Designations, Preferences and Rights of Series C Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively	8-K	July 24, 2002	4.4	
10.1*	1998 Employee Stock Purchase Plan	S-1 (No. 333-62323), as amended	August 27, 1998	10.3	
10.2*	Restated 1996 Flexible Stock Incentive Plan, as amended and restated effective as of November 18, 2011				X
10.3*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement for Nonemployee Directors	S-8 (No. 333-169691)	September 30, 2010	4.5	
10.4*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement for Vice Presidents and Above	S-8 (No. 333-169691)	September 30, 2010	4.6	
10.5*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Nonemployee Directors	S-8 (No. 333-169691)	September 30, 2010	4.8	
10.6*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Vice Presidents and Above	S-8 (No. 333-169691)	September 30, 2010	4.9	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.7*	InfoSpace, Inc. Amended and Restated 2001 Nonstatutory Stock Option Plan	10-Q	August 9, 2007	10.6	
10.8*	Form of Amended and Restated 2001 Nonstatutory Stock Option Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement	10-Q	August 9, 2007	10.33	
10.9*	Form of Market Stock Units Agreement	10-Q	August 8, 2011	10.10	
10.10	Office Lease Agreement, dated March 10, 2000, between InfoSpace, Inc. and Three Bellevue Center, LLC for office space located at 601 108th Avenue N.E., Bellevue, Washington	10-K	March 30, 2000	10.17	
10.11	Ninth Amendment to Office Lease Agreement effective as of December 21, 2007, between InfoSpace, Inc. and WA—Three Bellevue Center, LLC	8-K	January 4, 2008	10.1	
10.12	Eleventh Amendment to Office Lease Agreement, effective as of April 23, 2009, between InfoSpace, Inc. and WA—Three Bellevue Center, LLC	10-K	February 26, 2010	10.15	
10.13	Lease Agreement, dated January 28, 2008, by and between 2nd Story Software, Inc., PBI Properties, Larry Kane Investments, L.C., and Swati Dandekar for office space located at 1425 60th Street NE, Suite 300, Cedar Rapids, Iowa.				X
10.14*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers	8-K	April 13, 2011	10.1	
10.15*	Amended and Restated InfoSpace Executive Bonus Plan, applicable for 2011	10-Q	August 8, 2011	10.11	
10.16*	InfoSpace 2012 Executive Bonus Plan	8-K	February 10, 2012	10.1	
10.17*	Amended and Restated Equity Grant Program for Nonemployee Directors	8-K	April 13, 2011	10.2	
10.18*	Nonemployee Director Cash Compensation Policy, updated and effective as of November 8, 2011				X
10.19*	Employment Agreement effective as of October 7, 2008 between InfoSpace, Inc. and Michael J. Glover	10-Q	November 10, 2008	10.1	
10.20*	409A Corrective Amendment to Employment Agreement for Michael J. Glover	10-Q	August 8, 2011	10.5	
10.21*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and David B. Binder	10-Q	November 10, 2008	10.3	
10.22*	409A Corrective Amendment to Employment Agreement for David B. Binder	10-Q	August 8, 2011	10.3	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.23*	Employment Agreement, amended and restated effective as of January 6, 2012, between InfoSpace, Inc. and Eric M. Emans				X
10.24*	Employment Agreement, amended and restated effective as of January 6, 2012, between InfoSpace, Inc. and Linda A. Schoemaker				X
10.25*	Amended and Restated Employment Agreement between William J. Ruckelshaus and InfoSpace, Inc. dated June 15, 2011	10-Q	August 8, 2011	10.1	
10.26*	Employment Agreement between JoAnn Kintzel, 2nd Story Software, Inc., and InfoSpace, Inc. dated January 31, 2012				X
10.27*	Employment agreement between InfoSpace, Inc. and Travis McElfresh	10-Q	May 6, 2011	10.3	
10.28*	Employment agreement effective as of March 22, 2010 between InfoSpace, Inc. and Stephen Hawthornthwaite	10-Q	May 6, 2010	10.3	
10.29*	409A Corrective Amendment to Employment Agreement for Stephen P. Hawthornthwaite	10-Q	August 8, 2011	10.6	
10.30*	Separation and Release of Claims Agreement between Stephen Hawthornthwaite and InfoSpace, Inc., effective October 21, 2011				X
10.31*	Employment agreement effective as of May 10, 2010 between InfoSpace, Inc. and Nikhil Behl	10-Q	August 4, 2010	10.1	
10.32*	Termination and Waiver dated June 22, 2011 between InfoSpace, Inc. and Nikhil Behl	8-K	June 28, 2011	10.1	
10.33†	Google Services Agreement and Order Form by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	8-K	March 31, 2011	10.1	
10.34†	Amended and Restated Google Services Agreement by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	8-K	March 31, 2011	10.2	
10.35†	Amendment Number One to Amended and Restated Google Inc. Services Agreement and Order Form dated November 6, 2006 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.3	
10.36†	Amendment Number Two to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.4	
10.37†	Amendment Number Four to Amended and Restated Google Inc. Services Agreement and Order Form dated December 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.5	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.38†	Amendment Number Five to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2010 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.6	
10.39†	Amendment Number Six to Amended and Restated Google Inc. Services Agreement and Order Form dated August 1, 2010 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.7	
10.40†	Amendment Number Seven to Amended and Restated Google Inc. Services Agreement and Order Form dated April 1, 2011 by and between Google Inc. and InfoSpace Sales LLC	10-Q	May 6, 2011	10.1	
10.41†	Yahoo Publisher Network Contract #1-23975446 dated January 31, 2011 by and between Yahoo! Inc. and its subsidiary Yahoo! Sarl and InfoSpace Sales LLC	10-Q/A	August 30, 2011	10.2	
10.42	Securities Purchase Agreement between InfoSpace, Inc. and Cambridge Information Group I LLC, dated August 23, 2011	8-K	August 23, 2011	10.1	
10.43	Warrant to Purchase Common Stock granted by InfoSpace, Inc. to Cambridge Information Group I LLC, dated August 23, 2011	8-K	August 23, 2011	10.2	
10.44	Stockholder Agreement between InfoSpace, Inc. and Cambridge Information Group I LLC, dated August 23, 2011	8-K	August 23, 2011	10.3	
10.45	Credit Agreement among 2nd Story Software, Inc., as Borrower, TaxACT Holdings, Inc., as a Guarantor, and RBS Citizens, N.A., as administrative agent and a lender, BMO Harris Financing, Inc., Silicon Valley Bank, Bank of America, N.A., and Wells Fargo Bank, N.A., each as lenders, dated as of January 31, 2012				X
10.46	Settlement Agreement dated September 14, 2010	8-K	September 17, 2010	99.1	
14.1	InfoSpace, Inc. Code of Business Conduct and Ethics, as amended on November 3, 2010	10-Q	November 5, 2010	14.1	
21.1	Subsidiaries of the registrant				X
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (contained on the signature page hereto)				X
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101**	The following financial statements from the Company's 10-K for the fiscal year ended December 31, 2011, formatted in XBRL: (i) Consolidated Balance Sheets (ii) Consolidated Statements of Operations and Comprehensive Income, (iii), Consolidated Statements of Stockholders' Equity, (iv), Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.				X

* Indicates a management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and are otherwise not subject to liability under those sections.

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from these exhibits to this Annual Report on Form 10-K and submitted separately to the Securities and Exchange Commission.

infospace®

DIRECTORS

John E. Cunningham IV
Chairman of the Board

William J. Ruckelshaus
Director, President, and Chief Executive Officer

Jules Haimovitz

Gen. Richard D. Hearney (Ret.)

Steven W. Hooper

Elizabeth J. Huebner

Andrew M. Snyder

Lewis M. Taffer

James F. Voelker

EXECUTIVE OFFICERS

William J. Ruckelshaus
President and Chief Executive Officer

Eric M. Emans
Chief Financial Officer and Treasurer

Michael J. Glover
Vice President, Distribution and Business Development

Joanne Z. Kintzel
President of 2nd Story Software, Inc.

Linda A. Schoemaker
General Counsel and Secretary

STOCKHOLDER INFORMATION

Investor Information
To request copies of InfoSpace's Annual Report on Form 10-K or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our corporate Web site at www.infospaceinc.com

Securities
InfoSpace common stock is traded on the NASDAQ Global Select market under the symbol "INSP".

Independent Registered Public Accounting Firm
Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104

Transfer Agent
Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
888.581.9372

Corporate Headquarters
InfoSpace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004
425.201.6100
www.infospaceinc.com